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ENTERTAINMENT
PROPERTIES TRUST

# 2007 ANNUAL REPORT





CHARTER SCH

ENTERTAINMENT
PROPERTIES TRUST
FIVE STAR PROPERTIES

## BOARD OF TRUSTEES



## EXECUTIVE OFFICERS

**David M. Brain**
*President & Chief Executive Officer*

**Gregory K. Silvers**
*Vice President & Chief Operating Officer*

**Mark A. Peterson**
*Vice President & Chief Financial Officer*

**Michael L. Hirons**
*Vice President Finance*

## ANNUAL SHAREHOLDERS MEETING

The annual meeting of shareholders will be held at 10:00 A.M. Central Time, May 7, 2008 in the Leawood Town Center 20 Theatre, 11701 Nall, Leawood, KS. 66211.

## STOCK MARKET INFORMATION

The Company's common shares of beneficial interest are traded on the New York Stock Exchange under the symbol EPR.

## INVESTOR RELATIONS

For further information regarding Entertainment Properties Trust, you are invited to inquire:
Entertainment Properties Trust
Investor Relations Department
30 West Pershing Road, Suite 201
Kansas City, MO. 64108
info@eprkc.com

EPR Listed NYSE

For access to additional financial information visit our website at www.eprkc.com.

## TRANSFER AGENT AND REGISTRAR

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI. 02940-3078

## INDEPENDENT AUDITORS

KPMG LLP
1000 Walnut Street
Suite 1600
Kansas City, MO. 64106

ENTERTAINMENT
PROPERTIES TRUST

Union Station
30 West Pershing Road,
Suite 201
Kansas City, Missouri 64108
**816-472-1700**
Toll Free: 888-EPR-REIT
Fax: 816-472-5794
www.eprkc.com

Dear Shareholder,

Entertainment Properties Trust [EPR] marked its 10th anniversary in 2007 with record growth and shareholder return metrics. In 2007, EPR maintained its pattern of consistent reliable increases in shareholder return metrics in considerable contrast to the volatile market overall and particularly the real estate markets. EPR continued on its march of increasing cash flow [Funds From Operations or FFO] per diluted share, marking double-digit percentage increases for a fifth consecutive year. We achieved this while strengthening our strategic Five Star operative principles, furthering their implementation to fortify our opportunities and enabling continued growth potential for the future.

**RECORD GROWTH AND PERFORMANCE**

During 2007, EPR made real estate investments totaling more than $425 million, the largest annual growth in assets in the company's 10-year history. These investments included but were not confined to theatre properties. This record level of asset growth helped propel shareholder returns to new heights as well. For the year, FFO grew by 13% in total, and 10% per diluted common share.

**PROFILE OF INVESTMENTS MADE**

The scope of EPR's investments expanded beyond megaplex theatres during the last couple of years, and that trend continued in 2007. As we have vigorously described many times, including in this letter for the past several years, this expansion has been thoughtful, purposeful and disciplined by the same key criteria that have guided our long-term success in cinema investing: our Five Star Investment Principles. They are:

**Inflection Opportunity:** A generational renewal or restructuring change in an industry's properties that creates an opportunity for insightful capital.

**Enduring Value:** Investments in real estate devoted to and improving upon long-lived activities.

**Excellent Execution:** Premium locations and investment executions that lead to market-dominant performance and create credit beyond the particular tenant.

**Attractive Economics:** Accretive initial returns along with growth in yield over the life of our investments in categories of meaningful size.

**Advantageous Position:** Sustainable competitive advantages based on knowledge, relationships or access to key investment elements.

Our serious dedication to the discipline embodied in these principles is indicated by our adoption of a whole new image set for the company. After ten years, we have updated our Colosseum logo and set out the Five Stars conspicuously above. Further, we have added "Five Star Properties" as a subtitle to our name block. We are serious about the potential in dimensioning our company and its discipline.

Guided by our Five Star Principles, investments in 2007 included:

- Megaplex theatres – market-dominant best-of-class properties continuing the rescreening of North America that began in the late 90s.
- Ski properties – capitalizing on the growing demographic of snowboarders in highly accessible locations.

- Vineyards and wineries – establishing a leading market position in an industry of extraordinary durable real estate value that is amidst generatioal ownership changes and consolidation.
- Public charter schools – creating a reliable capital funding source in an otherwise highly fractured, misunderstood and unserved market that is surprisingly large and stable.

We also made single-property investments in two unique but market-leading property types: a world-class, water park-anchored entertainment village developed by the industry's leading park operator over the last 10 years; and an innovative, covered but open-air, new-generation live performance amphitheatre to be operated by a booking agency that has been the market leader for more than 25 years.

**FINANCIAL MANAGEMENT**

This aggressive asset acquisition program was supported and complemented by equally ambitious, effective and successful capital formation and treasury management. Changes to our capital structure included:

- Redemption of our $58MM Series A Preferred Stock issue carrying a 9.5% coupon.
- Issuance of $111MM Series D Preferred Stock with a 7.375% coupon, which was notable as one of the lowest rates ever achieved and one of the largest issuances in years by an unrated company.
- Sale of 1.4 million shares of common stock raising more than $75 million.
- Establishment of a new four-year term $120MM debt facility, substantially all fixed at a rate under 6%.
- Placement of approximately $200MM of secured asset level debt of 5- and 10-year duration at rates just over 6%.
- Participation in federal-tax-advantaged bond debt to support theatres developed in the hurricane-devastated South region called Gulf Opportunity Zone, or Go-Zone, through bought-direct issuance and guarantees totaling more than $30 million.

Amazingly, all this was done with a company overhead expenditure level of only about 5.5% of our net operating income.

**STEADFAST COMMITMENT**

Simply put, EPR is driven to set and meet the very highest standards of excellence in real estate investment. Great credit goes to our team of professionals who have shaped this company and led it through the past decade of success. But our accomplishments have less to do with our intuitive sensibility about real estate and more to do with the discipline of rational and reasoned judgment. This is the essence of our Five Star Principles. At the beginning and at the end of the day, it is the integrity, consistency and discipline of our investment strategy in the marketplace that earns our investors' trust. We thank you for that trust. We pledge to you a continued, steadfast commitment to the qualities we bring to earning it.

David M. Brain
President and Chief Executive Officer

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
**Washington, D.C. 20549**

# FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2007

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES ACT OF 1934**

For the transition period from ____________ to ____________

Commission file number: **1-13561**

# ENTERTAINMENT PROPERTIES TRUST

(Exact name of registrant as specified in its charter)

| | |
|---|---|
| **Maryland**<br>(State or other jurisdiction of incorporation or organization) | **43-1790877**<br>(I.R.S. Employer Identification No.) |
| **30 West Pershing Road, Suite 201**<br>**Kansas City, Missouri**<br>(Address of principal executive offices) | **64108**<br>(Zip Code) |

Registrant's telephone number, including area code: **(816) 472-1700**

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Name of each exchange on which registered |
|---|---|
| Common shares of beneficial interest, par value $.01 per share | New York Stock Exchange |
| 7.75% Series B cumulative redeemable preferred shares of beneficial interest, par value $.01 per share | New York Stock Exchange |
| 5.75% Series C cumulative convertible preferred shares of beneficial interest, par value $.01 per share | New York Stock Exchange |
| 7.375% Series D cumulative redeemable preferred shares of beneficial interest, par value $.01 per share | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act.
Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☒ Accelerated filer ☐
Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☒

The aggregate market value of the common shares of beneficial interest ("common shares") of the registrant held by non-affiliates, based on the closing price on the last business day of the registrant's most recently completed second fiscal quarter, as reported on the New York Stock Exchange, was $1,509,557,758.

At February 25, 2008, there were 28,069,129 common shares outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2008 Annual Meeting of Shareholders to be filed with the Commission pursuant to Regulation 14A are incorporated by reference in Part III of this Annual Report on Form 10-K.

## FORWARD LOOKING STATEMENTS

Certain statements contained or incorporated by reference herein constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The forward-looking statements may refer to financial condition, results of operations, plans, objectives, future financial performance and business of the Company. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results, financial condition and business may differ materially from those expressed in these forward-looking statements. You can find many of these statements by looking for words such as "approximates," "believes," "expects," "anticipates," "estimates," "intends," "plans" "would," "may" or other similar expressions in this Annual Report on Form 10-K. In addition, references to our budgeted amounts are forward looking statements. These forward-looking statements represent our intentions, plans, expectations and beliefs and are subject to numerous assumptions, risks and uncertainties. Many of the factors that will determine these items are beyond our ability to control or predict. For further discussion of these factors see "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

For these statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date of this Annual Report on Form 10-K or the date of any document incorporated by reference. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. We do not undertake any obligation to release publicly any revisions to our forward-looking statements to reflect events or circumstances after the date of this Annual Report on Form 10-K.

TABLE OF CONTENTS

## PART I

## Item 1. Business

### General

Entertainment Properties Trust ("we," "us," "EPR" or the "Company") was formed on August 22, 1997 as a Maryland real estate investment trust ("REIT"), and an initial public offering of common shares of beneficial interest ("common shares") was completed on November 18, 1997. EPR develops, owns, leases and finances properties for consumer preferred high-quality businesses. As further explained under "Growth Strategies" below, our investments are guided by a focus on inflection opportunities that offer enduring values, excellent executions, attractive economics and an advantageous market position.

We are a self-administered REIT. As of December 31, 2007, our real estate portfolio was comprised of approximately $1.9 billion in assets (before accumulated depreciation) and includes 79 megaplex theatre properties (including four joint venture properties) located in 26 states and Ontario, Canada, one additional theatre property under development, eight entertainment retail centers (including two joint venture properties) located in Westminster, Colorado, New Rochelle, New York, White Plains, New York, Burbank, California and Ontario, Canada, one additional entertainment retail center under development and land parcels leased to restaurant and retail operators or available for development adjacent to several of our theatre properties. We also own a metropolitan ski area located in Bellefontaine, Ohio, six wineries and six vineyards located in California and a 50% interest in a joint venture which owns 12 public charter schools located in seven states and the District of Columbia.

As of December 31, 2007, our real estate portfolio of megaplex theatre properties consisted of 6.6 million square feet and was 100% occupied, and our remaining real estate portfolio consisted of 2.5 million square feet and was 98% occupied. The combined real estate portfolio consisted of 9.1 million square feet and was 99% occupied. Our theatre properties are leased to ten different leading theatre operators. At December 31, 2007, approximately 51% of our megaplex theatre properties were leased to American Multi-Cinema, Inc. ("AMC"), a subsidiary of AMC Entertainment, Inc. ("AMCE").

As further described in Note 4 to the consolidated financial statements in this Annual Report on Form 10-K, as of December 31, 2007, our real estate mortgage loan portfolio consisted of eight notes receivable with a carrying value of $325.4 million, including related accrued interest. The largest individual loan is denominated in Canadian dollars and had a carrying value of US $103.7 million at December 31, 2007, including accrued interest receivable. This mortgage note bears interest at 15%, and has been provided to a partnership for the purpose of developing a 13 level entertainment retail center in downtown Toronto in Ontario, Canada. It is anticipated that the development of this center will be completed in 2008 at a total cost of approximately $315 million Canadian, and will contain approximately 360,000 square feet of net rentable area (excluding signage). We also have an option to purchase a 50% equity interest in this project. Our real estate mortgage loan portfolio at December 31, 2007 also includes a note receivable for the development of a water-park anchored entertainment village located in Kansas with a carrying value of $95.7 million, including accrued interest, and five notes receivable with a combined total carrying value of $122.5 million, including accrued interest, secured by ten metropolitan ski areas and related development land covering approximately 6,063 acres located in New Hampshire, Vermont, Missouri, Indiana, Ohio and Pennsylvania.

Our total investments were \$2.3 billion at December 31, 2007. Total investments as defined herein include the sum of the carrying values of rental properties (before accumulated depreciation), property under development, mortgage notes receivable (including related accrued interest receivable), investment in joint ventures, intangible assets (before accumulated amortization), notes receivable and less minority interests. Below is a reconciliation of the carrying value of total investments to the consolidated balance sheet at December 31, 2007 (in thousands):

| | | |
|---|---|---|
| Rental properties, net of accumlated depreciation | $ | 1,650,312 |
| Add back accumlated depreciation on rental properties | | 177,607 |
| Property under development | | 23,001 |
| Mortage notes and related accrued interest receivable | | 325,442 |
| Investment in joint ventures | | 42,331 |
| Intangible assets, net of accumulated amortization | | 16,528 |
| Add back accumlated amortization on intangible assets | | 5,442 |
| Accounts and notes receivable | | 61,193 |
| Less accounts receivable | | (31,265) |
| Less minority interests | | (18,141) |
| Total investments | $ | 2,252,450 |

Of our total investments of \$2.3 billion at December 31, 2007, \$1.9 billion or 85% related to megaplex theatres, entertainment retail centers and other retail parcels, and \$344.9 million or 15% related to recreational and specialty properties. Furthermore, of the \$344.9 million related to recreational and specialty properties, \$135.1 million related to metropolitan ski areas, \$67.1 million related to vineyards and wineries, \$95.7 million related to the water-park anchored entertainment village, \$43.5 million related to public charter schools and \$3.5 million related to an amphitheatre.

As further described in Note 2 to the consolidated financial statements included in this Annual Report on Form 10-K, during the year ended December 31, 2007, \$48.5 million, or approximately 21% of our total revenue was derived from our four entertainment retail centers in Ontario, Canada and the mortgage note receivable secured by property in Canada described above. The Company's wholly-owned subsidiaries that hold the Canadian entertainment retail centers, third party debt and mortgage note receivable represent approximately \$233.3 million or 23% of the Company's net assets as of December 31, 2007.

We aggregate the financial information of all our investments into one reportable segment because our investments have similar economic characteristics and because we do not internally report and we are not internally organized by investment or transaction type. For a discussion of material property acquisitions during the year ended December 31, 2007, see Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations – Recent Developments."

We believe destination entertainment, entertainment-related, recreational and specialty properties are important sectors of the real estate industry and that, as a result of our focus on properties in these sectors and the industry relationships of our management, we have a competitive advantage in providing capital to operators of these types of properties. Our principal business objective is to be the nation's leading destination entertainment, entertainment-related, recreation and specialty real estate company by continuing to develop, acquire or finance high-quality properties. Our investments are generally structured as long-term triple-net leases that require the tenants to pay substantially all expenses associated with the operation and maintenance of the property, or as long-term mortgages with economics similar to our triple-net lease structure.

*Megaplex Theatres*

A significant portion of our assets consist of megaplex theatres. Megaplex theatres typically have at least 10 screens with stadium-style seating (seating with elevation between rows to provide unobstructed viewing) and are equipped with amenities that significantly enhance the audio and visual experience of the patron. We believe the development of new generation megaplex theatres, including the introduction of digital cinema, has accelerated the obsolescence of many of the previous generation of multiplex movie theatres by setting new standards for moviegoers, who, in our experience, have demonstrated their preference for the more attractive surroundings, wider variety of films, enhanced quality of visual presentation and superior customer service typical of megaplex theatres.

We expect the development of megaplex theatres to continue in the United States and abroad for the foreseeable future. With the development of the stadium style megaplex theatre as the preeminent format for cinema exhibition, the older generation of smaller flat-floor theatres has generally experienced a significant downturn in attendance and performance. As a result of the significant capital commitment involved in building megaplex theatres and the experience and industry relationships of our management, we believe we will continue to have opportunities to provide capital to businesses that seek to develop and operate these properties, but would prefer to lease rather than own the properties. We believe our ability to finance these properties will enable us to continue to grow our asset base (See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of capital requirements necessary for the Company's continued growth).

*Entertainment Retail Centers*

We continue to seek opportunities for the development of additional restaurant, retail and other entertainment venues around our existing portfolio and our properties under development. The opportunity to capitalize on the traffic generation of our market-dominant theatres to create entertainment retail centers ("ERC's") not only strengthens the execution of the megaplex movie theatre but adds diversity to our tenant and asset base. We have and will continue to evaluate our existing portfolio and construction projects for additional development of retail and entertainment density, and we will also continue to evaluate the purchase or financing of existing ERC's that have demonstrated strong financial performance and meet our quality standards. The leasing and property management requirements of our ERC's are generally met through the use of third-party professional service providers.

*Recreational and Specialty Properties*

The venue replacement cycle in theatrical exhibition represents what we consider an inflection opportunity, a demand for new capital stimulated by a need to upgrade to new technologies and related amenities. We expect other destination retail, recreational and specialty properties to undergo similar transformations stimulated by growth, renewal and/or restructuring. We have begun and expect to continue to pursue acquiring, developing and financing new generations of attractive and successful properties in selected niche markets. We believe our ability to invest in these properties will enable us to continue to grow and diversify our asset base.

**Business Objectives and Strategies**
Our primary business objective is to continue to enhance shareholder value by achieving predictable and increasing Funds From Operations ("FFO") per Share (See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations - Funds From Operations" for a discussion of FFO), through the acquisition, development and financing of high-quality properties. We intend to achieve this objective by continuing to execute the Growth Strategies, Operating Strategies and Capitalization Strategies described below:

***Growth Strategies***

As a part of our growth strategy, we will consider developing or acquiring additional megaplex theatre properties, and developing or acquiring single-tenant entertainment, entertainment-related, recreational or specialty properties. We will also consider developing or acquiring additional ERC's. We may also pursue opportunities to provide mortgage financing for these same property types in certain situations where this structure is more advantageous than owning the underlying real estate.

Our investing strategy centers on certain guiding principles:

*Inflection Opportunity*
We look for a new generation of facilities emerging as a result of age, technology, or change in the lifestyle of consumers which create development, renewal or restructuring opportunities requiring significant capital.

*Enduring Value*
We look for real estate that supports activities that are commercially successful and have a reasonable basis for continued and sustainable customer demand in the future. Further, we seek circumstances where the magnitude of change in the new generation of facilities adds substantially to the customer experience.

*Excellent Execution*
We seek attractive locations and best-of-class executions that create market-dominant properties which we believe create a competitive advantage and enhance sustainable customer demand within the category despite a potential change in tenant. We minimize the potential for turnover by seeking quality tenants with a reliable track record of customer service and satisfaction.

*Attractive Economics*
We seek investments that provide accretive returns initially and increasing returns over time with rent escalators and percentage rent features that allow participation in the financial performance of the property. Further, we are interested in investments that provide a depth of opportunity to invest sufficient capital to be meaningful to our total financial results and also provide a diversity by market, geography or tenant operator.

*Advantageous Position*
In combination with the preceding principles, when investing we look for a competitive advantage such as unique knowledge of the category, access to industry information, a preferred tenant relationship, or other relationships that provide access to sites and development projects.

***Operating Strategies***

*Lease Risk Minimization*
To avoid initial lease-up risks and produce a predictable income stream, we typically acquire single-tenant properties that are leased under long-term leases. We believe our willingness to make long-term investments in properties offers our tenants financial flexibility and allows tenants to allocate capital to their core businesses. Although we will continue to emphasize single-tenant properties, we have acquired and may continue to acquire multi-tenant properties we believe add value to our shareholders.

*Lease Structure*
We have structured our property acquisitions and leasing arrangements to achieve a positive spread between our cost of capital and the rentals paid by our tenants. We typically structure leases on a triple-net basis under which the tenants bear the principal portion of the financial and operational responsibility for the properties. During each lease term and any renewal periods, the leases typically provide for periodic increases in rent and/or percentage rent based upon a percentage of the tenant's gross sales over a pre-determined level. In our multi-tenant property leases and some of our theatre leases, we generally require the tenant to pay a common area maintenance ("CAM") charge to defray its pro rata share of insurance, taxes and maintenance costs.

*Mortgage Structure*
We have structured our mortgages to achieve economics similar to our triple-net lease structure with a positive spread between our cost of capital and the interest paid by our tenants. During each mortgage term and any renewal periods, the notes typically provide for periodic increases in interest and/or percentage rent based upon a percentage of the tenant's gross sales over a pre-determined level.

*Tenant and Customer Relationships*
We intend to continue developing and maintaining long-term working relationships with theatre, restaurant, retail, entertainment, recreation and specialty business operators and developers by providing capital for multiple properties on an international, national or regional basis, thereby creating efficiency and value for both the operators and the Company.

*Portfolio Diversification*
We will endeavor to further diversify our asset base by property type, geographic location and tenant or customer. In pursuing this diversification strategy, we will target theatre, restaurant, retail, recreation and specialty business operators that we view as leaders in their market segments and have the ability to compete effectively and perform under their agreements with the Company.

*Development*
We intend to continue developing properties that meet our guiding principles. We generally do not begin development of a single tenant property without a signed lease providing for rental payments during the development period that are commensurate with our level of capital investment. In the case of a multi-tenant development, we generally require a significant amount of the development to be pre-leased prior to construction to minimize lease-up risk. In addition, to minimize overhead costs and to provide the greatest amount of flexibility, we generally outsource construction management to third party firms.

***Capitalization Strategies***

*Debt and Equity Financing*
We fund the acquisition of properties and mortgage notes receivable with a combination of debt, preferred equity and common equity. We expect to maintain a debt to total capitalization ratio (i.e., long-term debt of the Company as a percentage of shareholders' equity plus total liabilities) of between 50% and 55%. However, the timing and size of our equity offerings may cause us to temporarily operate outside of this range.

See Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations - Recent Developments" for debt and equity transactions during 2007.

*Joint Ventures*
We will examine and may pursue potential additional joint venture opportunities with institutional investors or developers if the investments to which they relate meet our guiding principles discussed above. We may employ higher leverage in joint ventures.

*Payment of Regular Distributions*
We have paid and expect to continue to pay quarterly dividend distributions to our common and preferred shareholders. Our Series B cumulative redeemable preferred shares ("Series B preferred shares") have a dividend rate of 7.75%, our Series C cumulative convertible preferred shares ("Series C preferred shares") have a dividend rate of 5.75%, and our Series D cumulative redeemable preferred shares ("Series D preferred shares") have a dividend rate of 7.375%. Among the factors the Company's board of trustees ("Board of Trustees") considers in setting the common share distribution rate are the applicable REIT tax rules and regulations that apply to distributions, the Company's results of operations, including FFO per share, and the Company's Cash Available for Distribution (defined as net cash flow available for distribution after payment of operating expenses, debt service, and other obligations). We expect to periodically increase distributions on our common shares as FFO and Cash Available for Distribution increase and as other considerations and factors warrant.

As described in Note 12 to the consolidated financial statements in this Annual Report on Form 10-K, on May 29, 2007, we completed the redemption of all 2.3 million of our outstanding 9.50% Series A cumulative redeemable preferred shares ("Series A preferred shares").

## Competition

We compete for real estate financing opportunities with other companies that invest in real estate, as well as traditional financial sources such as banks and insurance companies. REITs have financed and may continue to seek to finance destination entertainment, entertainment-related, recreational or specialty properties as new properties are developed or become available for acquisition.

## Employees

As of December 31, 2007, we had 16 full time employees.

**Principal Executive Offices**

The Company's principal executive offices are located at 30 W. Pershing Road, Suite 201, Kansas City, Missouri 64108; telephone (816) 472-1700.

**Materials Available on Our Website**

Our internet website address is www.eprkc.com. We make available, free of charge, through our website copies of our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") as soon as reasonably practicable after we electronically file such material with, or furnish it to the Securities and Exchange Commission (the "Commission" or "SEC"). You may also view our Code of Business Conduct and Ethics, Company Governance Guidelines, Independence Standards for Trustees and the charters of our audit, nominating/company governance, finance and compensation committees on our website. Copies of these documents are also available in print to any person who requests them.

## Item 1A. Risk Factors

There are many risks and uncertainties that can affect our current or future business, operating results, financial performance or share price. Here is a brief description of some of the important factors which could adversely affect our current or future business, operating results, financial condition or share price. This discussion includes a number of forward-looking statements. See "Forward Looking Statements."

**Risks That May Impact Our Financial Condition or Performance**

***We depend on leasing space to tenants on economically favorable terms and collecting rent from our tenants, who may not be able to pay***

Our financial results depend significantly on leasing space at our properties to tenants on economically favorable terms. In addition, because a substantial majority of our income comes from leasing real property, our income, funds available to pay indebtedness and funds available for distribution to our shareholders will decrease if a significant number of our tenants cannot pay their rent or if we are not able to maintain our levels of occupancy on favorable terms. If a tenant does not pay its rent, we might not be able to enforce our rights as landlord without delays and might incur substantial legal costs.

If a tenant becomes bankrupt or insolvent, that could diminish or eliminate the income we expect from that tenant's leases. We may not be able to evict a tenant solely because of its bankruptcy. On the other hand, a bankruptcy court might authorize the tenant to terminate its leases with us. If that happens, our claim against the bankrupt tenant for unpaid future rent would be subject to statutory limitations that might be substantially less than the remaining rent owed under the leases. In addition, any claim we have for unpaid past rent would likely not be paid in full and we would also have to take a charge against earnings for any accrued straight-line rent receivable related to the leases.

***We could be adversely affected by a mortgagor's bankruptcy or default***

If a mortgagor becomes bankrupt or insolvent or defaults under its mortgage, that could force us to declare a default and foreclose on the underlying property. There is a risk that the fair value of the property will be less than the carrying value of the note and accrued interest receivable at the time of the foreclosure and we may have to take a charge against earnings. We may experience costs and delays in recovering a property in foreclosure or finding a substitute operator for the property. If the mortgage we hold is subordinated to senior financing secured by the property, our recovery would be limited to any amount remaining after satisfaction of all amounts due to the holder of the senior financing. We have agreed to subordinate our Canadian mortgage financing to bank construction financing obtained by the borrower.

***Our theatre tenants may be adversely affected by the obsolescence of any older multiplex theatres they own or by any overbuilding of megaplex theatres in their markets***

The development of megaplex movie theatres has rendered many older multiplex theatres obsolete. To the extent our tenants own a substantial number of multiplexes, they have been, or may in the future be, required to take significant charges against their earnings resulting from the impairment of these assets. Megaplex theatre operators have also been and could in the future be adversely affected by any overbuilding of megaplex theatres in their markets and the cost of financing, building and leasing megaplex theatres.

***Operating risks in the entertainment industry may affect the ability of our tenants to perform under their leases***

The ability of our tenants to operate successfully in the entertainment industry and remain current on their lease obligations depends on a number of factors, including the availability and popularity of motion pictures, the performance of those pictures in tenants' markets, the allocation of popular pictures to tenants and the terms on which the pictures are licensed. Neither we nor our tenants control the operations of motion picture distributors. Megaplex theatres represent a greater capital investment, and generate higher rents, than the previous generation of multiplex theatres. For this reason, the ability of our tenants to operate profitably and perform under their leases could be dependent on their ability to generate higher revenues per screen than multiplex theatres typically produce. The success of "out-of-home" entertainment venues such as megaplex theatres, entertainment retail centers and recreational properties also depends on general economic conditions and the willingness of consumers to spend time and money on out-of-home entertainment.

***Real estate is a competitive business***

Our business operates in highly competitive environments. We compete with a large number of real estate property owners and developers, some of which may be willing to accept lower returns on their investments. Principal factors of competition are rent or interest charged, attractiveness of location, the quality of the property and breadth and quality of services provided. Our success depends upon, among other factors, trends of the national and local economies, financial condition and operating results of current and prospective tenants and customers, availability and cost of capital, construction and renovation costs, taxes, governmental regulations, legislation and population trends.

***A single tenant represents a substantial portion of our lease revenues***

Approximately 51% of our megaplex theatre properties are leased to AMC, one of the nation's largest movie exhibition companies. AMCE has guaranteed AMC's performance under substantially all of their leases. We have diversified and expect to continue to diversify our real estate portfolio by entering into lease transactions with a number of other leading operators. Nevertheless, our revenues and our continuing ability to pay shareholder dividends are currently substantially dependent on AMC's performance under its leases and AMCE's performance under its guarantee.

We believe AMC occupies a strong position in the industry and we intend to continue acquiring and leasing back or developing new AMC theatres. However, if for any reason AMC failed to perform under its lease obligations and AMCE did not perform under its guarantee, we could be required to reduce or suspend our shareholder dividends and may not have sufficient funds to support operations until substitute tenants are obtained. If that happened, we cannot predict when or whether we could obtain substitute quality tenants on acceptable terms.

***A single tenant leases or is the mortgagor of all our investments related to metropolitan ski areas***

Peak Resorts, Inc. ("Peak") is the lessee of our metropolitan ski area in Bellefontaine, Ohio and is the mortgagor on five notes receivable secured by ten metropolitan ski areas and related development land. If Peak failed to perform under its lease and mortgage loan obligations, we may need to reduce our shareholder dividends and may not have sufficient funds to support operations until substitute operators are obtained. If that happened, we cannot predict when or whether we could obtain quality substitute tenants or mortgagors on acceptable terms.

***There are risks inherent in having indebtedness and the use of such indebtedness to fund acquisitions***

We currently utilize debt to fund portions of our operations and acquisitions. In a rising interest rate environment, the cost of our variable rate debt and any new debt or other market rate security or instrument may increase. We have used leverage to acquire properties and expect to continue to do so in the future. Although the use of leverage is common in the real estate industry, our use of debt to acquire properties does expose us to some risks. If a significant number of our tenants fail to make their lease payments and we don't have sufficient cash to pay principal and interest on the debt, we could default on our debt obligations. A substantial amount of our debt financing is secured by mortgages on our properties. If we fail to meet our mortgage payments, the lenders could declare a default and foreclose on those properties. In addition, if the tenants of properties in the borrowing bases of our unsecured revolving credit facility or term loan default on their lease or mortgage obligations, or if the properties otherwise fail to qualify for inclusion in the borrowing bases, that could limit the amounts we are able to borrow under the credit facility and the term loan.

***A portion of our secured debt has a "hyper-amortization" provision which may require us to refinance the debt or sell the properties securing the debt prior to maturity***

As of December 31, 2007, we had $91.1 million outstanding under a single secured mortgage loan agreement that contains a "hyper-amortization" feature, in which the principal payment schedule is rapidly accelerated, and our principal payments are substantially increased, if we fail to pay the balance on the anticipated prepayment date of July 11, 2008. We undertook this debt on the assumption that we will be able to refinance the debt prior to these hyper-amortization payments becoming due. If we cannot obtain acceptable refinancing at the appropriate time, the hyper-amortization payments will require substantially all of the revenues from those properties securing the debt to be applied to the debt repayment, which could reduce our common share dividend rate and could adversely affect our financial condition and liquidity.

***We have grown rapidly through acquisitions and other investments. We may not be able to maintain this rapid growth and our failure to do so could adversely affect our stock price***

We have experienced rapid growth in recent years. We may not be able to maintain a similar rate of growth in the future or manage our growth effectively. Our failure to do so may have a material adverse effect on our financial condition and results of operations and ability to pay dividends to our shareholders.

***We must obtain new financing in order to grow***

As a REIT, we are required to distribute at least 90% of our taxable net income to shareholders in the form of dividends. This means we are limited in our ability to use internal capital to acquire properties and must continually raise new capital in order to continue to grow and diversify our investment portfolio. Our ability to raise new capital depends in part on factors beyond our control, including conditions in equity and credit markets, conditions in the industries in which our tenants are engaged and the performance of real estate investment trusts generally. We continually consider and evaluate a variety of potential transactions to raise additional capital, but we cannot assure that attractive alternatives will always be available to us, nor that our share price will increase or remain at a level that will permit us to continue to raise equity capital publicly or privately.

***Covenants in our debt instruments could adversely affect our financial condition and our acquisitions and development activities***

The mortgages on our properties contain customary covenants such as those that limit our ability, without the prior consent of the lender, to further mortgage the applicable property or to discontinue insurance coverage. Our unsecured revolving credit facility, our term loan and other loans that we may obtain in the future contain customary restrictions, requirements and other limitations on our ability to incur indebtedness, including covenants that limit our ability to incur debt based upon the level of our ratio of total debt to total assets, our ratio of secured debt to total assets, our ratio of EBITDA to interest expense, and fixed charges, and that require us to maintain a certain level of unencumbered assets to unsecured debt. Our ability to borrow under our credit facilities and our term loan is also subject to compliance with certain other covenants. In addition, failure to comply with our covenants could cause a default under the applicable debt instrument, and we may then be required to repay such debt with capital from other sources. Under those circumstances, other sources of capital may not be available to us, or be available only on unattractive terms. Additionally, our ability to satisfy current or prospective lenders' insurance requirements may be adversely affected if lenders generally insist upon greater insurance coverage against acts of terrorism than is available to us in the marketplace or on commercially reasonable terms.

We rely on debt financing, including borrowings under our unsecured revolving credit facility, our term loan and debt secured by individual properties, to finance our acquisition and development activities and for working capital. If we are unable to obtain debt financing from these or other sources, or to refinance existing indebtedness upon maturity, our financial condition and results of operations would likely be adversely affected. If we breach covenants in our debt agreements, the lenders can declare a default and, if the debt is secured, can take possession of the property securing the defaulted loan.

***We may acquire or develop properties or acquire other real estate related companies and this may create risks***

We may acquire or develop properties or acquire other real estate related companies when we believe that an acquisition or development is consistent with our business strategies. We may not, however, succeed in consummating desired acquisitions or in completing developments on time. In addition, we may face competition in pursuing acquisition or development opportunities that could increase our costs. Difficulties in integrating acquisitions may prove costly or time-consuming and could divert management's attention. Acquisitions or developments in new markets or industries where we do not have the same level of market knowledge may expose us to unanticipated risks in those markets and industries to which we are unable to effectively respond and, as a result, our performance in those new markets and industries and overall may be worse than anticipated. We may also abandon acquisition or development opportunities that we have begun pursuing and consequently fail to recover expenses already incurred and have devoted management time to a matter not consummated. Furthermore, our acquisitions of new properties or companies will expose us to the liabilities of those properties or companies, some of which we may not be aware at the time of acquisition. In addition, development of our existing properties presents similar risks.

***Our real estate investments are concentrated in entertainment, entertainment-related and recreational properties and a significant portion of those investments are in megaplex theatre properties, making us more vulnerable economically than if our investments were more diversified***

We acquire, develop or finance entertainment, entertainment-related and recreational properties. A significant portion of our investments are in megaplex theatre properties. Although we are subject to the general risks inherent in concentrating investments in real estate, the risks resulting from a lack of diversification become even greater as a result of investing primarily in entertainment, entertainment-related and recreational properties. These risks are further heightened by the fact that a significant portion of our investments are in megaplex theatre properties. Although a downturn in the real estate industry could significantly adversely affect the value of our properties, a downturn in the entertainment, entertainment-related and recreational industries could compound this adverse affect. These adverse effects could be more pronounced than if we diversified our investments to a greater degree outside of entertainment, entertainment-related and recreational properties or, more particularly, outside of megaplex theater properties.

***If we fail to qualify as a REIT, we would be taxed as a corporation, which would substantially reduce funds available for payment of dividends to our shareholders***

If we fail to qualify as a REIT for federal income tax purposes, we will be taxed as a corporation. We are organized and believe we qualify as a REIT, and intend to operate in a manner that will allow us to continue to qualify as a REIT. However, we cannot assure you that we will remain qualified in the future. This is because qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code on which there are only limited judicial and administrative interpretations, and depends on facts and circumstances not entirely within our control. In addition, future legislation, new regulations, administrative interpretations or court decisions may significantly change the tax laws, the application of the tax laws to our qualification as a REIT or the federal income tax consequences of that qualification.

If we fail to qualify as a REIT we will face tax consequences that will substantially reduce the funds available for payment of dividends:

- We would not be allowed a deduction for dividends paid to shareholders in computing our taxable income and would be subject to federal income tax at regular corporate rates
- We could be subject to the federal alternative minimum tax and possibly increased state and local taxes
- Unless we are entitled to relief under statutory provisions, we could not elect to be treated as a REIT for four taxable years following the year in which we were disqualified
- We could be subject to tax penalties and interest

In addition, if we fail to qualify as a REIT, we will no longer be required to pay dividends. As a result of these factors, our failure to qualify as a REIT could adversely affect the market price for our shares.

***We depend on dividends and distributions from our direct and indirect subsidiaries. The creditors of these subsidiaries are entitled to amounts payable to them by the subsidiaries before the subsidiaries may pay any dividends or distributions to us***

Substantially all of our assets are held through our subsidiaries. We depend on these subsidiaries for substantially all of our cash flow. The creditors of each of our direct and indirect subsidiaries are entitled to payment of that subsidiary's obligations to them, when due and payable, before distributions may be made by that subsidiary to its equity holders. Thus, our ability to make distributions to holders of our common and preferred shares depends on our subsidiaries' ability first to satisfy their obligations to their creditors and then to make distributions to us.

***Our development financing arrangements expose us to funding and purchase risks***

Our ability to meet our construction financing obligations which we have undertaken or may enter into in the future depends on our ability to obtain equity or debt financing in the required amounts. There is no assurance we can obtain this financing or that the financing rates available will ensure a spread between our cost of capital and the rent or interest payable to us under the related leases or mortgage notes receivable (See Item 7 – "Management's Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – Liquidity Requirements").

***We have a limited number of employees and loss of personnel could harm our operations and adversely affect the value of our common shares***

We had 16 full-time employees as of December 31, 2007 and, therefore, the impact we may feel from the loss of an employee may be greater than the impact such a loss would have on a larger organization. We are dependent on the efforts of the following individuals: David M. Brain, our President and Chief Executive Officer; Gregory K. Silvers, our Vice President, Chief Operating Officer, General Counsel and Secretary; Mark A. Peterson, our Vice President and Chief Financial Officer; and Michael L. Hirons, our Vice President - Finance. While we believe that we could find replacements for our personnel, the loss of their services could harm our operations and adversely affect the value of our common shares.

**Risks That Apply to our Real Estate Business**

***Real estate income and the value of real estate investments fluctuate due to various factors***

The value of real estate fluctuates depending on conditions in the general economy and the real estate business. These conditions may also limit our revenues and available cash.

The factors that affect the value of our real estate include, among other things:

- international, national, regional and local economic conditions;
- consequences of any armed conflict involving, or terrorist attack against, the United States;
- our ability to secure adequate insurance;
- local conditions such as an oversupply of space or a reduction in demand for real estate in the area;
- competition from other available space;
- whether tenants and users such as customers of our tenants consider a property

attractive;

- the financial condition of our tenants, including the extent of tenant bankruptcies or defaults;
- whether we are able to pass some or all of any increased operating costs through to tenants;
- how well we manage our properties;
- fluctuations in interest rates;
- changes in real estate taxes and other expenses;
- changes in market rental rates;
- the timing and costs associated with property improvements and rentals;
- changes in taxation or zoning laws;
- government regulation;
- our failure to continue to qualify as a real estate investment trust;
- availability of financing on acceptable terms or at all;
- potential liability under environmental or other laws or regulations; and general competitive factors.

The rents and interest we receive and the occupancy levels at our properties may decline as a result of adverse changes in any of these factors. If our revenues decline, we generally would expect to have less cash available to pay our indebtedness and distribute to our shareholders. In addition, some of our unreimbursed costs of owning real estate may not decline when the related rents decline.

***There are risks associated with owning and leasing real estate***

Although our lease terms obligate the tenants to bear substantially all of the costs of operating the properties, investing in real estate involves a number of risks, including:

- The risk that tenants will not perform under their leases, reducing our income from the leases or requiring us to assume the cost of performing obligations (such as taxes, insurance and maintenance) that are the tenant's responsibility under the lease
- The risk that changes in economic conditions or real estate markets may adversely affect the value of our properties
- The risk that local conditions could adversely affect the value of our properties
- We may not always be able to lease properties at favorable rates
- We may not always be able to sell a property when we desire to do so at a favorable price
- Changes in tax, zoning or other laws could make properties less attractive or less profitable

If a tenant fails to perform on its lease covenants, that would not excuse us from meeting any debt obligation secured by the property and could require us to fund reserves in favor of our lenders, thereby reducing funds available for payment of dividends. We cannot be assured that tenants will elect to renew their leases when the terms expire. If a tenant does not renew its lease or if a tenant defaults on its lease obligations, there is no assurance we could obtain a substitute tenant on acceptable terms. If we cannot obtain another quality tenant, we may be required to modify the property for a different use, which may involve a significant capital expenditure and a delay in re-leasing the property.

***Some potential losses are not covered by insurance***

Our leases require the tenants to carry comprehensive liability, casualty, workers' compensation, extended coverage and rental loss insurance on our properties. We believe the required coverage is of the type, and amount, customarily obtained by an owner of similar properties. We believe all of our properties are adequately insured. However, there are some types of losses, such as catastrophic acts of nature, for which we or our tenants cannot obtain insurance at an acceptable cost. If there is an uninsured loss or a loss in excess of insurance limits, we could lose both the revenues generated by the affected property and the capital we have invested in the property. We would, however, remain obligated to repay any mortgage indebtedness or other obligations related to the property. Since September 11, 2001, the cost of insurance protection against terrorist acts has risen dramatically. There can be no assurance our tenants will be able to obtain terrorism insurance coverage, or that any coverage they do obtain will adequately protect our properties against loss from terrorist attack.

***Joint ventures may limit flexibility with jointly owned investments***

We may continue to acquire or develop properties in joint ventures with third parties when those transactions appear desirable. We would not own the entire interest in any property acquired by a joint venture. Major decisions regarding a joint venture property may require the consent of our partner. If we have a dispute with a joint venture partner, we may feel it necessary or become obligated to acquire the partner's interest in the venture. However, we cannot ensure that the price we would have to pay or the timing of the acquisition would be favorable to us. If we own less than a 50% interest in any joint venture, or if the venture is jointly controlled, the assets and financial results of the joint venture may not be reportable by us on a consolidated basis. To the extent we have commitments to, or on behalf of, or are dependent on, any such "off-balance sheet" arrangements, or if those arrangements or their properties or leases are subject to material contingencies, our liquidity, financial condition and operating results could be adversely affected by those commitments or off-balance sheet arrangements.

***Our multi-tenant properties expose us to additional risks***

Our entertainment retail centers in Westminster, Colorado, New Rochelle, New York, White Plains, New York, Burbank, California and Ontario, Canada, and similar properties we may seek to acquire or develop in the future, involve risks not typically encountered in the purchase and lease-back of megaplex theatres which are operated by a single tenant. The ownership or development of multi-tenant retail centers could expose us to the risk that a sufficient number of suitable tenants may not be found to enable the center to operate profitably and provide a return to us. Retail centers are also subject to tenant turnover and fluctuations in occupancy rates, which could affect our operating results. Multi-tenant retail centers also expose us to the risk of potential "CAM slippage," which may occur when CAM fees paid by tenants are exceeded by the actual cost of taxes, insurance and maintenance at the property.

***Failure to comply with the Americans with Disabilities Act and other laws could result in substantial costs***

Our theatres must comply with the Americans with Disabilities Act (ADA). The ADA requires that public accommodations reasonably accommodate individuals with disabilities and that new construction or alterations be made to commercial facilities to conform to accessibility guidelines. Failure to comply with the ADA can result in injunctions, fines, damage awards to private parties and additional capital expenditures to remedy noncompliance. Our leases require the tenants to comply with the ADA.

Our properties are also subject to various other federal, state and local regulatory requirements. We do not know whether existing requirements will change or whether compliance with future requirements will involve significant unanticipated expenditures. Although these expenditures would be the responsibility of our tenants. if tenants fail to perform these obligations. we may be required to do so.

***Potential liability for environmental contamination could result in substantial costs***
Under federal, state and local environmental laws. we may be required to investigate and clean up any release of hazardous or toxic substances or petroleum products at our properties, regardless of our knowledge or actual responsibility, simply because of our current or past ownership of the real estate. If unidentified environmental problems arise, we may have to make substantial payments. which could adversely affect our cash flow and our ability to make distributions to our shareholders. This is so because:

- As owner we may have to pay for property damage and for investigation and clean-up costs incurred in connection with the contamination
- The law may impose clean-up responsibility and liability regardless of whether the owner or operator knew of or caused the contamination
- Even if more than one person is responsible for the contamination, each person who shares legal liability under environmental laws may be held responsible for all of the clean-up costs
- Governmental entities and third parties may sue the owner or operator of a contaminated site for damages and costs

These costs could be substantial and in extreme cases could exceed the value of the contaminated property. The presence of hazardous substances or petroleum products or the failure to properly remediate contamination may adversely affect our ability to borrow against. sell or lease an affected property. In addition. some environmental laws create liens on contaminated sites in favor of the government for damages and costs it incurs in connection with a contamination. Most of our loan agreements require the Company or a subsidiary to indemnify the lender against environmental liabilities. Our leases require the tenants to operate the properties in compliance with environmental laws and to indemnify us against environmental liability arising from the operation of the properties. We believe all of our properties are in material compliance with environmental laws. However. we could be subject to strict liability under environmental laws because we own the properties. There is also a risk that tenants may not satisfy their environmental compliance and indemnification obligations under the leases. Any of these events could substantially increase our cost of operations. require us to fund environmental indemnities in favor of our lenders. limit the amount we could borrow under our unsecured revolving credit facility and term loan. and reduce our ability to service our debt and pay dividends to shareholders.

***Real estate investments are relatively non-liquid***
We may desire to sell a property in the future because of changes in market conditions. poor tenant performance or default of any mortgage we hold. or to avail ourselves of other opportunities. We may also be required to sell a property in the future to meet debt obligations or avoid a default. Specialty real estate projects such as megaplex theatres cannot always be sold quickly, and we cannot assure you that we could always obtain a favorable price. We may be required to invest in the restoration or modification of a property before we can sell it.

***There are risks in owning assets outside the United States***
Our properties in Canada and the property securing our Canadian mortgage financing are subject to the risks normally associated with international operations. The rentals under our Canadian leases. the debt service on our Canadian mortgage financing and the payments to be received on our Canadian mortgage receivable are payable or collectible (as applicable) in Canadian dollars.

which could expose us to losses resulting from fluctuations in exchange rates to the extent we have not hedged our position. Canadian real estate and tax laws are complex and subject to change, and we cannot assure you we will always be in compliance with those laws or that compliance will not expose us to additional expense. We may also be subject to fluctuations in Canadian real estate values or markets or the Canadian economy as a whole, which may adversely affect our Canadian investments.

***There are risks in owning or financing properties for which the tenant's or mortgagor's operations may be impacted by weather conditions***

We have acquired and financed metropolitan ski areas as well as vineyards and wineries, and may continue to do so in the future. The operators of these properties, our tenants or mortgagors, are dependent upon the operations of the properties to pay their rents and service their loans.

The ski area operator's ability to attract visitors is influenced by weather conditions and the amount of snowfall during the ski season. Adverse weather conditions may discourage visitors from participating in outdoor activities. In addition, unseasonably warm weather may result in inadequate natural snowfall, which increases the cost of snowmaking, and could render snowmaking wholly or partially ineffective in maintaining quality skiing conditions. Excessive natural snowfall may materially increase the costs incurred for grooming trails and may also make it difficult for visitors to obtain access to the ski resorts. Prolonged periods of adverse weather conditions, or the occurrence of such conditions during peak visitation periods, could have a material adverse effect on the operator's financial results and could impair the ability of the operator to make rental payments or service our loans.

The ability to grow quality wine grapes and a sufficient quantity of wine grapes is influenced by weather conditions. Droughts, fronts and other weather conditions or phenomena, such as "El Nino," may adversely affect the timing, quality or quantity of wine grape harvests, and this can have a material adverse effect on the operating results of our vineyard and winery operators. In these circumstances, the ability of our tenants to make rental payments or service our loans could be impaired.

***Wineries and vineyards are subject to a number of risks associated with the agricultural industry***

Winemaking and wine grape growing are subject to a variety of agricultural risks. In addition to weather, various diseases, pests, fungi and viruses can affect the quality and quantity of wine grapes and negatively impact the profitability of our tenants. Furthermore, wine grape growing requires adequate water supplies. The water needs of our properties are generally supplied through wells and reservoirs located on the properties. Although we believe that there are adequate water supplies to meet the needs of all of our properties, a substantial reduction in water supplies could result in material losses of wine crops and vines. If our tenants suffer a downturn in their business due to any of the factors described above, they may be unable to make their lease or loan payments, which could adversely affect our results of operations and financial condition.

**Risks That May Affect the Market Price of our Shares**

***We cannot assure you we will continue paying dividends at historical rates***

Our ability to continue paying dividends on our common shares at historical rates, to pay dividends on our preferred shares at their stated rates or to increase our common share dividend rate will depend on a number of factors, including our financial condition and results of future operations, the performance of lease and mortgage terms by our tenants and customers, our ability to acquire, finance and lease additional properties at attractive rates, and provisions in our loan covenants. If we do not maintain or increase our common share dividend rate, that could have an adverse effect on the market price of our common shares and possibly our preferred shares.

*Market interest rates may have an effect on the value of our shares*
One of the factors that investors may consider in deciding whether to buy or sell our common shares or preferred shares is our dividend rate as a percentage of our share price, relative to market interest rates. If market interest rates increase, prospective investors may desire a higher dividend on our common shares or seek securities paying higher dividends or interest.

*Market prices for our shares may be affected by perceptions about the financial health or share value of our tenants and mortgagors or the performance of REIT stocks generally*
To the extent any of our tenants or customers, or their competition, report losses or slower earnings growth, take charges against earnings or enter bankruptcy proceedings, the market price for our shares could be adversely affected. The market price for our shares could also be affected by any weakness in the performance of REIT stocks generally or weakness in any of the sectors in which our tenants and customers operate.

*Limits on changes in control may discourage takeover attempts which may be beneficial to our shareholders*
There are a number of provisions in our Declaration of Trust, Maryland law and agreements we have with others which could make it more difficult for a party to make a tender offer for our shares or complete a takeover of the Company which is not approved by our Board of Trustees. These include:

- A staggered Board of Trustees that can be increased in number without shareholder approval
- A limit on beneficial ownership of our shares, which acts as a defense against a hostile takeover or acquisition of a significant or controlling interest, in addition to preserving our REIT status
- The ability of the Board of Trustees to issue preferred or common shares, to reclassify preferred or common shares, and to increase the amount of our authorized preferred or common shares, without shareholder approval
- Limits on the ability of shareholders to remove trustees without cause
- Requirements for advance notice of shareholder proposals at annual shareholder meetings
- Provisions of Maryland law restricting business combinations and control share acquisitions not approved by the Board of Trustees
- Provisions of Maryland law protecting corporations (and by extension REITs) against unsolicited takeovers by limiting the duties of the trustees in unsolicited takeover situations
- Provisions in Maryland law providing that the trustees are not subject to any higher duty or greater scrutiny than that applied to any other director under Maryland law in transactions relating to the acquisition or potential acquisition of control
- Provisions of Maryland law creating a statutory presumption that an act of the trustees satisfies the applicable standards of conduct for trustees under Maryland law
- Provisions in loan or joint venture agreements putting the Company in default upon a change in control

- Provisions of employment agreements with our officers calling for share purchase loan forgiveness (under certain conditions), severance compensation and vesting of equity compensation upon a change in control

Any or all of these provisions could delay or prevent a change in control of the Company, even if the change was in our shareholders' interest or offered a greater return to our shareholders.

***We may change our policies without obtaining the approval of our shareholders***
Our operating and financial policies, including our policies with respect to acquiring or financing real estate or other companies, growth, operations, indebtedness, capitalization and dividends, are exclusively determined by our Board of Trustees. Accordingly, our shareholders do not control these policies.

***Dilution could affect the value of our shares***
Our future growth will depend in part on our ability to raise additional capital. If we raise additional capital through the issuance of equity securities, the interests of holders of our common shares could be diluted. Likewise, our Board of Trustees is authorized to cause us to issue preferred shares in one or more series, the holders of which would be entitled to dividends and voting and other rights as our Board of Trustees determines, and which could be senior to or convertible into our common shares. Accordingly, an issuance by us of preferred shares could be dilutive to or otherwise adversely affect the interests of holders of our common shares. As of December 31, 2007, our Series C preferred shares are convertible, at each of the holder's option, into our common shares at a conversion rate of 0.3523 common shares per $25.00 liquidation preference, which is equivalent to a conversion price of approximately $70.96 per common share (subject to adjustment in certain events). Depending upon the number of Series C preferred shares being converted at one time, a conversion of Series C preferred shares could be dilutive to or otherwise adversely affect the interests of holders of our common shares.

***Changes in foreign currency exchange rates may have an impact on the value of our shares***
The functional currency for our Canadian operations and mortgage note receivable is the Canadian dollar. As a result, our future earnings could be affected by fluctuations in the exchange rate between U.S. and Canadian dollars, which in turn could affect our share price. We have attempted to mitigate our exposure to Canadian currency exchange risk by having both our Canadian lease rentals and the debt service on our Canadian mortgage financing payable in the same currency. We have also entered into foreign currency exchange contracts to hedge in part our exposure to exchange rate fluctuations. Foreign currency derivatives are subject to future risk of loss. We do not engage in purchasing foreign exchange contracts for speculative purposes.

***Tax reform could adversely affect the value of our shares***
There have been a number of proposals in Congress for major revision of the federal income tax laws, including proposals to adopt a flat tax or replace the income tax system with a national sales tax or value-added tax. Any of these proposals, if enacted, could change the federal income tax laws applicable to REITS, subject us to federal tax or reduce or eliminate the current deduction for dividends paid to our shareholders, any of which could negatively affect the market for our shares.

## Item 1B. Unresolved Staff Comments

There are no unresolved comments from the staff of the SEC required to be disclosed herein as of the date of this Annual Report on Form 10-K.

## Item 2. Properties

As of December 31, 2007, our real estate portfolio consisted of 79 megaplex theatre properties and various restaurant, retail and other properties located in 26 states and Ontario, Canada. Except as otherwise noted, all of the real estate investments listed below are owned or ground leased directly by us. The following table lists our properties, their locations, acquisition dates, number of theatre screens, number of seats, gross square footage, and the tenant.

| Property | Location | Acquisition date | Screens | Seats | Building (gross sq. ft) | Tenant |
|---|---|---|---|---|---|---|
| Megaplex Theatre Properties | | | | | | |
| Grand 24 (3) | Dallas, TX | 11/97 | 24 | 5,067 | 98,175 | AMC |
| Mission Valley 20 (1) (3) | San Diego, CA | 11/97 | 20 | 4,361 | 84,352 | AMC |
| Promenade 16 (3) | Los Angeles, CA | 11/97 | 16 | 2,860 | 129,822 | AMC |
| Ontario Mills 30 (3) | Ontario, CA | 11/97 | 30 | 5,469 | 131,534 | AMC |
| Lennox 24 (1) (3) | Columbus, OH | 11/97 | 24 | 4,412 | 98,261 | AMC |
| West Olive 16 (3) | Creve Coeur, MO | 11/97 | 16 | 2,817 | 60,418 | AMC |
| Studio 30 (3) | Houston, TX | 11/97 | 30 | 6,032 | 136,154 | AMC |
| Huebner Oaks 24 (3) | San Antonio, TX | 11/97 | 24 | 4,400 | 96,004 | AMC |
| First Colony 24 (1) (30) | Sugar Land, TX | 11/97 | 24 | 5,098 | 107,690 | AMC |
| Oakview 24 (31) | Omaha, NE | 11/97 | 24 | 5,098 | 107,402 | AMC |
| Leawood Town Center 20 (32) | Leawood, KS | 2/98 | 20 | 2,995 | 75,224 | AMC |
| Gulf Pointe 30 (2) (35) | Houston, TX | 3/98 | 30 | 6,008 | 130,891 | AMC |
| South Barrington 30 (36) | South Barrington, IL | 3/98 | 30 | 6,210 | 130,891 | AMC |
| Cantera 30 (2) (5) | Warrenville, IL | 4/98 | 30 | 6,210 | 130,757 | AMC |
| Mesquite 30 (2) (34) | Mesquite, TX | 6/98 | 30 | 6,008 | 130,891 | AMC |
| Hampton Town Center 24 (37) | Hampton, VA | 8/98 | 24 | 5,098 | 107,396 | AMC |
| Raleigh Grand 16 (4) | Raleigh, NC | 8/98 | 16 | 2,596 | 51,450 | Consolidated |
| Pompano 18 (4) | Pompano Beach, FL | 11/98 | 18 | 3,424 | 73,637 | Muvico |
| Paradise 24 (23) | Davie, FL | 12/98 | 24 | 4,180 | 96,497 | Muvico |
| Boise Stadium 21 (1) (4) | Boise, ID | 12/98 | 21 | 4,734 | 140,300 | Regal |
| Aliso Viejo Stadium 20 (22) | Aliso Viejo, CA | 12/98 | 20 | 4,352 | 98,557 | Regal |
| Westminster 24 (7) | Westminster, CO | 6/99 | 24 | 4,812 | 107,000 | AMC |
| Woodridge 18 (2) (10) | Woodridge, IL | 6/99 | 18 | 4,384 | 84,206 | AMC |
| Tampa Starlight 20 (10) | Tampa, FL | 1/00 | 20 | 3,928 | 84,000 | Muvico |
| Palm Promenade 24 (10) | San Diego, CA | 1/00 | 24 | 4,586 | 88,610 | AMC |
| Cary Crossroads 20 (10) | Cary, NC | 3/02 | 20 | 3,936 | 77,475 | Consolidated |
| Elmwood Palace 20 (10) | Harahan, LA | 3/02 | 20 | 4,357 | 90,391 | AMC |
| Hammond Palace 10 (10) | Hammond, LA | 3/02 | 10 | 1,531 | 39,850 | AMC |
| Houma Palace 10 (10) | Houma, LA | 3/02 | 10 | 1,871 | 44,450 | AMC |
| Westbank Palace 16 (10) | Harvey, LA | 3/02 | 16 | 3,176 | 71,607 | AMC |
| Clearview Palace 12 (1)(10) | Metairie, LA | 3/02 | 12 | 2,495 | 70,000 | AMC |
| Olathe Studio 30 (10) | Olathe, KS | 6/02 | 30 | 5,731 | 113,108 | AMC |
| Forum 30 (10) | Sterling Heights, MI | 6/02 | 30 | 5,041 | 107,712 | AMC |
| Cherrydale 16 (10) | Greenville, SC | 6/02 | 16 | 2,744 | 51,450 | Consolidated |
| Livonia 20 (10) | Livonia, MI | 8/02 | 20 | 3,808 | 75,106 | AMC |
| Hoffman Town Centre 22 (1)(10) | Alexandria, VA | 10/02 | 22 | 4,150 | 132,903 | AMC |
| Colonel Glenn 18 (4) | Little Rock, AR | 12/02 | 18 | 4,122 | 79,330 | Rave |
| AmStar Cinema 16 (17) | Macon, GA | 3/03 | 16 | 2,950 | 55,000 | Southern |
| Subtotal Megaplex Theatres, carried over to next page | | | 821 | 161,051 | 3,588,501 | |

| Property | Location | Acquisition date | Screens | Seats | Building (gross sq. ft) | Tenant |
|---|---|---|---|---|---|---|
| Megaplex Theatre Properties: | | | | | | |
| Subtotal from previous page | n/a | n/a | 821 | 161,051 | 3,588,501 | n/a |
| Star Southfield 20 (9) | Southfield, MI | 5/03 | 20 | 7,000 | 110,000 | AMC |
| Southwind 12 (28) | Lawrence, KS | 6/03 | 12 | 2,481 | 42,497 | Wallace |
| Veterans 24 (11) | Tampa, FL | 6/03 | 24 | 4,580 | 94,774 | AMC |
| New Roc City 18 and IMAX (12) | New Rochelle, NY | 10/03 | 18 | 3,400 | 103,000 | Regal |
| Harbour View Grande 16 (9) | Suffolk, VA | 11/03 | 16 | 3,036 | 61,500 | Consolidated |
| Columbiana Grande 14 (14) | Columbia, SC | 11/03 | 14 | 3,000 | 55,400 | Consolidated |
| The Grande 18 (9) | Hialeah, FL | 12/03 | 18 | 4,900 | 77,400 | Cobb |
| Mississauga 16 (8) | Mississauga, ON | 3/04 | 16 | 3,856 | 92,971 | AMC |
| Oakville 24 (8) | Oakville, ON | 3/04 | 24 | 4,772 | 89,290 | AMC |
| Whitby 24 (8) | Whitby, ON | 3/04 | 24 | 4,688 | 89,290 | AMC |
| Kanata 24 (8) | Kanata, ON | 3/04 | 24 | 4,764 | 89,290 | AMC |
| Mesa Grand 24 (21) | Mesa, AZ | 3/04 | 24 | 4,530 | 94,774 | AMC |
| Deer Valley 30 (4) | Phoenix, AZ | 3/04 | 30 | 5,877 | 113,768 | AMC |
| Hamilton 24 (4) | Hamilton, NJ | 3/04 | 24 | 4,268 | 95,466 | AMC |
| Grand Prairie 18 (9) | Peoria, IL | 7/04 | 18 | 4,063 | 82,330 | Rave |
| Lafayette Grand 16 (1) (18) | Lafayette, LA | 7/04 | 16 | 2,744 | 61,579 | Southern |
| Northeast Mall 18 (20) | Hurst, TX | 11/04 | 18 | 3,886 | 98,250 | Rave |
| The Grand 18 (25) | D'Iberville, MS | 12/04 | 18 | 2,984 | 59,533 | Southern |
| Avenue 16 (9) | Melbourne, FL | 12/04 | 16 | 3,600 | 75,850 | Rave |
| Mayfaire Cinema 16 (15) | Wilmington, NC | 2/05 | 16 | 3,050 | 57,338 | Consolidated |
| East Ridge 18 (33) | Chattanooga, TN | 3/05 | 18 | 4,133 | 82,330 | Rave |
| Burbank 16 (13) | Burbank, CA | 3/05 | 16 | 4,232 | 86,551 | AMC |
| ShowPlace 12 (27) | Indianapolis, IN | 6/05 | 12 | 2,200 | 45,700 | Kerasotes |
| The Grand 14 (9) | Conroe, TX | 6/05 | 14 | 2,400 | 45,000 | Southern |
| The Grand 18 (29) | Hattiesburg, MS | 9/05 | 18 | 2,675 | 57,367 | Southern |
| Auburn Stadium 10 (6) | Auburn, CA | 12/05 | 10 | 1,573 | 32,185 | Regal |
| Arroyo Grande Stadium 10 (2) (19) | Arroyo Grande, CA | 12/05 | 10 | 1,714 | 34,500 | Regal |
| Modesto Stadium 10 (16) | Modesto, CA | 12/05 | 10 | 1,885 | 38,873 | Regal |
| Manchester Stadium 16 (26) | Fresno, CA | 12/05 | 16 | 3,860 | 80,600 | Regal |
| Firewheel 18 (9) | Garland, TX | 3/06 | 18 | 3,156 | 72,252 | AMC |
| Columbia 14 (1) (9) | Columbia, MD | 3/06 | 14 | 2,512 | 77,731 | AMC |
| White Oak Village Cinema 14 (9) | Garner, NC | 4/06 | 14 | 2,626 | 50,538 | Consolidated |
| Valley Bend 18 (9) | Huntsville, AL | 8/06 | 18 | 4,150 | 90,200 | Rave |
| The Grand 18 (1) (9) | Winston Salem, NC | 7/06 | 18 | 3,496 | 75,605 | Southern |
| Cityplace 14 (9) | Kalamazoo, MI | 11/06 | 14 | 2,770 | 70,000 | Rave |
| Bayou 15 (9) | Pensacola, FL | 12/06 | 15 | 3,361 | 74,700 | Rave |
| The Grand 16 (1) (38) | Slidell, LA | 12/06 | 16 | 2,750 | 62,300 | Southern |
| City Center 15: Cinema de Lux (24) | White Plains, NY | 5/07 | 15 | 3,500 | 80,000 | National Amusements |
| Pier Park Grand 16 (9) | Panama City Beach, FL | 5/07 | 16 | 3,496 | 74,605 | Southern |
| Kalispell Stadium 14 (9) | Kalispell, MT | 8/07 | 14 | 2,000 | 44,650 | Signature |
| Four Seasons Station Grand 18 (1) | Greensboro, NC | 11/07 | 18 | 3,343 | 74,517 | Southern |
| Subtotal Megaplex Theatres | | | 1,525 | 304,362 | 6,583,005 | |

| Property | Location | Acquisition date | Screens | Seats | Building (gross sq. ft) | Tenant |
|---|---|---|---|---|---|---|
| Retail, Restaurant and Other Properties: | | | | | | |
| On The Border (9) | Mesquite, TX | 1/99 | — | — | 6,683 | Brinker International |
| Texas Roadhouse (9) | Mesquite, TX | 1/99 | — | — | 6,400 | Texas Roadhouse |
| Westminster Promenade (9) | Westminster, CO | 6/99 | — | — | 135,226 | Multi-Tenant |
| Bennigan's (9) | Houston, TX | 5/00 | — | — | 6,575 | S & A |
| Bennigan's (9) | Mesquite, TX | 5/00 | — | — | 6,575 | S & A |
| Texas Land & Cattle (9) | Houston, TX | 5/00 | — | — | 7,733 | Tx.C.C., Inc. |
| Vacant (formerly Roadhouse Grill) (9) | Austell, GA | 8/00 | — | — | 6,900 | Vacant |
| Cherrydale Shops (10) | Greenville, SC | 6/02 | — | — | 10,000 | Multi-Tenant |
| Johnny Carino's (9) | Mesquite, TX | 3/03 | — | — | 6,200 | Kona Rest. Group, Inc. |
| Star Southfield, Center(9) | Southfield, MI | 5/03 | — | — | 48,478 | Multi-Tenant |
| New Roc City (12) | New Rochelle, NY | 10/03 | — | — | 343,809 | Multi-Tenant |
| Harbour View Station(9) | Suffolk, SC | 11/03 | — | — | 21,416 | Multi-Tenant |
| Whitby Entertainment Centrum (8) | Whitby, ON | 3/04 | — | — | 124,620 | Multi-Tenant |
| Oakville Entertainment Centrum (8) | Oakville, ON | 3/04 | — | — | 134,222 | Multi-Tenant |
| Mississauga Entertainment Centrum (8) | Mississauga, ON | 3/04 | — | — | 89,777 | Multi-Tenant |
| Kanata Entertainment Centrum (8) | Kanata, ON | 3/04 | — | — | 308,089 | Multi-Tenant |
| V-Land (9) | Warrenville, IL | 7/04 | — | — | 11,755 | V-Land Warrenville |
| Stir Crazy (9) | Warrenville, IL | 9/04 | — | — | 7,500 | Stir Crazy Café |
| Burbank Village (13) | Burbank, CA | 3/05 | — | — | 34,713 | Multi-Tenant |
| Vacant (formerly Asahi) (9) | Houston, TX | 8/05 | — | — | 9,000 | Vacant |
| Sizzler | Arroyo Grande, CA | 12/05 | — | — | 5,850 | Arroyo Grande Sizzler |
| Mad River Mountain (39)(37) | Bellefontaine, OH | 11/05 | — | — | 48,427 | Mad River Mountain |
| Havens Wine Cellars (40) | Yountville, CA | 12/06 | — | — | 11,960 | Billington Imports |
| Duncan Peak Winery (42) | Hopland, CA | 4/07 | — | — | 76,000 | Rb Wine Associates |
| City Center at White Plains (24) | White Plains, NY | 5/07 | — | — | 317,943 | Multi-Tenant |
| Austell Promenade (9) | Austell, GA | 6/07 | — | — | 18,340 | East-West Promenade |
| EOS Estate Winery (43) | Pasa Robles, CA | 8/07 | — | — | 120,000 | Sapphire Wines |
| Cosentino Wineries (44) | Pope Valley, Lockeford and Clements, CA | 8/07 | — | — | 71,540 | Cosentino Winery, LLC, et al |
| Ethel Hedgeman Lyle Academy (41) | St. Louis, MO | 10/07 | — | — | 103,000 | Imagine, Inc. |
| East Mesa Charter Elementary (41) | Mesa, AZ | 10/07 | — | — | 33,240 | Imagine, Inc. |
| Rosefield Charter Elementary (41) | Surprise, AZ | 10/07 | — | — | 43,958 | Imagine, Inc. |
| Academy of Columbus (41) | Columbus, OH | 10/07 | — | — | 38,556 | Imagine, Inc. |
| South Lake Charter Elementary (41) | Clermont, FL | 10/07 | — | — | 39,956 | Imagine, Inc. |
| Renaissance Public School Academy (41) | Mt. Pleasant, MI | 10/07 | — | — | 34,972 | Imagine, Inc. |
| 100 Academy of Excellence (41) | Las Vegas, NV | 10/07 | — | — | 49,690 | Imagine, Inc. |
| Imagine Charter Elementary at McDowell (41) | Phoenix, AZ | 10/07 | — | — | 47,186 | Imagine, Inc. |
| Groveport Community School (41) | Groveport, OH | 10/07 | — | — | 50,100 | Imagine, Inc. |
| Harvard Avenue Charter School (41) | Cleveland, OH | 10/07 | — | — | 57,652 | Imagine, Inc. |
| Hope Community Charter School (41) | Washington, DC | 10/07 | — | — | 34,962 | Imagine, Inc. |
| Marietta Charter School (41) | Marietta, GA | 10/07 | — | — | 24,503 | Imagine, Inc. |
| Subtotal Retail, Restaurant and Other Properties | | | — | — | 2,553,506 | |
| Total | | | 1,525 | 304,362 | 9,136,511 | |

(1) Third party ground leased property. Although we are the tenant under the ground leases and have assumed responsibility for performing the obligations thereunder, pursuant to the leases, the theatre tenants are responsible for performing our obligations under the ground leases.

(2) In addition to the theatre property itself, we have acquired land parcels adjacent to the theatre property, which we have or intend to lease or sell to restaurant or other entertainment themed operators.
(3) Property is included as security for a $105.0 million mortgage note payable.
(4) Property is included as security for $79.0 million in mortgage notes payable.
(5) Property is included in the Atlantic-EPR I joint venture.
(6) Property is included as security for a $6.6 million mortgage notes payable.
(7) Property is included as security for a $18.9 million mortgage note payable.
(8) Property is included as security for a $96.5 million mortgage note payable.
(9) Property is included in the borrowing base for a $235.0 million unsecured revolving credit facility.
(10) Property is included as security for $155.5 milllion mortgage note payable.
(11) Property is included in the Atlantic-EPR II joint venture.
(12) Property is included as security for a $66.0 million mortgage note payable and $4.0 million credit facility.
(13) Property is included as security for a $36.0 million mortgage note payable.
(14) Property is included as security for an $8.3 million mortgage note payable.
(15) Property is included as security for a $7.9 million mortgage note payable.
(16) Property is included as security for a $4.9 million mortgage note payable.
(17) Property is included as security for a $6.6 million mortgage note payable.
(18) Property is included as security for a $9.3 million mortgage note payable.
(19) Property is included as security for a $5.1 million mortgage note payable.
(20) Property is included as security for a $15.0 million mortgage note payable.
(21) Property is included as security for a $16.0 million mortgage note payable.
(22) Property is included as security for a $22.0 million mortgage note payable.
(23) Property is included as security for a $22.0 million mortgage note payable.
(24) Property is included as security for a $115.0 million mortgage note payable and $5.0 million credit facility.
(25) Property is included as security for a $11.6 million mortgage note payable.
(26) Property is included as security for a $11.9 million mortgage note payable.
(27) Property is included as security for a $5.1 million mortgage note payable.
(28) Property is included as security for a $4.8 million mortgage note payable.
(29) Property is included as security for a $10.4 million mortgage note payable.
(30) Property is included as security for a $18.6 million mortgage note payable.
(31) Property is included as security for a $16.1 million mortgage note payable.
(32) Property is included as security for a $15.4 million mortgage note payable.
(33) Property is included as security for a $12.7 million mortgage note payable.
(34) Property is included as security for a $22.2 million mortgage note payable.
(35) Property is included as security for a $26.2 million mortgage note payable.
(36) Property is included as security for a $27.0 million mortgage note payable.
(37) Property is included as security for a $120.0 million term loan payable.
(38) Property is included as security for $10.6 million bond payable.
(39) Property includes approximately 324 acres of land.
(40) Property includes approximately 10 acres of land.
(41) Property is included in the CS Fund I joint venture.
(42) Property includes approximately 35 acres of land.
(43) Property includes approximately 60 acres of land.
(44) Property includes approximately 225 acres of land.

As of December 31, 2007, our portfolio of megaplex theatre properties consisted of 6.6 million square feet and was 100% occupied, and our portfolio of retail, restaurant and other properties consisted of 2.5 million square feet and was 98% occupied. The combined portfolio consisted of 9.1 million square feet and was 99% occupied. For the year ended December 31, 2007, approximately 80% of our rental revenue was derived from theatre tenants. The following table sets forth information regarding EPR's megaplex theatre portfolio as of December 31, 2007 (dollars in thousands). This data does not include the two megaplex theatre properties held by our unconsolidated joint ventures.

**Megaplex Theatre Portfolio**

| Year | Total Number of Leases Expiring | Rental Revenue for the Year Ended December 31, 2007 | % of Rental Revenue |
|---|---|---|---|
| 2008 | - | $ - | - |
| 2009 | - | - | - |
| 2010 | 4 | 11,059 | 7.4% |
| 2011 | 4 | 9,226 | 6.2% |
| 2012 | 3 | 6,418 | 4.3% |
| 2013 | 4 | 13,841 | 9.3% |
| 2014 | - | - | - |
| 2015 | - | - | - |
| 2016 | 2 | 3,283 | 2.2% |
| 2017 | 3 | 4,756 | 3.2% |
| 2018 | 5 | 11,792 | 7.9% |
| 2019 | 7 | 19,297 | 12.9% |
| 2020 | 7 | 7,909 | 5.3% |
| 2021 | 3 | 6,128 | 4.1% |
| 2022 | 9 | 15,511 | 10.4% |
| 2023 | 2 | 2,294 | 1.5% |
| 2024 | 9 | 15,104 | 10.1% |
| 2025 | 7 | 12,491 | 8.3% |
| 2026 | 5 | 7,955 | 5.3% |
| 2027 | 3 | 2,396 | 1.6% |
| | 77 | $ 149,460 | 100.0% |

Our properties are located in 26 states and in the Canadian province of Ontario. The following table sets forth certain state-by-state and Ontario, Canada information regarding our real estate portfolio as of December 31, 2007 (dollars in thousands). This data does not include the two theatre properties or twelve charter public school properties owned by our unconsolidated joint ventures.

| Location | Building (gross sq. ft) | Rental Revenue for the year ended December 31, 2007 | % of Rental Revenue |
|---|---|---|---|
| California | 1,128,179 | 25,538 | 13.7% |
| Ontario, Canada | 1,017,549 | 25,649 | 13.8% |
| Texas | 963,970 | 22,788 | 12.3% |
| New York | 837,027 | 16,847 | 9.1% |
| Florida | 556,689 | 12,385 | 6.7% |
| Louisiana | 440,177 | 10,297 | 5.5% |
| Michigan | 411,296 | 10,431 | 5.6% |
| North Carolina | 386,923 | 6,899 | 3.7% |
| Virginia | 323,215 | 7,559 | 4.0% |
| Illinois | 311,427 | 8,119 | 4.4% |
| Colorado | 242,226 | 4,955 | 2.7% |
| Kansas | 230,829 | 4,837 | 2.6% |
| Arizona | 208,542 | 3,914 | 2.1% |
| Ohio | 146,688 | 2,789 | 1.5% |
| Idaho | 140,300 | 1,892 | 1.0% |
| Mississippi | 116,900 | 2,595 | 1.4% |
| South Carolina | 116,850 | 2,121 | 1.1% |
| Nebraska | 107,402 | 2,702 | 1.4% |
| New Jersey | 95,466 | 2,185 | 1.2% |
| Alabama | 90,200 | 1,956 | 1.1% |
| Tennessee | 82,330 | 1,633 | 0.9% |
| Georgia | 80,240 | 1,305 | 0.7% |
| Arkansas | 79,330 | 1,793 | 0.9% |
| Maryland | 77,731 | 1,254 | 0.7% |
| Missouri | 60,418 | 2,219 | 1.2% |
| Indiana | 45,700 | 663 | 0.4% |
| Montana | 44,650 | 623 | 0.3% |
| | 8,342,254 | $ 185,948 | 100.0% |

### *Office Location*

Our executive office is located in Kansas City, Missouri and is leased from a third party landlord. The office occupies approximately 19,513 square feet with annual rentals of $317 thousand and includes an annual fixed rent escalation of $.28 per square foot. The lease expires in December, 2009.

### *Tenants and Leases*

Our existing leases on rental property (on a consolidated basis - excluding unconsolidated joint venture properties) provide for aggregate annual rentals of approximately $189 million (not including periodic rent escalations or percentage rent). The megaplex theatre leases have an average remaining base term lease life of approximately 13 years and may be extended for predetermined extension terms at the option of the tenant. The theatre leases are typically triple-net leases that require the tenant to pay substantially all expenses associated with the operation of the properties, including taxes, other governmental charges, insurance, utilities, service, maintenance and any ground lease payments.

***Property Acquisitions in 2007***

The following table lists the significant rental properties we acquired or developed during 2007:

| Property | Location | Tenant | Development Cost/ Purchase Price |
|---|---|---|---|
| City Center at White Plains | White Plains, NY | Multi-Tenant | $165.8 million [1] |
| Pier Park Grand 16 | Panama City, FL | Southern Theatres | $17.6 million |
| Kalispell Stadium 14 | Kalispell, MT | Southern Theatres | $9.8 million |
| Four Seasons Station 18 | Greensboro, NC | Southern Theatres | $12.6 million |
| Duncan Peak Winery | Hopland, CA | Rb Wine Associates | $12.2 million |
| EOS Estate Winery | Paso Robles, CA | Sapphire Wines, LLC | $21.0 million |
| Cosentino Wineries | Pope Valley, Lockeford and Clements, CA | Cosentino Winery, LLC, et al | $20.5 million |
| Charter Public School Properties | Various | Imagine, Inc. | $39.5 million [2] |

(1) On May 8, 2007, we acquired 66.67% of the voting interests in White Plains Retail, LLC and White Plains Recreational, LLC. These entities own the 390,000 square foot entertainment retail center known as City Center at White Plains that had a total value of $165.8 million at close. The financial statements of these entities are consolidated in our financial statements. For additional description of this transaction, see Note 6 to the consolidated financial statements in this Annual Report on Form 10-K.

(2) On October 30, 2007, we acquired a 50% ownership in JERIT CS Fund I (CS Fund I) in exchange for $39.5 million. CS Fund I currently owns 12 charter public school properties located in Nevada, Arizona, Ohio, Georgia, Missouri, Michigan, Florida and Washington D.C. and leases them under a long-term triple net master lease. The financial statements of CS Fund I are not consolidated in our financial statements.

## Item 3. Legal Proceedings

Other than routine litigation and administrative proceedings arising in the ordinary course of business, we are not presently involved in any litigation nor, to our knowledge, is any litigation threatened against us or our properties, which is reasonably likely to have a material adverse effect on our liquidity or results of operations.

## Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders during the fourth quarter of the year ended December 31, 2007.

## PART II

## Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The following table sets forth, for the quarterly periods indicated, the high and low sales prices per share for our common shares on the New York Stock Exchange ("NYSE") under the trading symbol "EPR" and the distributions declared.

| | Share price | | Declared |
|---|---|---|---|
| | High | Low | Distribution |
| 2007: | | | |
| Fourth quarter | $ 56.17 | $ 46.15 | $ 0.7600 |
| Third quarter | 55.74 | 42.30 | 0.7600 |
| Second quarter | 63.50 | 51.49 | 0.7600 |
| First quarter | 68.60 | 58.04 | 0.7600 |
| 2006: | | | |
| Fourth quarter | $ 62.76 | $ 49.70 | $ 0.6875 |
| Third quarter | 49.98 | 42.28 | 0.6875 |
| Second quarter | 43.05 | 39.08 | 0.6875 |
| First quarter | 44.56 | 40.60 | 0.6875 |

The closing price for our common shares on the NYSE on February 25, 2008 was $48.14 per share.

We declared quarterly distributions to common shareholders aggregating $3.04 per common share in 2007 and $2.75 per common share in 2006.

While we intend to continue paying regular quarterly dividends, future dividend declarations will be at the discretion of the Board of Trustees and will depend on our actual cash flow, our financial condition, capital requirements, the annual distribution requirements under the REIT provisions of the Code, debt covenants and other factors the Board of Trustees deems relevant. The actual cash flow available to pay dividends may be affected by a number of factors, including the revenues received from rental properties and mortgage notes, our operating expenses, debt service on our borrowings, the ability of tenants and customers to meet their obligations to us and any unanticipated capital expenditures. Our Series B preferred shares have a fixed dividend rate of 7.75%, our Series C preferred shares have a fixed dividend rate of 5.75% and our Series D preferred shares have a fixed dividend rate of 7.375%.

During the year ended December 31, 2007, the Company did not sell any unregistered securities.

On February 25, 2008, there were approximately 542 holders of record of our outstanding common shares.

Information relating to compensation plans under which equity securities of the Company are authorized for issuance is set forth under Part III, Item 12 of this Annual Report on Form 10-K and such information is incorporated herein by reference.

During the quarter ended December 31, 2007, the Company did not repurchase any of its equity securities.

***Stock Performance Chart***



TOTAL RETURN TO STOCKHOLDERS
(Assumes $100 investment on 12/31/02)
Dollars
350
300
250
200
150
100
50
0
12 31 2002
12 31 2003
12 31 2004
12 31 2005
12 31 2006
12 31 2007
Entertainment Properties Trust
MSCI US REIT Index
Russell 2000 Index


| **Total Return Analysis** | | | | | | |
|---|---|---|---|---|---|---|
| | 12/31/2002 | 12/31/2003 | 12/31/2004 | 12/31/2005 | 12/31/2006 | 12/31/2007 |
| **Entertainment Properties Trust** | **$100.00** | **$157.77** | **$214.28** | **$207.62** | **$315.42** | **$268.68** |
| **MSCI US REIT Index** | **$100.00** | **$136.74** | **$179.80** | **$195.72** | **$254.83** | **$203.43** |
| **Russell 2000 Index** | **$100.00** | **$145.37** | **$170.08** | **$175.73** | **$205.61** | **$199.96** |

Source: CTA Integrated Communications www.ctaintegrated.com (303) 665-4200. Data from ReutersBRIDGE Data Networks

As a company with shares listed on the NYSE, we are required to comply with the corporate governance rules of the NYSE. Our CEO is required to certify to the NYSE that we are in compliance with the governance rules not later than 30 days after the date of each annual shareholder meeting. Our CEO complied with this requirement in 2007. We also filed with the SEC as exhibits to our annual report on Form 10-K for the year ended December 31, 2006 the certifications of our CEO and CFO required under Sections 302 and 906 of the Sarbanes-Oxley Act. With respect to this Annual Report on Form 10-K for the year ended December 31, 2007, we have filed as exhibits hereto the certification of our CEO and CFO required under Sections 302 and 906 of the Sarbanes-Oxley Act.

## Item 6. Selected Financial Data

**Operating statement data**
**(Dollars in thousands except per share data)**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| Rental revenue | $ 185.949 | 167.283 | 144.950 | 124.093 | 89.696 |
| Other income | 2.402 | 3.274 | 3.517 | 557 | 1.195 |
| Mortgage and other financing income | 28.841 | 10.968 | 4.882 | 1.957 | 452 |
| Property operating expense, net of tenant reimbursements | 4.591 | 4.317 | 3.593 | 2.292 | 698 |
| Other expense | 4.205 | 3.486 | 2.985 | - | - |
| General and administrative expense | 12.970 | 12.515 | 7.249 | 6.093 | 4.785 |
| Costs associated with loan refinancing | - | 673 | - | 1.134 | - |
| Interest expense, net | 60.505 | 48.866 | 43.749 | 40.011 | 31.022 |
| Depreciation and amortization | 37.422 | 31.021 | 27.473 | 23.241 | 16.235 |
| Income before gain on sale of land, equity in income from joint ventures, minority interests and discontinued operations | 97.499 | 80.647 | 68.300 | 53.836 | 38.603 |
| Gain on sale of land | 129 | 345 | - | - | - |
| Equity in income from joint ventures | 1.583 | 759 | 728 | 654 | 401 |
| Minority interests | 1.436 | - | (34) | (953) | (1.555) |
| Income from continuing operations | $ 100.647 | 81.751 | 68.994 | 53.537 | 37.449 |
| Discontinued operations: | | | | | |
| Income from discontinued operations | 777 | 538 | 66 | 176 | 145 |
| Gain on sale of real estate | 3.240 | - | - | - | - |
| Net income | 104.664 | 82.289 | 69.060 | 53.713 | 37.594 |
| Preferred dividend requirements | (21.312) | (11.857) | (11.353) | (5.463) | (5.463) |
| Series A preferred share redemption costs | (2.101) | - | - | - | - |
| Net income available to common shareholders | $ 81.251 | 70.432 | 57.707 | 48.250 | 32.131 |
| Per share data: | | | | | |
| Basic earnings per share data: | | | | | |
| Income from continuing operations available to common shareholders | $ 2.89 | 2.67 | 2.31 | 2.11 | 1.80 |
| Income from discontinued operations | 0.15 | 0.02 | - | 0.01 | 0.01 |
| Net income available to common shareholders | $ 3.04 | 2.69 | 2.31 | 2.12 | 1.81 |
| Diluted earnings per share data: | | | | | |
| Income from continuing operations available to common shareholders | $ 2.84 | 2.63 | 2.26 | 2.06 | 1.76 |
| Income from discontinued operations | 0.15 | 0.02 | - | 0.01 | 0.01 |
| Net income available to common shareholders | $ 2.99 | 2.65 | 2.26 | 2.07 | 1.77 |
| Shares used for computation (in thousands): | | | | | |
| Basic | 26.690 | 26.147 | 25.019 | 22.721 | 17.780 |
| Diluted | 27.171 | 26.627 | 25.504 | 23.664 | 19.051 |
| Cash dividends declared per common share | $ 3.04 | 2.75 | 2.50 | 2.25 | 2.00 |

**Balance sheet data**
**(Dollars in thousands)**

| | Years Ended December 31, | | | | |
|---|---|---|---|---|---|
| | 2007 | 2006 | 2005 | 2004 | 2003 |
| Net real estate investments | $ 1,673,313 | 1,415,175 | 1,303,758 | 1,144,553 | 900,096 |
| Mortgage notes and related accrued interest receivable | 325,442 | 76,093 | 44,067 | - | - |
| Total assets | 2,171,633 | 1,571,279 | 1,414,165 | 1,213,448 | 965,918 |
| Common dividends payable | 21,344 | 18,204 | 15,770 | 14,097 | 9,829 |
| Preferred dividends payable | 5,611 | 3,110 | 2,916 | 1,366 | 1,366 |
| Long-term debt | 1,081,264 | 675,305 | 714,591 | 592,892 | 506,555 |
| Total liabilities | 1,145,599 | 714,123 | 742,509 | 620,059 | 521,509 |
| Minority interests | 18,141 | 4,474 | 5,235 | 6,049 | 21,630 |
| Shareholders' equity | 1,007,893 | 852,682 | 666,421 | 587,340 | 422,779 |

## Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in this Annual Report on Form 10-K. The forward-looking statements included in this discussion and elsewhere in this Annual Report on Form 10-K involve risks and uncertainties, including anticipated financial performance, business prospects, industry trends, shareholder returns, performance of leases by tenants, performance on loans to customers and other matters, which reflect management's best judgment based on factors currently known. See "Forward Looking Statements." Actual results and experience could differ materially from the anticipated results and other expectations expressed in our forward-looking statements as a result of a number of factors, including but not limited to those discussed in this Item and in Item 1A. "Risk Factors."

### Overview

Our principal business objective is to be the nation's leading destination entertainment, entertainment-related, recreation and specialty real estate company by continuing to develop, acquire or finance high-quality properties. As of December 31, 2007, our total assets exceeded $2.1 billion, and included investments in 79 megaplex theatre properties (including four joint venture properties) and various restaurant, retail, entertainment, destination recreational and specialty properties located in 26 states and Ontario, Canada. As of December 31, 2007, we had invested approximately $23.0 million in development land and construction in progress for real-estate development and approximately $325.4 million (including accrued interest) in mortgage financing for entertainment and recreational properties. Also, as of December 31, 2007, we had invested approximately $39.5 million in a 50% ownership interest of a joint venture which owns 12 public charter schools.

Substantially all of our single-tenant properties are leased pursuant to long-term, triple-net leases, under which the tenants typically pay all operating expenses of a property, including, but not limited to, all real estate taxes, assessments and other governmental charges, insurance, utilities, repairs and maintenance. A majority of our revenues are derived from rents received or accrued under long-term, triple-net leases. Tenants at our multi-tenant properties are required to pay common area maintenance charges to reimburse us for their pro rata portion of these costs.

We incur general and administrative expenses including compensation expense for our executive officers and other employees, professional fees and various expenses incurred in the process of identifying, evaluating, acquiring and financing additional properties and mortgage notes. We are self-administered and managed by our Trustees and executive officers. Our primary non-cash expense is the depreciation of our properties. We depreciate buildings and improvements on our properties over a three-year to 40-year period for tax purposes and financial reporting purposes.

Our property acquisitions and financing commitments are financed by cash from operations, borrowings under our unsecured revolving credit facility and our term loan, long-term mortgage debt and the sale of equity securities. It has been our strategy to structure leases and financings to ensure a positive spread between our cost of capital and the rentals paid by our tenants. We have primarily acquired or developed new properties that are pre-leased to a single tenant or multi-tenant properties that have a high occupancy rate. We do not typically develop or acquire properties on a speculative basis or that are not significantly pre-leased. As of December 31, 2007, we have also entered into four joint ventures formed to own and lease single properties and one joint venture formed to own and lease multiple properties, and have provided mortgage note financing as described above. We intend to continue entering into some or all of these types of arrangements in the foreseeable future.

Our primary challenges have been locating suitable properties, negotiating favorable lease or financing terms, and managing our portfolio as we have continued to grow. Because of the knowledge and industry relationships of our management, we have enjoyed favorable opportunities to acquire, finance and lease properties. We believe those opportunities will continue during 2008.

Our business is subject to a number of risks and uncertainties, including those described in "Risk Factors" in Item 1A of this report.

**Critical Accounting Policies**

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions in certain circumstances that affect amounts reported in the accompanying consolidated financial statements and related notes. In preparing these financial statements, management has made its best estimates and assumptions that affect the reported assets and liabilities. The most significant assumptions and estimates relate to consolidation, revenue recognition, depreciable lives of the real estate, the valuation of real estate, accounting for real estate acquisitions and estimating reserves for uncollectible receivables and mortgage notes receivable. Application of these assumptions requires the exercise of judgment as to future uncertainties and, as a result, actual results could differ from these estimates.

***Consolidation***
We consolidate certain entities if we are deemed to be the primary beneficiary in a variable interest entity (VIE), as defined in FIN No. 46(R), "Consolidation of Variable Interest Entities" (FIN46R). The equity method of accounting is applied to entities in which we are not the primary beneficiary as defined in FIN46R, or do not have effective control, but can exercise influence over the entity with respect to its operations and major decisions.

***Revenue Recognition***
Rents that are fixed and determinable are recognized on a straight-line basis over the minimum terms of the leases. Base rent escalation in other leases is dependent upon increases in the Consumer Price Index (CPI) and accordingly, management does not include any future base rent escalation amounts on these leases in current revenue. Most of our leases provide for percentage rents based upon the level of sales achieved by the tenant. These percentage rents are recognized once the required sales level is achieved. Lease termination fees are recognized when the related leases are canceled and we have no continuing obligation to provide services to such former tenants.

***Real Estate Useful Lives***
We are required to make subjective assessments as to the useful lives of our properties for the purpose of determining the amount of depreciation to reflect on an annual basis with respect to those properties. These assessments have a direct impact on our net income. Depreciation and amortization are provided on the straight-line method over the useful lives of the assets, as follows:

| | |
|---|---|
| Buildings | 40 years |
| Tenant improvements | Base term of lease or useful life, whichever is shorter |
| Furniture, fixtures and equipment | 3 to 25 years |

***Impairment of Real Estate Values***

We are required to make subjective assessments as to whether there are impairments in the value of our rental properties. These estimates of impairment may have a direct impact on our consolidated financial statements.

We apply the provisions of Statement of Financial Accounting Standards (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets.* We assess the carrying value of our rental properties whenever events or changes in circumstances indicate that the carrying amount of a property may not be recoverable. Certain factors that may occur and indicate that impairments may exist include, but are not limited to: underperformance relative to projected future operating results, tenant difficulties and significant adverse industry or market economic trends. No such indicators existed during 2007. If an indicator of possible impairment exists, a property is evaluated for impairment by comparing the carrying amount of the property to the estimated undiscounted future cash flows expected to be generated by the property. If the carrying amount of a property exceeds its estimated future cash flows on an undiscounted basis, an impairment charge is recognized in the amount by which the carrying amount of the property exceeds the fair value of the property. Management estimates fair value of our rental properties based on projected discounted cash flows using a discount rate determined by management to be commensurate with the risk inherent in the Company. Management did not record any impairment charges for 2007.

***Real Estate Acquisitions***

Upon acquisitions of real estate properties, we make subjective estimates of the fair value of acquired tangible assets (consisting of land, building, tenant improvements, and furniture, fixtures and equipment) and identified intangible assets and liabilities (consisting of above and below market leases, in-place leases, tenant relationships and assumed financing that is determined to be above or below market terms) in accordance with SFAS No.141, *Business Combinations.* We utilize methods similar to those used by independent appraisers in making these estimates. Based on these estimates, we allocate the purchase price to the applicable assets and liabilities. These estimates have a direct impact on our net income.

***Allowance for Doubtful Accounts***

Management makes quarterly estimates of the collectibility of its accounts receivable related to base rents, tenant escalations (straight-line rents), reimbursements and other revenue or income. Management specifically analyzes trends in accounts receivable, historical bad debts, customer credit worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of its allowance for doubtful accounts. In addition, when customers are in bankruptcy, management makes estimates of the expected recovery of pre-petition administrative and damage claims. These estimates have a direct impact on our net income.

### *Mortgage Notes and Other Notes Receivable*

Mortgage notes and other notes receivable, including related accrued interest receivable, consist of loans that we originated and the related accrued and unpaid interest income as of the balance sheet date. Mortgage notes and other notes receivable are initially recorded at the amount advanced to the borrower and we defer certain loan origination and commitment fees, net of certain origination costs, and amortize them over the term of the related loan. We evaluate the collectibility of both interest and principal for each loan to determine whether it is impaired. A loan is considered to be impaired when, based on current information and events, it is probable that we will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the loan's effective interest rate or to the value of the underlying collateral if the loan is collateralized. Interest income on performing loans is accrued as earned. Interest income on impaired loans is recognized on a cash basis.

## Recent Developments

### *Debt Financing*

On February 21, 2007, we obtained a non-recourse mortgage loan of $11.6 million. This mortgage is secured by a theatre property located in Biloxi, Mississippi. The mortgage loan bears interest at 6.06%, matures on March 1, 2017 and requires monthly principal and interest payments of $75 thousand with a final principal payment at maturity of $9.0 million.

On March 23, 2007, we obtained a non-recourse mortgage loan of $11.9 million. This mortgage is secured by a theatre property located in Fresno, California. The mortgage loan bears interest at 6.07%, matures on April 6, 2017 and requires monthly principal and interest payments of $77 thousand with a final principal payment at maturity of $9.2 million.

On April 18, 2007, we obtained three non-recourse mortgage loans totaling $20.3 million. Each of these mortgages are secured by a theatre property, bear interest at an interest rate of 5.95% per year, and mature on May 1, 2017. These mortgages require monthly principal and interest payments totaling $130 thousand with final principal payments at maturity totaling $15.8 million.

On April 19, 2007, we obtained two non-recourse mortgage loans totaling $34.7 million. Each of these mortgages are secured by a theatre property, bear interest at an interest rate of 5.73% per year, and mature on May 1, 2017. These mortgages require monthly principal and interest payments totaling $218 thousand with final principal payments at maturity totaling $26.7 million.

On July 30, 2007, we obtained two non-recourse mortgage loans totaling $28.0 million. Each of these mortgages is secured by a theatre property located in Chattanooga, Tennessee and Leawood, Kansas, bear interest at a rate of 5.86% per year, and mature on August 1, 2017. These mortgages require monthly principal and interest payments totaling $178 thousand with final principal payments at maturity totaling $21.7 million.

On September 19, 2007, we obtained a non-recourse mortgage loan of $26.2 million. This mortgage is secured by a theatre property located in Houston, Texas. The mortgage loan bears interest at 6.57%, matures on October 1, 2012, and requires monthly principal and interest payments of $196 thousand with a final principal payment at maturity of $22.7 million.

On September 24, 2007, we obtained a non-recourse mortgage loan of $22.2 million. This mortgage is secured by a theatre property located in Dallas, Texas. The mortgage loan bears interest at 6.73%, matures on October 1, 2012, and requires monthly principal and interest payments of $169 thousand with a final principal payment at maturity of $19.3 million.

On October 3, 2007, we obtained a non-recourse mortgage loan of $27.0 million. This mortgage is secured by a theatre property located in Chicago, Illinois. The mortgage loan bears interest at 6.63%, matures on November 1, 2012, and requires monthly principal and interest payments of $203 thousand with a final principal payment at maturity of $23.4 million.

On October 26, 2007, we obtained a term loan of $120 million. This loan is secured by a borrowing base that currently contains primarily non-theatre assets and is recourse to us. This loan bears interest at LIBOR plus 175 basis points and has a four year term expiring in 2011 with a one year extension available at our option. Interest is payable monthly and principal payments of $300 thousand are required quarterly with a final principal payment at maturity of $115.2 million. On November 26, 2007, we entered into two interest rate swap agreements to fix the interest rate at 5.81% on $114.0 million of the outstanding term loan through October 26, 2012.

On October 31, 2007, we obtained a bond payable of $10.6 million. This bond is secured by a theatre property located in Slidell, Louisiana. The bond bears interest at a variable rate which is reset on a weekly basis and was 3.43% at December 31, 2007. It matures on October 1, 2037 and requires monthly interest only payments with the entire principal due at maturity.

On January 11, 2008, we obtained a non-recourse mortgage loan of $17.5 million. This mortgage is secured by a theatre property located in Garland, Texas. The mortgage loan bears interest at 6.19%, matures on February 1, 2018, and requires monthly principal and interest payments of $127 thousand with a final principal payment at maturity of $11.6 million.

The net proceeds from all of the above loans were used to pay down our unsecured revolving credit facility or were invested in interest bearing money market accounts consistent with the Company's qualification as a REIT under the Internal Revenue Code.

*Credit Facility*
On April 18, 2007 we amended our $235.0 million unsecured revolving credit facility. The amendment allows additional assets, subject to certain limitations, to be included in our borrowing base, and provides a more favorable valuation of our megaplex theatres and entertainment related retail assets in the calculation of the borrowing base and the leverage ratio. Additionally, the amendment relaxes the covenants that limit our investment in certain types of assets, raises our capacity to issue letters of credit and provides us with the flexibility to incur other unsecured recourse indebtedness, subject to certain limitations, beyond the unsecured revolving credit facility. The size, term and pricing of the unsecured revolving credit facility were not impacted by the amendment.

*Issuance of Series D Preferred Shares*
On May 25, 2007, we issued 4.6 million 7.375% Series D preferred shares in a registered public offering for net proceeds of approximately $111.1 million, after expenses. We pay cumulative dividends on the Series D preferred shares from the date of original issuance in the amount of $1.844 per share each year, which is equivalent to 7.375% of the $25 liquidation preference per share. Dividends on the Series D preferred shares are payable quarterly in arrears, and were first payable on July 16, 2007 with a pro-rated quarterly payment of $0.1844 per share. We may not

redeem the Series D preferred shares before May 25, 2012, except in limited circumstances to preserve our REIT status. On or after May 25, 2012, we may, at our option, redeem the Series D preferred shares in whole at any time or in part from time to time, by paying $25 per share, plus any accrued and unpaid dividends up to and including the date of redemption. The Series D preferred shares generally have no stated maturity, will not be subject to any sinking fund or mandatory redemption, and are not convertible into any of our other securities. Owners of the Series D preferred shares generally have no voting rights, except under certain dividend defaults. The net proceeds from this offering were used to redeem our 9.50% Series A preferred shares and to pay down our unsecured revolving credit facility.

*Redemption of Series A Preferred Shares*
On May 29, 2007, we completed the redemption of all 2.3 million of our outstanding 9.50% Series A preferred shares. The shares were redeemed at a redemption price of $25.39 per share. This price is the sum of the $25.00 per share liquidation preference and a quarterly dividend per share of $0.59375 prorated through the redemption date. In conjunction with the redemption, we recognized both a non-cash charge representing the original issuance costs that were paid in 2002 and also other redemption related expenses. The aggregate reduction to net income available to common shareholders was approximately $2.1 million ($0.08 per fully diluted common share) for the year ended December 31, 2007.

*Issuance of Common Shares*
On October 15, 2007, we completed a public offering of 1,400,000 common shares at $54.00 per share. Total net proceeds after expenses were approximately $73.9 million and were used to pay down our unsecured revolving credit facility.

*Investments*
On March 13, 2007, we entered into a secured first mortgage loan agreement for $93.0 million with a maturity date of March 12, 2008, which was subsequently amended to $175.0 million with a maturity date of September 30, 2012, with SVV I, LLC for the development of a water-park anchored entertainment village. The secured property is approximately 368 acres of development land located in Kansas City, Kansas. The carrying value of this mortgage note receivable at December 31, 2007 was $95.7 million, including related accrued interest receivable of $671 thousand. This loan is guaranteed by the Schlitterbahn New Braunfels Group (Bad-Schloss, Inc., Waterpark Management, Inc., Golden Seal Investments, Inc., Liberty Partnership, Ltd., Henry Condo I, Ltd., and Henry-Walnut, Ltd.). Monthly interest payments are made to us and the unpaid principal balance bears interest at LIBOR plus 3.5%.

On April 4, 2007, we entered into two secured first mortgage loan agreements totaling $73.5 million with Peak. We advanced $56.6 million during the year ended December 31, 2007 under these agreements. The loans are secured by two ski resorts located in Vermont and New Hampshire. Mount Snow is approximately 2,378 acres and is located in both West Dover and Wilmington, Vermont. Mount Attitash is approximately 1,250 acres and is located in Bartlett, New Hampshire. The carrying value of these mortgage notes at December 31, 2007 was $56.6 million with no related accrued interest receivable. The loans have a maturity date of April 3, 2027 and the unpaid principal balance initially bears interest at 10%. These notes currently require Peak to fund debt service reserves that must maintain a minimum balance of four months of debt service payments. Monthly interest payments are transferred to the Company from these debt service reserves. Annually, this interest rate increases based on a formula dependent in part on increases in the CPI.

Additionally, on April 4, 2007, we entered into a third secured first mortgage loan agreement for $25.0 million with Peak for further development of Mount Snow. The loan is secured by approximately 696 acres of development land. We advanced the full amount of the loan during April of 2007. The carrying value of this mortgage note receivable at December 31, 2007 was $26.9 million, including related accrued interest receivable of $1.9 million. The loan has a maturity date of April 2, 2010 at which time the unpaid principal balance and all accrued interest is due. The unpaid principal balance bears interest at 10%.

On April 30, 2007, we purchased a 35 acre vineyard and winery facility in Hopland, California, and simultaneously leased this property to Rb Wine Associates, LLC. The acquisition price for the property was approximately $5.9 million and it is leased under a long-term triple-net lease. Subsequent to the initial acquisition, we have invested an additional $6.3 million in this project through December 31, 2007.

On May 8, 2007, we acquired 66.67% of the voting interests in White Plains Retail, LLC and White Plains Recreational, LLC, the entities which own the 390,000 square foot entertainment retail center known as City Center at White Plains, located in White Plains, New York. The project had existing debt of $119.7 million, and we invested cash of $31.3 million to complete the transaction. For additional description of this transaction and its FIN 46R implications, see Note 6 to the consolidated financial statements in this Form 10-K.

On August 1, 2007, we purchased a 60 acre vineyard and winery facility in Paso Robles, California, and simultaneously leased this property to Sapphire Wines, LLC. The acquisition price for the property was approximately $21.0 million and it is leased under a long-term triple-net lease. Additionally, on August 1, 2007, we entered into a loan agreement for $5.0 million with Sapphire Wines, LLC. The loan has a maturity date of April 1, 2008 at which time the unpaid principal balance is due. The unpaid principal balance bears interest at 9% and is payable monthly.

On August 14, 2007, we purchased three vineyards and winery facilities. The total purchase price consisted of approximately 225 acres of land and 72 thousand square feet of winery facilities located in Pope Valley, Lockeford, and Clements, California. The properties were simultaneously leased to CE2V Winery, LLC, Lockeford Winery, LLC, Crystal Valley Cellars, LLC and Cosentino Winery LLC. The acquisition price for the property was approximately $20.5 million and it is leased under a long-term triple-net lease.

On October 30, 2007, we entered into a secured first mortgage loan agreement for $31.0 million with Peak. The loan is secured by seven ski resorts located in Missouri, Indiana, Ohio and Pennsylvania with a total of approximately 1,431 acres. The loan has a maturity date of October 30, 2027 and initially bears interest at 9.25%. These notes currently require Peak to fund debt service reserves that must maintain a minimum balance of four months of debt service payments. Monthly interest payments are transferred to the Company from these debt service reserves. Annually, this interest rate increases based on a formula dependent in part on increases in the CPI.

On October 30, 2007, we acquired a 50% ownership interest in JERIT CS Fund I (CS Fund I), a Delaware limited liability company, in exchange for $39.5 million. CS Fund I currently owns 12 charter public school properties located in Nevada, Arizona, Ohio, Georgia, Missouri, Michigan, Florida and Washington D.C. and leases them under a long-term triple net master lease. Imagine Schools, Inc. operates the charter public schools and guarantees the lease payments. Imagine

Schools, Inc. is also required to maintain irrevocable letters of credit totaling approximately $12.1 million until June 30, 2010 and thereafter until certain criteria are met as additional security for rental payments to CS Fund I. Our partner in CS Fund I is JERIT CS Fund I Member, and it will serve as the managing member. JERIT CS Fund I Member is a wholly-owned subsidiary of JER Investors Trust Inc., a publicly traded real estate investment trust. Cash distributions will be made to the partners of CS Fund I based on their respective ownership interests. At December 31, 2007, CS Fund I had no significant liabilities.

On December 28, 2007, we entered into a secured first mortgage loan agreement for $27.0 million with Prairie Creek Properties, LLC for the development of an approximately 9,000 seat amphitheatre in Hoffman Estates, Illinois. We advanced $3.5 million during December of 2007 under this agreement. The secured property is approximately 10 acres of development land located in Hoffman Estates, Illinois. The carrying value of this mortgage note receivable at December 31, 2007, was $3.5 million, including related accrued interest receivable of $3 thousand. This loan is guaranteed by the individuals who own equity interests in Prairie Creek Properties, LLC and has a maturity date that will be 20 years subsequent to the completion of the project. We anticipate the maturity date will be approximately June 1, 2029. The unpaid principal balance bears interest at LIBOR plus 3.5%. Prairie Creek Properties, LLC is a VIE but it was determined we are not the primary beneficiary of this VIE. Our maximum exposure to loss associated with Prairie Creek Properties, LLC is limited to our outstanding mortgage note and related accrued interest receivable.

During the year ended December 31, 2007, we invested an additional $19.7 million Canadian ($19.6 million U.S.) in the mortgage note receivable from Metropolis Limited Partnership (the Partnership) related to the construction of Toronto Life Square, a 13 level entertainment retail center in downtown Toronto. Consistent with the previous advances on this project, each advance has a five year stated term and bears interest at 15%. A bank has agreed to increase its commitment to provide the Partnership first mortgage construction financing from $106 million up to $122 million Canadian, and it is anticipated that the project will be completed in 2008 at a total cost of approximately $315 million Canadian.

Additionally, during the year ended December 31, 2007, we posted additional irrevocable stand-by letters of credit related to the Toronto Life Square project. As of December 31, 2007, the letters of credit related to this project totaled $13.2 million, of which at least $5 million is expected to be drawn upon and added to our mortgage note receivable by May 31, 2008. The remaining letters of credit are expected to be cancelled or drawn upon during 2008 in conjunction with the completion and permanent financing of the Toronto Life Square project. Interest accrues on these outstanding letters of credit at a rate of 12% (15% if drawn upon). We also received an origination fee of $250 thousand Canadian ($237 thousand U.S.) in connection with this financing activity, and the fee is being amortized over the remaining term of the loan.

During the year ended December 31, 2007, we completed development of three megaplex theatre properties. The Stadium 14 Cinema in Kalispell, Montana is operated by Signature Theatres and was completed for a total development cost (including land and building) of approximately $9.8 million. The Grand 16 Theatre at Pier Park located in Panama City, Florida is operated by Southern Theatres and was completed for a total development cost (including land and building) of approximately $17.6 million. The Four Seasons Station 18 located in Greensboro, North Carolina is operated by Southern Theatres and was completed for a total development cost of approximately $12.6 million. These theatres are leased under long-term triple-net leases.

*Sale of Property*
On June 7, 2007, we sold a parcel of land, including two leased properties, adjacent to our megaplex theatre in Pompano, Florida and the related development rights to a developer group for $7.7 million. Accordingly, we recognized a gain on sale of real estate of $3.2 million and recognized development fees of $0.7 million during the year ended December 31, 2007. For further detail on this disposition, see Note 18 to the consolidated financial statements in this Annual Report on Form 10-K.

*Derivative Instruments*
As further discussed in Note 10 to the consolidated financial statements in this Annual Report on Form 10-K, on June 1, 2007, we entered into a cross currency swap and a new forward contract. The cross currency swap has a notional amount of $76.0 million Canadian dollars (CAD) and $71.5 million U.S. The net effect of this swap is to lock in an exchange rate of $1.05 CAD per U.S. dollar on approximately $13 million of annual CAD denominated cash flows. The new forward contract has a notional amount of $100 million CAD and a February 2014 settlement date. The exchange rate of this forward contract is approximately $1.04 CAD per U.S. dollar.

Additionally, on November 26, 2007, we entered into two interest rate swap agreements to fix the interest rate on $114.0 million of the outstanding term loan. These agreements each have a notional amount of $57.0 million, a termination date of October 26, 2012 and a fixed rate of 5.81%.

**Results of Operations**

***Year ended December 31, 2007 compared to year ended December 31, 2006***

Rental revenue was $185.9 million for the year ended December 31, 2007 compared to $167.3 million for the year ended December 31, 2006. The $18.6 million increase resulted primarily from the acquisitions and developments completed in 2006 and 2007 and base rent increases on existing properties, partially offset by the recognition of a lease termination fee of $4.0 million from our theatre in Hialeah, Florida during the year ended December 31, 2006. Percentage rents of $2.1 million and $1.6 million were recognized during the year ended December 31, 2007 and 2006, respectively. Straight-line rents of $4.5 million and $3.9 million were recognized during the year ended December 31, 2007 and 2006, respectively.

Tenant reimbursements totaled $18.5 million for the year ended December 31, 2007 compared to $14.5 million for the year ended December 31, 2006. These tenant reimbursements arise from the operations of our retail centers. Of the $4.0 million increase, $3.1 million is due to our May 8, 2007 acquisition of a 66.67% interest in the joint ventures that own an entertainment retail center in White Plains, New York. The remaining increase is due to increases in tenant reimbursements, primarily driven by the expansion and leasing of the gross leasable area at our retail centers in Ontario, Canada.

Other income was $2.4 million for the year ended December 31, 2007 compared to $3.3 million for the year ended December 31, 2006. The decrease of $0.9 million is primarily due to a decrease in revenues from a restaurant in Southfield, Michigan opened in September 2005 and previously operated through a wholly-owned taxable REIT subsidiary. The restaurant in Southfield, Michigan was closed during the third quarter of 2006 and the space was leased to an unrelated restaurant tenant.

Mortgage and other financing income for the year ended December 31, 2007 was $28.8 million compared to $11.0 million for the year ended December 31, 2006. The $17.8 million increase relates to the increased real estate lending activities during 2007 compared to 2006.

Our property operating expense totaled $23.1 million for the year ended December 31, 2007 compared to $18.8 million for the year ended December 31, 2006. These property operating expenses arise from the operations of our retail centers. The increase of $4.3 million is primarily due to $3.2 million in property operating expense related to our May 8, 2007 acquisition of a 66.67% interest in the joint ventures that own an entertainment retail center in White Plains, New York. Additionally, bad debt expense increased by $0.4 million during 2007 and the property operating expenses at our Ontario, Canada retail centers increased by $0.6 million during 2007 primarily due to increases in property taxes.

Other expense totaled $4.2 million for the year ended December 31, 2007 compared to $3.5 million for the year ended December 31, 2006. The $0.7 million increase is due primarily to $1.7 million in expense recognized upon settlement of foreign currency forward contracts during the year ended December 31, 2007. Partially offsetting this increase is a decrease in expenses from a restaurant in Southfield, Michigan opened in September 2005 and previously operated through a wholly-owned taxable REIT subsidiary. The restaurant in Southfield, Michigan was closed during the third quarter of 2006 and the space was leased to an unrelated restaurant tenant.

Our general and administrative expense totaled $13.0 million for the year ended December 31, 2007 compared to $12.5 million for the year ended December 31, 2006. The increase of $0.5 million is due to increases in costs that primarily resulted from payroll and related expenses attributable to increases in base and incentive compensation, additional employees and amortization resulting from grants of nonvested shares to management, as well as increases in franchise taxes and professional fees. Partially offsetting this increase is $1.7 million in expense during the year ended December 31, 2006 related to nonvested share awards from prior years. Additionally, during the year ended December 31, 2006, we recognized expense of $1.4 million related to the retirement of one of our executives.

Costs associated with loan refinancing for the year ended December 31, 2006 were $0.7 million. These costs related to the amendment and restatement of our revolving credit facility and consisted of the write-off of $0.7 million of certain unamortized financing costs. No such costs were incurred during the year ended December 31, 2007.

Our net interest expense increased by $11.6 million to $60.5 million for the year ended December 31, 2007 from $48.9 million for the year ended December 31, 2006. Approximately $4.4 million of the increase resulted from the acquisition of a 66.67% interest in the joint ventures that own an entertainment retail center in White Plains, New York that had outstanding mortgage debt of $119.7 million as of the May 8, 2007 acquisition date. The remainder of the increase resulted from increases in long-term debt used to finance our real estate acquisitions and fund our new mortgage notes receivable.

Depreciation and amortization expense totaled $37.4 million for the year ended December 31, 2007 compared to $31.0 million for the year ended December 31, 2006. The $6.4 million increase resulted primarily from real estate acquisitions completed in 2006 and 2007.

Equity in income from joint ventures totaled $1.6 million for the year ended December 31, 2007 compared to $0.8 million for the year ended December 31, 2006. The $0.8 million increase resulted from the Company's investment in a 50% ownership interest of CS Fund I on October 30, 2007.

Minority interest totaled $1.4 million for the year ended December 31, 2007 and resulted from the consolidation of a VIE in which our only variable interest is debt and the VIE has sufficient equity to cover its cumulative net losses incurred subsequent to our loan transaction. There was no such minority interest for the year ended December 31, 2006.

Income from discontinued operations totaled $0.8 million for the year ended December 31, 2007 compared to $0.5 million for the year ended December 31, 2006. The $0.3 million increase is due to the recognition of $0.7 million in development fees in 2007 related to a parcel adjacent to our megaplex theatre in Pompano, Florida. The development rights, along with two income-producing tenancies, were sold to a developer group in June of 2007. This increase was partially offset by a $0.4 million gain for the year ended December 31, 2006 resulting from an insurance claim. As a result of the hurricane events of October 2005, one non triple-net retail property in Pompano Beach, Florida suffered significant damage to its roof. The insurance company reimbursed us for the replacement of the roof less our deductible in January 2006.

The gain on sale of real estate from discontinued operations of $3.2 million for the year ended December 31, 2007 was due to the sale of a parcel that included two leased properties adjacent to our megaplex theatre in Pompano, Florida. There was no gain on sale of real estate from discontinued operations recognized for the year ended December 31, 2006.

Preferred dividend requirements for the year ended December 31, 2007 were $21.3 million compared to $11.9 million for the same period in 2006. The $9.4 million increase is due to the issuance of 5.4 million Series C preferred shares in December of 2006 and 4.6 million Series D preferred shares in May of 2007, partially offset by the redemption of 2.3 million Series A preferred shares in May of 2007.

The Series A preferred share redemption costs of $2.1 million for the year ended December 31, 2007 was due to the redemption of the Series A preferred shares on May 29, 2007 and primarily consists of a noncash charge for the excess of the redemption value over the carrying value of these shares. There was no such expense incurred during the year ended December 31, 2006.

***Year ended December 31, 2006 compared to year ended December 31, 2005***

Rental revenue was $167.3 million for the year ended December 31, 2006, compared to $145.0 million for the year ended December 31, 2005. The $22.3 million increase resulted primarily from the property acquisitions and developments completed in 2005 and 2006, base rent increases on existing properties and the recognition of a lease termination fee of $4.0 million related to the termination of our lease with the previous tenant of our theatre in Hialeah, Florida. This property has been leased to a new tenant. No termination fees were recognized during the year ended December 31, 2005. Percentage rents of $1.6 million and $1.8 million were recognized during 2006 and 2005, respectively. Straight-line rents of $3.9 and $2.2 million were recognized during 2006 and 2005, respectively. As of December 31, 2006 and 2005, the receivable for straight-line rents was $16.4 million and $4.7 million, respectively. As further described in Note 19 to the consolidated financial statements in this Annual Report on Form 10-K, the Company adopted Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108") effective January 1, 2006. The adjustments made in conjunction with our implementation of SAB 108 resulted in an increase of approximately $1.4 million in straight-line rental revenues for the year ended December 31, 2006 and an increase in the net receivable for straight-line rents of $9.0 million at December 31, 2006.

Tenant reimbursements totaled $14.5 million for the year ended December 31, 2006 compared to $12.5 million for the year ended December 31, 2005. These tenant reimbursements arise from the operations of our retail centers. The $2.0 million increase is due to a $0.7 million increase at our retail center in Burbank, California which was acquired on March 31, 2005, and the remainder of the increase is due to increases in tenant reimbursement rates primarily at our retail centers in Ontario, Canada, which resulted in an increase in tenant reimbursements of $1.1 million.

Other income was $3.3 million for the year ended December 31, 2006 compared to $3.5 million for the year ended December 31, 2005. The decrease of $0.2 million is due to the following:

- An increase of $0.5 million in revenues from a restaurant in Southfield, Michigan opened in September 2005 and previously operated through a wholly-owned taxable REIT subsidiary. The restaurant in Southfield, Michigan was closed during the third quarter of 2006 and the space was leased to an unrelated restaurant tenant.
- A decrease of $0.1 million in revenues from our family bowling center in Westminster, Colorado which is operated through a wholly-owned taxable REIT subsidiary.
- Development fees of $0.6 million were received in the year ended December 31, 2005 and no development fees were received in the year ended December 31, 2006.

Mortgage and other financing income for the year ended December 31, 2006 was $11.0 million compared to $4.9 million for the year ended December 31, 2005. The $6.1 million increase relates to the increased real estate lending activities during 2006 compared to 2005.

Our property operating expense totaled $18.8 million for the year ended December 31, 2006 compared to $16.1 million for the year ended December 31, 2005. These property operating expenses arise from the operations of our retail centers. The $2.7 million increase is due to increases in property taxes, bad debt expense and other property operating expenses at certain of these properties. The property operating expenses at our Burbank, California retail center, which was acquired on March 31, 2005, increased by $1.1 million of which $0.3 million was incurred in the second quarter of 2006 in conjunction with the early termination of a property management agreement covering this center. The property operating expenses at our Ontario, Canada retail centers increased by $1.4 million primarily due to increases in property taxes. Additionally, bad debt expense increased by $0.4 million during 2006.

Other operating expense totaled $3.5 million for the year ended December 31, 2006 compared to $3.0 million for the year ended December 31, 2005. The increase of $0.5 million primarily relates to expenses from a restaurant in Southfield, Michigan opened in September 2005, and previously operated through a wholly-owned taxable REIT subsidiary. The restaurant in Southfield Michigan was closed during the third quarter of 2006 and the space was leased to an unrelated restaurant tenant.

Our general and administrative expense totaled $12.5 million for the year ended December 31, 2006 compared to $7.3 million for the year ended December 31, 2005. This increase primarily resulted from share-based compensation expense, which we account for in accordance with SFAS 123R, *Share Based Payment*. In 2006, we changed how we account for nonvested stock bonus awards issued pursuant to our Annual Incentive Plan. During the year ended December 31, 2006, we expensed $1.7 million of nonvested stock awards that related to bonus awards from prior years. This adjustment was made because the employees who received the awards could have elected to receive cash instead of nonvested shares at the time in which they elected to receive their bonuses in nonvested shares. Additionally, during the year ended December 31, 2006, we recognized an expense of $1.4 million related to the retirement of one of our executives. This amount represented the fair value of the executive's nonvested share options and nonvested shares at his retirement date of June 30, 2006. The remainder of the increase is due primarily to payroll and related expenses attributable to increases in base and incentive compensation, additional employees, certain employee benefits and grants of nonvested shares to management, as well as increases in franchise taxes and professional fees.

Costs associated with loan refinancing for the year ended December 31, 2006 were $0.7 million. These costs related to the amendment and restatement of our revolving credit facility and consisted of the write-off of $0.7 million of certain unamortized financing costs. No such costs were incurred during the year ended December 31, 2005.

Our net interest expense increased by $5.2 million to $48.9 million for the year ended December 31, 2006 from $43.7 million for the year ended December 31, 2005. The increase in net interest expense primarily resulted from increases in long-term debt used to finance real estate acquisitions and increases in the interest rates associated with our borrowings under the unsecured revolving credit facility.

Depreciation and amortization expense totaled $31.0 million for the year ended December 31, 2006 compared to $27.5 million for the year ended December 31, 2005. The $3.5 million increase resulted primarily from the property acquisitions completed in 2005 and 2006.

The gain on sale of land of $0.3 million for the year ended December 31, 2006 was due to the sale of an acre of land that was originally purchased along with one of our megaplex theatres. There was no gain on sale of land recognized for the year ended December 31, 2005.

Preferred dividend requirements for the year ended December 31, 2006 were $11.9 million compared to $11.4 million for the same period in 2005. The $0.5 million increase is due to the issuance of 3.2 million Series B preferred shares in January of 2005 and 5.4 million Series C preferred shares in December of 2006.

**Liquidity and Capital Resources**

Cash and cash equivalents were $15.2 million at December 31, 2007. In addition, we had restricted cash of $12.8 million at December 31, 2007. Of the restricted cash at December 31, 2007, $4.3 million relates to cash held for our borrower's debt service reserve for mortgage notes receivable and the balance represents deposits required in connection with debt service, payment of real estate taxes and capital improvements.

***Mortgage Debt and Credit Facilities***

As of December 31, 2007, we had total debt outstanding of $1.08 billion. As of December 31, 2007, $1.06 billion of debt outstanding was fixed rate mortgage debt secured by a substantial portion of our rental properties and mortgage notes receivable, with a weighted average interest rate of approximately 6.0%. This $1.06 billion of fixed rate mortgage debt includes $114.0 million of LIBOR based debt that has been converted to fixed rate with two interest rate swaps as further described below. All of our debt is described in Note 8 to the consolidated financial statements in this Annual Report on Form 10-K.

At December 31, 2007, we had no debt outstanding under our $235.0 million unsecured revolving credit facility, with interest at a floating rate. The unsecured revolving credit facility matures in January of 2009 and was recently amended (described in Note 9 to the consolidated financial statements in this Annual Report on Form 10-K). The amount that we are able to borrow on our unsecured revolving credit facility is a function of the values and advance rates, as defined by the credit agreement, assigned to the assets included in the borrowing base less outstanding letters of credit and less other liabilities, excluding our term loan discussed below, that are recourse obligations of the Company. As of December 31, 2007, our total availability under the unsecured revolving credit facility was $104.4 million.

On October 26, 2007, we obtained a term loan of $120 million. This loan is secured by primarily non-theatre assets and is recourse to us. This loan bears interest at LIBOR plus 175 basis points (6.63% at December 31, 2007) and has a four year term expiring in 2011 with a one year extension available at our option. On November 26, 2007, we entered into two interest rate swap agreements to fix the interest rate at 5.81% on $114.0 million of the outstanding term loan through October 26, 2012.

Our principal investing activities are acquiring, developing and financing entertainment, entertainment-related, recreational and specialty properties. These investing activities have generally been financed with mortgage debt and the proceeds from equity offerings. Our unsecured revolving credit facility and our term loan are also used to finance the acquisition or development of properties, and to provide mortgage financing. Continued growth of our rental property and mortgage financing portfolios will depend in part on our continued ability to access funds through additional borrowings and securities offerings.

*Capital Structure and Coverage Ratios*

We believe that our shareholders are best served by a conservative capital structure. Therefore, we seek to maintain a conservative debt level on our balance sheet and solid interest, fixed charge and debt service coverage ratios. We expect to maintain our leverage ratio (i.e. total-long term debt of the Company as a percentage of shareholders' equity plus total liabilities) below 55%. However, the timing and size of our equity offerings may cause us to temporarily operate over this threshold. At December 31, 2007, our leverage ratio was 50%. Our long-term debt as a percentage of our total market capitalization at December 31, 2007 was 40%. We do not manage to a ratio based on total market capitalization due to the inherent variability that is driven by changes in the market price of our common shares. We calculate our total market capitalization of $2.7 billion by aggregating the following at December 31, 2007:

- Common shares outstanding of 28,084,609 multiplied by the last reported sales price of our common shares on the NYSE of $47.00 per share, or $1.3 billion;
- Aggregate liquidation value of our Series B preferred shares of $80 million;
- Aggregate liquidation value of our Series C preferred shares of $135 million;
- Aggregate liquidation value of our Series D preferred shares of $115 million; and
- Total long-term debt of $1.1 billion

Our interest coverage ratio for the years ended December 31, 2007, 2006 and 2005 was 3.2 times, 3.3 times, and 3.2 times, respectively. Interest coverage is calculated as the interest coverage amount (as calculated in the following table) divided by interest expense, gross (as calculated in the following table). We consider the interest coverage ratio to be an appropriate supplemental measure of a company's ability to meet its interest expense obligations. Our calculation of the interest coverage ratio may be different from the calculation used by other companies, and therefore, comparability may be limited. This information should not be considered as an alternative to any Generally Accepted Accounting Principles (GAAP) liquidity measures. The following table shows the calculation of our interest coverage ratios (dollars in thousands):

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| | | **2007** | **2006** | **2005** |
| Net income | $ | 104,664 | 82,289 | 69,060 |
| Interest expense, gross | | 61,376 | 49,092 | 44,203 |
| Interest cost capitalized | | (494) | (100) | (160) |
| Minority interests | | (1,436) | - | 34 |
| Depreciation and amortization | | 37,422 | 31,021 | 27,473 |
| Share-based compensation expense to management and trustees | | 3,249 | 4,869 | 1,957 |
| Gain on sale of land | | (129) | (345) | - |
| Costs associated with loan refinancing | | - | 673 | - |
| Straight-line rental revenue | | (4,497) | (3,925) | (2,242) |
| Gain on sale of real estate from discontinued operations | | (3,240) | - | - |
| Depreciation and amortization of discontinued operations | | 58 | 134 | 124 |
| Interest coverage amount | $ | 196,973 | 163,708 | 140,449 |
| Interest expense, net | $ | 60,505 | 48,866 | 43,749 |
| Interest income | | 377 | 126 | 294 |
| Interest cost capitalized | | 494 | 100 | 160 |
| Interest expense, gross | $ | 61,376 | 49,092 | 44,203 |
| Interest coverage ratio | | 3.2 | 3.3 | 3.2 |

The interest coverage amount per the above table is a non-GAAP financial measure and should not be considered an alternative to any GAAP liquidity measures. It is most directly comparable to the GAAP liquidity measure, "Net cash provided by operating activities," and is not directly comparable to the GAAP liquidity measures, "Net cash used in investing activities" and "Net cash provided by financing activities." The interest coverage amount can be reconciled to "Net cash provided by operating activities" per the consolidated statements of cash flows included in this Annual Report on Form 10-K as follows (in thousands):

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| | | 2007 | 2006 | 2005 |
| Net cash provided by operating activities | $ | 131,590 | 106,436 | 95,386 |
| Equity in income from joint ventures | | 1,583 | 759 | 728 |
| Distributions from joint ventures | | (1,239) | (874) | (855) |
| Amortization of deferred financing costs | | (2,905) | (2,713) | (3,345) |
| Increase in mortgage notes accrued interest receivable | | 14,921 | 8,861 | 3,508 |
| Increase in accounts receivable | | 4,642 | 5,404 | 1,539 |
| Increase in other assets | | 2,366 | 3,122 | 1,662 |
| Increase in accounts payable and accrued liabilities | | (5,989) | (2,635) | (312) |
| Decrease (increase) in unearned rents | | (4,381) | 281 | 337 |
| Straight-line rental revenue | | (4,497) | (3,925) | (2,242) |
| Interest expense, gross | | 61,376 | 49,092 | 44,203 |
| Interest cost capitalized | | (494) | (100) | (160) |
| Interest coverage amount | $ | 196,973 | 163,708 | 140,449 |

Our fixed charge coverage ratio for the years ended December 31, 2007, 2006 and 2005 was 2.4 times, 2.7 times, and 2.5 times, respectively. The fixed charge coverage ratio is calculated in exactly the same manner as the interest coverage ratio, except that preferred share dividends are also added to the denominator. We consider the fixed charge coverage ratio to be an appropriate supplemental measure of a company's ability to make its interest and preferred share dividend payments. Our calculation of the fixed charge coverage ratio may be different from the calculation used by other companies and, therefore, comparability may be limited. This information should not be considered as an alternative to any GAAP liquidity measures. The following table shows the calculation of our fixed charge coverage ratios (dollars in thousands):

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| | | 2007 | 2006 | 2005 |
| Interest coverage amount | $ | 196,973 | 163,708 | 140,449 |
| Interest expense, gross | | 61,376 | 49,092 | 44,203 |
| Preferred share dividends | | 21,312 | 11,857 | 11,353 |
| Fixed charges | $ | 82,688 | 60,949 | 55,556 |
| Fixed charge coverage ratio | | 2.4 | 2.7 | 2.5 |

Our debt service coverage ratio for the years ended December 31, 2007, 2006 and 2005 was 2.5 times, 2.6 times, and 2.4 times, respectively. The debt service coverage ratio is calculated in exactly the same manner as the interest coverage ratio, except that recurring principal payments are also added to the denominator. We consider the debt service coverage ratio to be an appropriate supplemental measure of a company's ability to make its debt service payments. Our calculation of the debt service coverage ratio may be different from the calculation used by other companies and, therefore, comparability may be limited. This information should not be considered as an alternative to any GAAP liquidity measures. The following table shows the calculation of our debt service coverage ratios (dollars in thousands):

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| | | 2007 | 2006 | 2005 |
| Interest coverage amount | $ | 196,973 | 163,708 | 140,449 |
| Interest expense, gross | | 61,376 | 49,092 | 44,203 |
| Recurring principal payments | | 18,257 | 14,810 | 14,885 |
| Debt service | $ | 79,633 | 63,902 | 59,088 |
| Debt service coverage ratio | | 2.5 | 2.6 | 2.4 |

### *Liquidity Requirements*

Short-term liquidity requirements consist primarily of normal recurring corporate operating expenses, debt service requirements and distributions to shareholders. We meet these requirements primarily through cash provided by operating activities. Net cash provided by operating activities was $131.6 million, $106.4 million and $95.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash used in investing activities was $420.6 million, $162.0 million and $220.8 million for the years ended December 31, 2007, 2006 and 2005, respectively. Net cash provided by financing activities was $294.3 million, $58.6 million and $120.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. We anticipate that our cash on hand, cash from operations, and funds available under our unsecured revolving credit facility will provide adequate liquidity to fund our operations, make interest and principal payments on our debt, and allow distributions to our shareholders and avoid corporate level federal income or excise tax in accordance with REIT Internal Revenue Code requirements.

Long-term liquidity requirements at December 31, 2007 consisted primarily of maturities of long-term debt. Contractual obligations as of December 31, 2007 are as follows (in thousands):

| | | Year ended December 31, | | | | | | |
|---|---|---|---|---|---|---|---|---|
| **Contractual Obligations** | | **2008** | **2009** | **2010** | **2011** | **2012** | **Thereafter** | **Total** |
| Long Term Debt Obligations | $ | 112,456 | 22,756 | 136,825 | 140,095 | 89,865 | 579,267 | 1,081,264 |
| Interest on Long Term Debt Obligations | | 60,420 | 56,020 | 53,799 | 47,025 | 38,984 | 83,649 | 339,897 |
| Operating Lease Obligations | | 317 | 322 | - | - | - | - | 639 |
| Total | $ | 173,193 | 79,098 | 190,624 | 187,120 | 128,849 | 662,916 | 1,421,800 |

We have posted irrevocable stand-by letters of credit related to the Toronto Life Square project as further described in Note 4 to the consolidated financial statements in this Annual Report on Form 10-K. As of December 31, 2007, these letters of credit totaled $13.2 million, of which at least $5 million is expected to be drawn upon and added to our mortgage note receivable by May 31, 2008.

We believe that we will be able to obtain financing in order to repay our debt obligations by refinancing the properties as the debt comes due. However, there can be no assurance that additional financing or capital will be available, or that terms will be acceptable or advantageous to us.

Our primary use of cash after paying operating expenses, debt service and distributions to shareholders is in the acquisition, development and financing of properties. We expect to finance these investments with borrowings under our unsecured revolving credit facility, as well as long-term debt and equity financing alternatives. The availability and terms of any such financing will depend upon market and other conditions. If we borrow the maximum amount available under our unsecured revolving credit facility, there can be no assurance that we will be able to obtain additional investment financing, which would not affect our liquidity, but would affect our ability to grow (See "Risk Factors").

*Off Balance Sheet Arrangements*

We had one theatre project under construction at December 31, 2007. The property has been pre-leased to the prospective tenant under a long-term triple-net lease. The cost of development will be paid by us in periodic draws. The related timing and amount of rental payments to be received by us from the tenant under the lease correspond to the timing and amount of funding by us of the cost of development. This theatre will have 12 screens and the total development cost will be approximately $13.2 million. Through December 31, 2007, we had not yet invested any funds in this project but have commitments to fund the $13.2 million in improvements. We plan to fund development primarily with funds generated by debt financing and/or equity offerings. If we determine that construction is not being completed in accordance with the terms of the development agreement, we can discontinue funding construction draws.

On October 31, 2007, we entered into a guarantee agreement for $22.0 million. This guarantee is for economic development revenue bonds with a total principal amount of $22.0 million, maturing on October 31, 2037. The bonds were issued by Southern Theatres for the purpose of financing the development and construction of three megaplex theatres in Louisiana. We earn an annual fee of 1.75% on the outstanding principal amount of the bonds and the fee is paid by Southern Theatres monthly. We evaluated this guarantee in connection with the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). Based on certain criteria, FIN 45 requires a guarantor to record an asset and a liability for a guarantee at inception. Accordingly, we have recorded $4.0 million as a deferred asset included in accounts receivable and $4.0 million in other liabilities in the accompanying consolidated balance sheet as of December 31, 2007.

We have certain unfunded commitments related to our mortgage note investments that we may be required to fund in the future. We are generally obligated to fund these commitments at the request of the borrower or upon the occurrence of events outside of our direct control. As of

December 31, 2007, we had four mortgage notes receivable with unfunded commitments totaling approximately $99.9 million. If such commitments are funded in the future, interest will be charged at rates consistent with the existing investments.

At December 31, 2007, we had a 20.8%, 21.2% and 50.0% investment interest in three unconsolidated real estate joint ventures, Atlantic-EPR I, Atlantic-EPR II and CS Fund I, respectively, which are accounted for under the equity method of accounting. We do not anticipate any material impact on our liquidity as a result of any commitments that may arise involving those joint ventures.

We recognized income of $491, $464 and $437 (in thousands) from our investment in the Atlantic-EPR I joint venture during 2007, 2006 and 2005, respectively. We recognized income of $301, $295 and $291 (in thousands) from our investment in the Atlantic-EPR II joint venture during 2007, 2006 and 2005, respectively. We also recognized income of $791 (in thousands) from our investment in the CS Fund I joint venture during 2007. Condensed financial information for Atlantic-EPR I, Atlantic-EPR II and CS Fund I joint ventures is included in Note 5 to the consolidated financial statements included in this Annual Report on Form 10-K.

The joint venture agreements for Atlantic-EPR I and Atlantic-EPR II allow our partner, Atlantic of Hamburg, Germany (Atlantic), to exchange up to a maximum of 10% of its ownership interest per year in each of the joint ventures for our common shares or, at our discretion, the cash value of those shares as defined in each of the joint venture agreements. We received notices from Atlantic that effective September 28, 2007 and December 31, 2007 they wanted to exchange a portion of their ownership in Atlantic-EPR I and Atlantic-EPR II. In October of 2007, we paid Atlantic cash of $71 and $137 (in thousands) in exchange for additional ownership of .3% and 1.2% for Atlantic-EPR I and Atlantic-EPR II, respectively. In January of 2008, we paid Atlantic cash of $95 (in thousands) in exchange for additional ownership of .5% for Atlantic-EPR I.

**Funds From Operations (FFO)**

The National Association of Real Estate Investment Trusts (NAREIT) developed FFO as a relative non-GAAP financial measure of performance of an equity REIT in order to recognize that income-producing real estate historically has not depreciated on the basis determined under GAAP. FFO is a widely used measure of the operating performance of real estate companies and is provided here as a supplemental measure to GAAP net income available to common shareholders and earnings per share. FFO, as defined under the revised NAREIT definition and presented by us, is net income available to common shareholders, computed in accordance with GAAP, excluding gains and losses from sales of depreciable operating properties, plus real estate related depreciation and amortization, and after adjustments for unconsolidated partnerships, joint ventures and other affiliates. Adjustments for unconsolidated partnerships, joint ventures and other affiliates are calculated to reflect FFO on the same basis. FFO is a non-GAAP financial measure. FFO does not represent cash flows from operations as defined by GAAP and is not indicative that cash flows are adequate to fund all cash needs and is not to be considered an alternative to net income or any other GAAP measure as a measurement of the results of our operations or our cash flows or liquidity as defined by GAAP. It should also be noted that not all REITs calculate FFO the same way so comparisons with other REITs may not be meaningful.

The additional 1.9 million common shares that would result from the conversion of our Series C convertible preferred shares and the corresponding add-back of the preferred dividends declared on those shares are not included in the calculation of diluted earnings per share for the years ended December 31, 2007 and 2006 because the effect is anti-dilutive. However, because a conversion would be dilutive to FFO per share for the year ended December 31, 2007, these adjustments have been made in the calculation of diluted FFO for that year.

The following table summarizes our FFO, FFO per share and certain other financial information for the years ended December 31, 2007, 2006 and 2005 (in thousands, except per share information):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net income available to common shareholders | $ 81,251 | $ 70,432 | 57,707 |
| Subtract: Gain on sale of real estate from discontinued operations | (3,240) | - | - |
| Subtract: Minority interest | (1,436) | - | - |
| Add: Real estate depreciation and amortization | 36,758 | 30,349 | 27,043 |
| Add: Allocated share of joint venture depreciation | 387 | 244 | 242 |
| FFO available to common shareholders | 113,720 | 101,025 | 84,992 |
| FFO available to common shareholders | $ 113,720 | $ 101,025 | 84,992 |
| Add: Preferred dividends for Series C | 7,763 | - | - |
| Diluted FFO available to common shareholders | 121,483 | 101,025 | 84,992 |
| FFO per common share: | | | |
| Basic | $ 4.26 | 3.86 | 3.40 |
| Diluted | 4.18 | 3.79 | 3.33 |
| Shares used for computation (in thousands): | | | |
| Basic | 26,690 | 26,147 | 25,019 |
| Diluted | 29,069 | 26,627 | 25,504 |
| Weighted average shares outstanding - diluted EPS | 27,171 | 26,627 | 25,504 |
| Effect of dilutive Series C preferred shares | 1,898 | - | - |
| Adjusted weighted average shares outstanding - diluted | 29,069 | 26,627 | 25,504 |
| Other financial information: | | | |
| Straight-lined rental revenue | $ 4,497 | 3,925 | 2,242 |
| Dividends per common share | $ 3.04 | 2.75 | 2.50 |
| FFO payout ratio* | 73% | 73% | 75% |

* FFO payout ratio is calculated by dividing dividends per common share by FFO per diluted common share.

## Impact of Recently Issued Accounting Standards

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS No. 157) which defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. In November 2007, the FASB proposed a one-year deferral of SFAS No. 157's fair value measurement requirements for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company does not expect the adoption of SFAS No. 157 will have a material impact on its financial position or results of operations.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115" (SFAS No. 159). SFAS No. 159 allows measurement at fair value of eligible financial assets and liabilities that are not otherwise measured at fair value. If the fair value option for an eligible item is elected, unrealized gains and losses for that item are to be reported in current earnings at each subsequent reporting date. SFAS No. 159 also establishes presentation and disclosure requirements designed to draw comparison between the different measurement attributes the Company elects for similar types of assets and liabilities. SFAS No. 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt SFAS No. 159 in the first quarter of 2008. The Company does not expect the adoption of SFAS No. 159 will have a material impact on its financial position or results of operations.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, "Noncontrolling Interests in Consolidated Financial Statements, An Amendment of ARB 51" (SFAS No. 160). SFAS No. 160 establishes accounting and reporting standards for noncontrolling interests. It requires that noncontrolling interests, sometimes referred to as minority interests, be reported as a separate component of equity in the consolidated financial statements. Additionally, it requires net income and comprehensive income to be displayed for both controlling and noncontrolling interests. SFAS No. 160 is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. SFAS No. 160 will be applied prospectively to all noncontrolling interests, even those that occurred prior to the effective date. The Company is required to adopt SFAS No. 160 in the first quarter of 2009 and is currently evaluating the impact that SFAS No. 160 will have on its financial statements.

Additionally, in December 2007, FASB Statement of Financial Accounting Standards No. 141, "Business Combinations" was revised by the FASB Statement No. 141R (SFAS No. 141R). SFAS No. 141R requires most identifiable assets, liabilities, noncontrolling interests and goodwill acquired in a business combination to be recorded at "full fair value" as of the acquisition date. SFAS 141R also establishes disclosure requirements designed to enable the users of the financial statements to assess the effect of a business combination. SFAS No. 141R is effective for financial statements issued for fiscal years beginning on or after December 15, 2008 and earlier adoption is prohibited. SFAS No. 141R will be applied to business combinations occurring after the effective date. The Company is required to adopt SFAS No. 141R in the first quarter of 2009.

**Inflation**

Investments by EPR are financed with a combination of equity and debt. During inflationary periods, which are generally accompanied by rising interest rates, our ability to grow may be adversely affected because the yield on new investments may increase at a slower rate than new borrowing costs.

All of our megaplex theatre leases provide for base and participating rent features. To the extent inflation causes tenant revenues at our properties to increase over baseline amounts, we would participate in those revenue increases through our right to receive annual percentage rent. Our leases and mortgage notes receivable also generally provide for escalation in base rents or interest in the event of increases in the Consumer Price Index, with generally a limit of 2% per annum, or fixed periodic increases.

Our leases are generally triple-net leases requiring the tenants to pay substantially all expenses associated with the operation of the properties, thereby minimizing our exposure to increases in costs and operating expenses resulting from inflation. A portion of our retail and restaurant leases are non-triple-net leases. These retail leases represent approximately 18% of our total real estate square footage. To the extent any of those leases contain fixed expense reimbursement provisions or limitations, we may be subject to increases in costs resulting from inflation that are not fully passed through to tenants.

## Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risks, primarily relating to potential losses due to changes in interest rates. We seek to mitigate the effects of fluctuations in interest rates by matching the term of new investments with new long-term fixed rate borrowings whenever possible. We also have a $235 million unsecured revolving credit facility and a $120 million term loan that both bear interest at floating rates. The $120 million term loan includes $114.0 million of LIBOR based debt that has been converted to a fixed rate with two interest rate swaps as further described below.

We are subject to risks associated with debt financing, including the risk that existing indebtedness may not be refinanced or that the terms of such refinancing may not be as favorable as the terms of current indebtedness. The majority of our borrowings are subject to mortgages or contractual agreements which limit the amount of indebtedness we may incur. Accordingly, if we are unable to raise additional equity or borrow money due to these limitations, our ability to make additional real estate investments may be limited.

The following table presents the principal amounts, weighted average interest rates, and other terms required by year of expected maturity to evaluate the expected cash flows and sensitivity to interest rate changes as of December 31 (including the impact of the two interest rate swap agreements described below):

Expected Maturities (in millions)

| | | 2008 | 2009 | 2010 | 2011 | 2012 | Thereafter | Total | Estimated Fair Value |
|---|---|---|---|---|---|---|---|---|---|
| December 31, 2007: | | | | | | | | | |
| Fixed rate debt | $ | 111.3 | 21.6 | 135.6 | 137.7 | 89.9 | 568.6 | 1,064.7 | 1,068.2 |
| Average interest rate | | 6.7% | 6.1% | 5.7% | 5.9% | 6.5% | 5.7% | 6.0% | - |
| Variable rate debt | $ | 1.2 | 1.2 | 1.2 | 2.4 | - | 10.6 | 16.6 | 16.6 |
| Average interest rate (as of December 31, 2007) | | 6.6% | 6.6% | 6.6% | 6.6% | - | 3.4% | 4.6% | - |

| | | 2007 | 2008 | 2009 | 2010 | 2011 | Thereafter | Total | Estimated Fair Value |
|---|---|---|---|---|---|---|---|---|---|
| December 31, 2006: | | | | | | | | | |
| Fixed rate debt | $ | 16.4 | 106.4 | 16.4 | 17.4 | 18.5 | 475.2 | 650.3 | 655.0 |
| Average interest rate | | 6.1% | 6.7% | 6.1% | 6.1% | 6.1% | 6.0% | 6.1% | - |
| Variable rate debt | $ | - | - | 25.0 | - | - | - | 25.0 | 25.0 |
| Average interest rate (as of December 31, 2006) | | - | - | 6.9% | - | - | - | 6.9% | - |

On November 26, 2007, we entered into two interest rate swap agreements to fix the interest rate on $114.0 million of the outstanding term loan. These agreements each have a notional amount of $57.0 million, a termination date of October 26, 2012 and a fixed rate of 5.81%.

We financed the acquisition of our four Canadian properties with non-recourse fixed rate mortgage loans from a Canadian lender in the original aggregate principal amount of approximately U.S. $97 million. The loans were made and are payable by us in Canadian dollars (CAD), and the rents received from tenants of the properties are payable in CAD. We have also provided a secured mortgage construction loan totaling CAD $75.4 million. The loan and the related interest income is payable to us in CAD.

We have partially mitigated the impact of foreign currency exchange risk on our Canadian properties by matching Canadian dollar debt financing with Canadian dollar rents. To further mitigate our foreign currency risk in future periods on the four Canadian properties, during the second quarter of 2007, we entered into a cross currency swap with a notional value of $76.0 million CAD and $71.5 million U.S. The swap calls for monthly exchanges from January 2008 through February 2014 with us paying CAD based on an annual rate of 17.16% of the notional amount and receiving U.S. dollars based on an annual rate of 17.4% of the notional amount. There is no initial or final exchange of the notional amounts. The net effect of this swap is to lock in an exchange rate of $1.05 CAD per U.S. dollar on approximately $13 million of annual CAD denominated cash flows. These foreign currency derivatives should hedge a significant portion of our expected CAD denominated FFO of these four Canadian properties through February 2014 as their impact on our reported FFO when settled should move in the opposite direction of the exchange rates utilized to translate revenues and expenses of these properties.

In order to also hedge our net investment on the four Canadian properties, we entered into a forward contract with a notional amount of $100 million CAD and a February 2014 settlement date which coincides with the maturity of our underlying mortgage on these four properties. The exchange rate of this forward contract is approximately $1.04 CAD per U.S. dollar. This forward contract should hedge a significant portion of our CAD denominated net investment in these four centers through February 2014 as the impact on accumulated other comprehensive income from marking the derivative to market should move in the opposite direction of the translation adjustment on the net assets of our four Canadian properties.

To further mitigate our foreign currency risk in future periods on the interest income from the CAD denominated mortgage receivable, we have entered into foreign currency forward contracts with monthly settlement dates ranging from January 2008 through March 2008. These contracts have a notional value of $2.2 million CAD and an average exchange rate of $1.13 CAD per U.S. dollar. We have not yet hedged any of our net investment in the CAD denominated mortgage receivable or its expected CAD denominated interest income beyond March 2008 due to the mortgage note's maturity in 2008 and our underlying option to buy a 50% interest in the borrower entity.

See Note 10 to the consolidated financial statements in this Annual Report on Form 10-K for additional information on our derivative financial instruments and hedging activities.

**Item 8. Financial Statements and Supplementary Data**

# Entertainment Properties Trust

**Contents**

## Report of Independent Registered Public Accounting Firm

The Board of Trustees
Entertainment Properties Trust:

We have audited the accompanying consolidated balance sheets of Entertainment Properties Trust (the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we have also audited the accompanying financial statement schedules listed in the Index at Item 15(2). These consolidated financial statements and financial statement schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Entertainment Properties Trust as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedules, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 19 to the consolidated financial statements, the Company changed its method of quantifying errors in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 25, 2008 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

Kansas City, Missouri
February 25, 2008

## ENTERTAINMENT PROPERTIES TRUST
### Consolidated Balance Sheets
### (Dollars in thousands except share data)

| | December 31, 2007 | | December 31, 2006 | |
|---|---|---|---|---|
| **Assets** | | | | |
| Rental properties, net of accumulated depreciation of $177,607 and $141,636 at December 31, 2007 and 2006, respectively | $ | 1,650,312 | $ | 1,395,903 |
| Property under development | | 23,001 | | 19,272 |
| Mortgage notes and related accrued interest receivable | | 325,442 | | 76,093 |
| Investment in joint ventures | | 42,331 | | 2,182 |
| Cash and cash equivalents | | 15,170 | | 9,414 |
| Restricted cash | | 12,789 | | 7,365 |
| Intangible assets, net | | 16,528 | | 9,366 |
| Deferred financing costs, net | | 10,361 | | 10,491 |
| Accounts and notes receivable, net | | 61,193 | | 30,043 |
| Other assets | | 14,506 | | 11,150 |
| Total assets | $ | 2,171,633 | $ | 1,571,279 |
| **Liabilities and Shareholders' Equity** | | | | |
| Liabilities: | | | | |
| Accounts payable and accrued liabilities | $ | 26,598 | $ | 16,480 |
| Common dividends payable | | 21,344 | | 18,204 |
| Preferred dividends payable | | 5,611 | | 3,110 |
| Unearned rents and interest | | 10,782 | | 1,024 |
| Long-term debt | | 1,081,264 | | 675,305 |
| Total liabilities | | 1,145,599 | | 714,123 |
| Minority interests | | 18,141 | | 4,474 |
| Shareholders' equity: | | | | |
| Common Shares, $.01 par value; 50,000,000 shares authorized; and 28,878,285 and 27,153,411 shares issued at December 31, 2007 and 2006, respectively | | 289 | | 272 |
| Preferred Shares, $.01 par value; 25,000,000 shares authorized: | | | | |
| 2,300,000 Series A shares issued at December 31, 2006; liquidation preference of $57,500,000 | | - | | 23 |
| 3,200,000 Series B shares issued at December 31, 2007 and 2006; liquidation preference of $80,000,000 | | 32 | | 32 |
| 5,400,000 Series C convertible shares issued at December 31, 2007 and 2006; liquidation preference of $135,000,000 | | 54 | | 54 |
| 4,600,000 Series D shares issued at December 31, 2007; liquidation preference of $115,000,000 | | 46 | | - |
| Additional paid-in-capital | | 1,023,598 | | 883,639 |
| Treasury shares at cost: 793,676 and 675,487 common shares at December 31, 2007 and 2006, respectively | | (22,889) | | (15,500) |
| Loans to shareholders | | (3,525) | | (3,525) |
| Accumulated other comprehensive income | | 35,994 | | 12,501 |
| Distributions in excess of net income | | (25,706) | | (24,814) |
| Shareholders' equity | | 1,007,893 | | 852,682 |
| Total liabilities and shareholders' equity | $ | 2,171,633 | $ | 1,571,279 |

See accompanying notes to consolidated financial statements.

## ENTERTAINMENT PROPERTIES TRUST
### Consolidated Statements of Income
### (Dollars in thousands except per share data)

| | Year Ended December 31, 2007 | 2006 | 2005 |
|---|---|---|---|
| Rental revenue | $ 185,949 | $ 167,283 | $ 144,950 |
| Tenant reimbursements | 18,511 | 14,468 | 12,508 |
| Other income | 2,402 | 3,274 | 3,517 |
| Mortgage and other financing income | 28,841 | 10,968 | 4,882 |
| Total revenue | 235,703 | 195,993 | 165,857 |
| Property operating expense | 23,102 | 18,785 | 16,101 |
| Other expense | 4,205 | 3,486 | 2,985 |
| General and administrative expense | 12,970 | 12,515 | 7,249 |
| Costs associated with loan refinancing | - | 673 | - |
| Interest expense, net | 60,505 | 48,866 | 43,749 |
| Depreciation and amortization | 37,422 | 31,021 | 27,473 |
| Income before gain on sale of land, equity in income from joint ventures, minority interest and discontinued operations | 97,499 | 80,647 | 68,300 |
| Gain on sale of land | 129 | 345 | - |
| Equity in income from joint ventures | 1,583 | 759 | 728 |
| Minority interests | 1,436 | - | (34) |
| Income from continuing operations | $ 100,647 | $ 81,751 | $ 68,994 |
| Discontinued operations: | | | |
| Income from discontinued operations | 777 | 538 | 66 |
| Gain on sale of real estate | 3,240 | - | - |
| Net income | 104,664 | 82,289 | 69,060 |
| Preferred dividend requirements | (21,312) | (11,857) | (11,353) |
| Series A preferred share redemption costs | (2,101) | - | - |
| Net income available to common shareholders | $ 81,251 | $ 70,432 | $ 57,707 |
| Per share data: | | | |
| Basic earnings per share data: | | | |
| Income from continuing operations available to common shareholders | $ 2.89 | $ 2.67 | $ 2.31 |
| Income from discontinued operations | 0.15 | 0.02 | - |
| Net income available to common shareholders | $ 3.04 | $ 2.69 | $ 2.31 |
| Diluted earnings per share data: | | | |
| Income from continuing operations available to common shareholders | $ 2.84 | $ 2.63 | $ 2.26 |
| Income from discontinued operations | 0.15 | 0.02 | - |
| Net income available to common shareholders | $ 2.99 | $ 2.65 | $ 2.26 |
| Shares used for computation (in thousands): | | | |
| Basic | 26,690 | 26,147 | 25,019 |
| Diluted | 27,171 | 26,627 | 25,504 |
| Dividends per common share | $ 3.04 | $ 2.75 | $ 2.50 |

See accompanying notes to consolidated financial statements.

# ENTERTAINMENT PROPERTIES TRUST
## Consolidated Statements of Changes in Shareholders' Equity
## Years Ended December 31, 2007, 2006 and 2005
(Dollars in thousands)

| | Common Stock | | Preferred Stock | | Additional | Treasury | Loans to | Accumulated other comprehensive | Distributions in excess of | |
|---|---|---|---|---|---|---|---|---|---|---|
| | Shares | Par | Shares | Par | paid-in capital | shares | shareholders | income (loss) | net income | Total |
| Balance at December 31, 2004 | 25,578 | $ 256 | 2,300 | $ 23 | 616,377 | (8,398) | (3,525) | 7,480 | (24,873) | 587,340 |
| Shares issued to Trustees | 4 | — | — | — | 161 | — | — | — | — | 161 |
| Issuance of nonvested shares | 63 | 1 | — | — | (1) | — | — | — | — | — |
| Amortization of nonvested shares | — | — | — | — | 1,705 | — | — | — | — | 1,705 |
| Share option expense | — | — | — | — | 145 | — | — | — | — | 145 |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | 5,922 | — | 5,922 |
| Net income | — | — | — | — | — | — | — | — | 69,060 | 69,060 |
| Purchase of 17,350 common shares for treasury | — | — | — | — | — | (759) | — | — | — | (759) |
| Issuances of common shares | 22 | — | — | — | 880 | — | — | — | — | 880 |
| Issuance of preferred shares, net of costs of $2.7 million | — | — | 3,200 | 32 | 77,229 | — | — | — | — | 77,261 |
| Stock option exercises, net | 215 | 2 | — | — | 4,208 | (5,193) | — | — | — | (983) |
| Dividends to common and preferred shareholders | — | — | — | — | — | — | — | — | (74,311) | (74,311) |
| Balance at December 31, 2005 | 25,882 | $ 259 | 5,500 | $ 55 | 700,704 | (14,350) | (3,525) | 13,402 | (30,124) | 666,421 |
| Shares issued to Trustees | 4 | — | — | — | 161 | — | — | — | — | 161 |
| Issuance of nonvested shares | 83 | 1 | — | — | (1) | — | — | — | — | — |
| Amortization of nonvested shares | — | — | — | — | 3,879 | — | — | — | — | 3,879 |
| Share option expense | — | — | — | — | 829 | — | — | — | — | 829 |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | (973) | — | (973) |
| Unrealized gain on derivatives | — | — | — | — | — | — | — | 72 | — | 72 |
| Net income | — | — | — | — | — | — | — | — | 82,289 | 82,289 |
| Purchase of 21,308 common shares for treasury | — | — | — | — | — | (919) | — | — | — | (919) |
| Issuances of common shares, net of costs of $1.1 million | 1,168 | 12 | — | — | 47,015 | — | — | — | — | 47,027 |
| Issuance of preferred shares, net of costs of $1.6 million | — | — | 5,400 | 54 | 130,746 | — | — | — | — | 130,800 |
| Adoption of SAB 108 | — | — | — | — | — | — | — | — | 7,656 | 7,656 |
| Stock option exercises, net | 16 | — | — | — | 306 | (231) | — | — | — | 75 |
| Dividends to common and preferred shareholders | — | — | — | — | — | — | — | — | (84,635) | (84,635) |
| Balance at December 31, 2006 | 27,153 | $ 272 | 10,900 | $ 109 | $ 883,639 | $ (15,500) | $ (3,525) | $ 12,501 | $ (24,814) | $ 852,682 |
| Shares issued to Trustees | 6 | — | — | — | 354 | — | — | — | — | 354 |
| Issuance of nonvested shares | 129 | 1 | — | — | 1,334 | — | — | — | — | 1,335 |
| Amortization of nonvested shares | — | — | — | — | 2,537 | — | — | — | — | 2,537 |
| Share option expense | — | — | — | — | 422 | — | — | — | — | 422 |
| Foreign currency translation adjustment | — | — | — | — | — | — | — | 30,022 | — | 30,022 |
| Change in unrealized loss on derivatives | — | — | — | — | — | — | — | (6,529) | — | (6,529) |
| Net income | — | — | — | — | — | — | — | — | 104,664 | 104,664 |
| Purchase of 24,740 common shares for treasury | — | — | — | — | — | (1,448) | — | — | — | (1,448) |
| Issuances of common shares, net of costs of $1.7 million | 1,409 | 14 | — | — | 74,437 | — | — | — | — | 74,451 |
| Issuance of preferred shares, net of costs of $3.9 million | — | — | 4,600 | 46 | 111,079 | — | — | — | — | 111,125 |
| Redemption of Series A preferred shares | — | — | (2,300) | (23) | (55,412) | — | — | — | (2,101) | (57,536) |
| Stock option exercises, net | 181 | 2 | — | — | 5,208 | (5,941) | — | — | — | (731) |
| Dividends to common and preferred shareholders | — | — | — | — | — | — | — | — | (103,455) | (103,455) |
| Balance at December 31, 2007 | 28,878 | $ 289 | 13,200 | $ 132 | $ 1,023,598 | $ (22,889) | $ (3,525) | $ 35,994 | $ (25,706) | $ 1,007,893 |

See accompanying notes to consolidated financial statements

## ENTERTAINMENT PROPERTIES TRUST
### Consolidated Statements of Comprehensive Income
### (Dollars in thousands)

| | Year ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Net income | $ 104,664 | $ 82,289 | $ 69,060 |
| Other comprehensive income (loss): | | | |
| Foreign currency translation adjustment | 30,022 | (973) | 5,922 |
| Change in unrealized loss on derivatives | (6,529) | 72 | - |
| Comprehensive income | $ 128,157 | $ 81,388 | $ 74,982 |

See accompanying notes to consolidated financial statements.

## ENTERTAINMENT PROPERTIES TRUST
### Consolidated Statements of Cash Flows
### (Dollars in thousands)

| | Year Ended December 31, 2007 | 2006 | 2005 |
|---|---|---|---|
| Operating activities: | | | |
| Net income | $ 104,664 | $ 82,289 | $ 69,060 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Minority interests | (1,436) | - | 34 |
| Gain on sale of land | (129) | (345) | - |
| Income from discontinued operations | (4,017) | (538) | (66) |
| Costs associated with loan refinancing (non-cash portion) | - | 673 | - |
| Equity in income from joint ventures | (1,583) | (759) | (728) |
| Distributions from joint ventures | 1,239 | 874 | 855 |
| Depreciation and amortization | 37,422 | 31,021 | 27,473 |
| Amortization of deferred financing costs | 2,905 | 2,713 | 3,345 |
| Share-based compensation expense to management and trustees | 3,249 | 4,869 | 1,957 |
| Increase in mortgage notes accrued interest receivable | (14,921) | (8,861) | (3,508) |
| Increase in accounts receivable | (4,642) | (5,404) | (1,539) |
| Increase in other assets | (2,366) | (3,122) | (1,662) |
| Increase in accounts payable and accrued liabilities | 5,989 | 2,635 | 312 |
| Increase (decrease) in unearned rents | 4,381 | (281) | (337) |
| Net operating cash provided by continuing operations | 130,755 | 105,764 | 95,196 |
| Net operating cash provided by discontinued operations | 835 | 672 | 190 |
| Net cash provided by operating activities | 131,590 | 106,436 | 95,386 |
| Investing activities: | | | |
| Acquisition of rental properties and other assets | (77,710) | (89,727) | (157,694) |
| Investment in consolidated joint ventures | (31,291) | - | - |
| Investment in unconsolidated joint ventures | (39,711) | - | - |
| Investment in mortgage notes receivable | (222,558) | (23,697) | (37,525) |
| Investment in promissory notes receivable | (21,310) | (3,500) | - |
| Net proceeds from sale of land | 694 | 591 | 514 |
| Additions to properties under development | (35,770) | (45,693) | (26,064) |
| Net cash used in investing activities of continuing operations | (427,656) | (162,026) | (220,769) |
| Net proceeds from sale of real estate from discontinued operations | 7,008 | - | - |
| Net cash used in investing activities | (420,648) | (162,026) | (220,769) |
| Financing activities: | | | |
| Proceeds from long-term debt facilities | 742,975 | 360,286 | 315,000 |
| Principal payments on long-term debt | (473,989) | (392,942) | (196,709) |
| Deferred financing fees paid | (2,553) | (2,979) | (2,083) |
| Net proceeds from issuance of common shares | 74,451 | 47,027 | 880 |
| Net proceeds from issuance of preferred shares | 111,125 | 130,800 | 77,261 |
| Redemption of preferred shares | (57,536) | - | - |
| Impact of stock option exercises, net | (731) | 75 | (983) |
| Purchase of common shares for treasury | (1,448) | (919) | (759) |
| Distributions paid to minority interests | (140) | (761) | (848) |
| Dividends paid to shareholders | (97,815) | (82,007) | (71,088) |
| Net cash provided by financing activities | 294,339 | 58,580 | 120,671 |
| Effect of exchange rate changes on cash | 475 | (122) | 3 |
| Net increase (decrease) in cash and cash equivalents | 5,756 | 2,868 | (4,709) |
| Cash and cash equivalents at beginning of the year | 9,414 | 6,546 | 11,255 |
| Cash and cash equivalents at end of the year | $ 15,170 | $ 9,414 | $ 6,546 |

Supplemental information continued on next page.

# ENTERTAINMENT PROPERTIES TRUST
## Consolidated Statements of Cash Flows
## (Unaudited)
## (Dollars in thousands)

Continued from previous page.

| | Year ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2007 | | 2006 | | 2005 | |
| Supplemental schedule of non-cash activity: | | | | | | |
| Acquisition of interest in joint venture assets in exchange for assumption of debt and other liabilities at fair value | $ | 136,029 | $ | - | $ | - |
| Transfer of property under development to rental property | $ | 32,595 | $ | 46,104 | $ | 29,752 |
| Issuance of nonvested shares, including nonvested shares issued for payment of bonuses | $ | 8,756 | $ | 3,602 | $ | 2,787 |
| Supplemental disclosure of cash flow information: | | | | | | |
| Cash paid during the year for interest | $ | 56,664 | $ | 46,126 | $ | 40,414 |
| Cash paid (received) during the year for income taxes | $ | 419 | $ | 378 | $ | (321) |

See accompanying notes to consolidated financial statements.

## ENTERTAINMENT PROPERTIES TRUST
## Notes to Consolidated Financial Statements
## December 31, 2007, 2006 and 2005

### 1. Organization

**Description of Business**

Entertainment Properties Trust (the Company) is a Maryland real estate investment trust (REIT) organized on August 29, 1997. The Company develops, owns, leases and finances megaplex theatres, entertainment retail centers (centers generally anchored by an entertainment component such as a megaplex theatre and containing other entertainment-related properties), and destination recreational and specialty properties. The Company's properties are located in the United States and Canada.

### 2. Summary of Significant Accounting Policies

**Principles of Consolidation**

The consolidated financial statements include the accounts of Entertainment Properties Trust and its subsidiaries, all of which are wholly-owned except for those subsidiaries discussed below.

As further explained in Note 6, New Roc Associates, LP (New Roc) is owned 71.4% by the Company. Minority interest expense related to New Roc was $34 thousand for the year ended December 31, 2005. There was no minority interest expense related to New Roc for the years ended December 31, 2007 and 2006. Total minority interest in New Roc included in the accompanying consolidated balance sheets was $4.3 million and $4.5 million at December 31, 2007 and 2006, respectively.

The Company consolidates certain entities if it is deemed to be the primary beneficiary in a variable interest entity ("VIE"), as defined in FIN No. 46(R), "Consolidation of Variable Interest Entities" ("FIN 46R"). The equity method of accounting is applied to entities in which the Company is not the primary beneficiary as defined in FIN46R, or does not have effective control, but can exercise influence over the entity with respect to its operations and major decisions.

As further explained in Note 6, LC White Plains Retail LLC, LC White Plains Recreation LLC and Cappelli Group LLC (together the White Plains entities), as well as Suffolk Retail LLC (Suffolk), are VIEs in which the Company has been deemed to be the primary beneficiary. Accordingly, the financial statements of these VIEs have been consolidated into the Company's financial statements. Total minority interest income related to the White Plains entities was $1.4 million for the year ended December 31, 2007. There was no minority interest income or expense related to the White Plains entities for the years ended December 31, 2006 or 2005, and there was no minority interest income or expense related to Suffolk for the years ended December 31, 2007, 2006 or 2005. Total minority interest in the White Plains entities and Suffolk was $13.8 million and $3.0 thousand as of December 31, 2007, respectively. There was no minority interest in the White Plains entities or Suffolk as of December 31, 2006 or 2005.

**Use of Estimates**

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

**Rental Properties**

Rental properties are carried at cost less accumulated depreciation. Costs incurred for the acquisition and development of the properties are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which generally are estimated to be 40 years for buildings and 3 to 25 years for furniture, fixtures and equipment. Tenant improvements, including allowances, are depreciated over the shorter of the base term of the lease or the estimated useful life. Expenditures for ordinary maintenance and repairs are charged to operations in the period incurred. Significant renovations and improvements which improve or extend the useful life of the asset are capitalized and depreciated over their estimated useful life.

The Company applies Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", for the recognition and measurement of impairment of long-lived assets to be held and used. Management reviews a property for impairment whenever events or changes in circumstances indicate that the carrying value of a property may not be recoverable. The review of recoverability is based on an estimate of undiscounted future cash flows expected to result from its use and eventual disposition. If impairment exists due to the inability to recover the carrying value of the property, an impairment loss is recorded to the extent that the carrying value of the property exceeds its estimated fair value.

**Accounting for Acquisitions**

The Company considers the fair values of both tangible and intangible assets acquired or liabilities assumed when allocating the purchase price of acquisitions (plus any capitalized costs incurred during the acquisition). Tangible assets may include land, building, tenant improvements, furniture, fixtures and equipment. Intangible assets or liabilities may include values assigned to in-place leases (including the separate values that may be assigned to above-market and below-market in-place leases), the value of customer relationships, and any assumed financing that is determined to be above or below market terms.

Most of the Company's rental property acquisitions do not involve in-place leases. In such cases, the cost of the acquisition is allocated to the tangible assets based on recent independent appraisals and management judgment. Because the Company typically executes these leases simultaneously with the purchase of the real estate, no value is ascribed to in-place leases in these transactions.

For rental property acquisitions involving in-place leases, the fair value of the tangible assets is determined by valuing the property as if it were vacant based on management's determination of the relative fair values of the assets. Management determines the "as if vacant" fair value of a property using recent independent appraisals or methods similar to those used by independent appraisers. The aggregate value of intangible assets or liabilities is measured based on the difference between the stated price plus capitalized costs and the property as if vacant.

In determining the fair value of acquired in-place leases, the Company considers many factors. On a lease-by-lease basis, management considers the present value of the difference between the contractual amounts to be paid pursuant to the leases and management's estimate of fair market lease rates. For above market leases, management considers such differences over the remaining non-cancelable lease terms and for below market leases, management considers such differences over the remaining initial lease terms plus any fixed rate renewal periods. The capitalized above-market lease values are amortized as a reduction of rental income over the remaining non-cancelable terms of the respective leases. The capitalized below market lease values are amortized as an increase to rental income over the remaining initial lease terms plus any fixed rate renewal periods. Management considers several factors in determining the discount rate used in the present value calculations, including the credit risks associated with the respective tenants. If debt is assumed in the acquisition, the determination of whether it is above or below market is based upon a comparison of similar financing terms for similar rental properties.

The fair value of acquired in-place leases also includes management's estimate, on a lease-by-lease basis, of the present value of the following amounts: (i) the value associated with avoiding the cost of originating the acquired in-place leases (i.e. the market cost to execute the leases, including leasing commissions, legal and other related costs); (ii) the value associated with lost revenue related to tenant reimbursable operating costs estimated to be incurred during the assumed re-leasing period, (i.e. real estate taxes, insurance and other operating expenses); (iii) the value associated with lost rental revenue from existing leases during the assumed re-leasing period; and (iv) the value associated with avoided tenant improvement costs or other inducements to secure a tenant lease. These values are amortized over the remaining initial lease term of the respective leases.

The Company also determines the value, if any, associated with customer relationships considering factors such as the nature and extent of the Company's existing business relationship with the tenants, growth prospects for developing new business with the tenants and expectation of lease renewals. The value of customer relationship intangibles is amortized over the remaining initial lease terms plus any renewal periods.

Management of the Company reviews the carrying value of intangible assets for impairment on an annual basis. Intangible assets consist of the following at December 31 (in thousands):

| | 2007 | 2006 |
|---|---|---|
| In-place leases, net of accumulated amortization of $5.4 million and $3.0 million, respectively | $15,835 | $8,673 |
| Goodwill | 693 | 693 |
| Total intangible assets, net | $16,528 | $9,366 |

In-place leases, net at December 31, 2007 of approximately $15.8 million, relate to four entertainment retail centers in Ontario, Canada that were purchased on March 1, 2004, one entertainment retail center in Burbank, California that was purchased on March 31, 2005 and one entertainment retail center in White Plains, New York that was purchased on May 8, 2007.

Goodwill at December 31, 2007 and 2006 relates solely to the acquisition of New Roc that was acquired on October 27, 2003. Amortization expense related to in-place leases is computed using the straight-line method and was $1.8 million, $1.1 million and $1.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. The weighted average life for these in-place leases at December 31, 2007 is 8 years.

Future amortization of in-place leases at December 31, 2007 is as follows (in thousands):

| | | Amount |
|---|---|---|
| Year: | | |
| 2008 | $ | 2,247 |
| 2009 | | 2,159 |
| 2010 | | 1,954 |
| 2011 | | 1,954 |
| 2012 | | 1,954 |
| Thereafter | | 5,567 |
| Total | $ | 15,835 |

**Deferred Financing Costs**
Deferred financing costs are amortized over the terms of the related long-term debt obligations or mortgage note receivable as applicable.

**Capitalized Development Costs**
The Company capitalizes certain costs that relate to property under development including interest and internal legal personnel costs.

**Operating Segment**
The Company aggregates the financial information of all its investments into one reportable segment because the investments all have similar economic characteristics and because the Company does not internally report and is not internally organized by investment or transaction type.

**Revenue Recognition**
Rents that are fixed and determinable are recognized on a straight-line basis over the minimum terms of the leases. Base rent escalation on leases that are dependent upon increases in the Consumer Price Index (CPI) is recognized when known. Straight-line rent receivable is included in accounts receivable and was $20.8 million and $16.4 million at December 31, 2007 and 2006, respectively. In addition, most of the Company's tenants are subject to additional rents if gross revenues of the properties exceed certain thresholds defined in the lease agreements (percentage rents). Percentage rents are recognized at the time when specific triggering events occur as provided by the lease agreements. Percentage rents of $2.1 million, $1.6 million and $1.9 million were recognized for the years ended December 31, 2007, 2006 and 2005, respectively. Lease termination fees are recognized when the related leases are canceled and the Company has no obligation to provide services to such former tenants. Termination fees of $4.1 million were recognized for the year ended December 31, 2006.

In accordance with Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" (SAB 108), the Company increased distributions in excess of net income as of January 1, 2006 by $7.7 million, and increased rental revenue and net income for the first three quarters of fiscal 2006 by $1.0 million to reflect an adjustment for the recognition of straight line rent revenues and receivables related to certain leases executed or acquired between 1998 and 2003. See Note 19 for additional information on SAB 108.

**Allowance for Doubtful Accounts**

Accounts receivable is reduced by an allowance for amounts that may become uncollectible in the future. The Company's accounts receivable balance is comprised primarily of rents and operating cost recoveries due from tenants as well as accrued rental rate increases to be received over the life of the existing leases. The Company regularly evaluates the adequacy of its allowance for doubtful accounts. The evaluation primarily consists of reviewing past due account balances and considering such factors as the credit quality of the Company's tenants, historical trends of the tenant and/or other debtor, current economic conditions and changes in customer payment terms. Additionally, with respect to tenants in bankruptcy, the Company estimates the expected recovery through bankruptcy claims and increases the allowance for amounts deemed uncollectible. If the Company's assumptions regarding the collectiblity of accounts receivable prove incorrect, the Company could experience write-offs of the accounts receivable or accrued straight-line rents receivable in excess of its allowance for doubtful accounts. The allowance for doubtful accounts was $1.1 million at December 31, 2007 and 2006.

**Mortgage Notes and Other Notes Receivable**

Mortgage notes and other notes receivable, including related accrued interest receivable, consist of loans originated by the Company and the related accrued and unpaid interest income as of the balance sheet date. Mortgage notes and other notes receivable are initially recorded at the amount advanced to the borrower and the Company defers certain loan origination and commitment fees, net of certain origination costs, and amortizes them over the term of the related loan. The Company evaluates the collectibility of both interest and principal of each of its loans to determine whether it is impaired. A loan is considered to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the existing contractual terms. When a loan is considered to be impaired, the amount of loss is calculated by comparing the recorded investment to the value determined by discounting the expected future cash flows at the loan's effective interest rate or to the value of the underlying collateral if the loan is collateralized. Interest income on performing loans is accrued as earned. Interest income on impaired loans is recognized on a cash basis.

**Income Taxes**

The Company operates in a manner intended to enable it to qualify as a REIT under the Internal Revenue Code (the Code). A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. The Company intends to continue to qualify as a REIT and distribute substantially all of its taxable income to its shareholders.

In 2004, the Company acquired certain real estate operations that are subject to income tax in Canada. Also in 2004, the Company formed certain taxable REIT subsidiaries, as permitted under the Code, through which it conducts certain business activities. The taxable REIT subsidiaries are subject to federal and state income taxes on their net taxable income. Temporary differences between income for financial reporting purposes and taxable income for the Canadian operations and the taxable REIT subsidiaries relate primarily to depreciation, amortization of deferred financing costs and straight line rents. As of December 31, 2007 and 2006, respectively, the Canadian operations and the taxable REIT subsidiaries had deferred tax assets totaling approximately $8.6 million and $6.1 million and deferred tax liabilities totaling approximately $3.5 million and $2.4 million. As there is no assurance that the Canadian operations and the taxable REIT subsidiaries will generate taxable income in the future beyond the reversal of temporary taxable differences, the deferred tax assets have been offset by a valuation allowance such that there is no net deferred tax asset at December 31, 2007 and 2006. Furthermore, the Company qualified as a REIT and distributed the necessary amount of taxable income such that no federal income taxes were due for the years ended December 31, 2007, 2006 and 2005. Accordingly, no provision for income taxes was recorded for any of those years. If the Company fails to qualify as a REIT in any taxable year, it will be subject to federal income taxes at regular corporate rates (including any applicable alternative minimum tax) and may not be able to qualify as a REIT for four subsequent taxable years. Even if the Company qualifies for taxation as a REIT, the Company is subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed taxable income.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes". FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with SFAS 109, "Accounting for Income Taxes", and it prescribes a recognition threshold and measurement attribute criteria for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The Company adopted the provisions of FIN 48 on January 1, 2007. The Company does not have any material unrecognized tax positions, and therefore, the adoption of FIN 48 did not have a material impact on the Company's financial position or results of operations.

The Company's policy is to recognize estimated interest and penalties as general and administrative expense. The Company believes that it has appropriate support for the income tax positions taken on its tax returns and that its accruals for tax liabilities are adequate for all open years (after 2004 for federal and state and after 2002 for Canada) based on an assessment of many factors including past experience and interpretations of tax laws applied to the facts of each matter.

Earnings and profits, which determine the taxability of distributions to shareholders, may differ from that reported for income tax reporting purposes due primarily to differences in the basis of the Company's assets and the estimated useful lives used to compute depreciation.

**Concentrations of Risk**
American Multi-Cinema, Inc. (AMC) is the lessee of a substantial portion (51%) of the megaplex theatre rental properties held by the Company (including joint venture properties) at December 31, 2007 as a result of a series of sale leaseback transactions pertaining to a number of AMC megaplex theatres. A substantial portion of the Company's rental revenues (approximately $95.6 million or 51%, $93.4 million or 56%, and $82.1 million or 57% for the years ended December 31, 2007, 2006 and 2005, respectively) result from the rental payments by AMC under the leases, or its parent, AMC Entertainment, Inc. (AMCE), as the guarantor of AMC's obligations under the leases. AMCE had total assets of $4.1 billion and $4.4 billion, total liabilities of $2.7 billion and $3.2 billion and total stockholder's equity of $1.4 billion and $1.2 billion at March 29, 2007 and March 30, 2006, respectively. AMCE had net earnings of $134.1 million for the fifty-two weeks ended March 29, 2007 and net loss of $190.9 million for the fifty-two weeks ended March 30, 2006. AMCE's net loss from its inception date of July 16, 2004 to March 31, 2005 was $34.8 million. In addition, AMCE had net earnings of $47.9 million for the thirty-nine weeks ended December 27, 2007. AMCE has publicly held debt and accordingly, its filings with the Securities and Exchange Commission are publicly available.

For the years ended December 31, 2007, 2006 and 2005, respectively, approximately $35.8 million, or 15.2%, $32.8 million, or 16.7%, and $28.7 million, or 17.3%, of total revenue was derived from the Company's four entertainment retail centers in Ontario, Canada. For the years ended December 31, 2007, 2006 and 2005, respectively, approximately $48.5 million, or 20.6%, $41.7 million, or 21.3%, and $32.3 million, or 19.5%, of our total revenue was derived from the Company's four entertainment retail centers in Ontario, Canada combined with the mortgage financing interest related to the Company's mortgage note receivable held in Canada. The Company's wholly-owned subsidiaries that hold the Canadian entertainment retail centers, third party debt and mortgage note receivable represent approximately $233.3 million or 23% and $161.0 million or 19% of the Company's net assets as of December 31, 2007 and 2006, respectively.

**Cash Equivalents**
Cash equivalents include bank demand deposits and shares of highly liquid institutional money market mutual funds for which cost approximates market value.

**Restricted Cash**
Restricted cash represents cash held for a borrower's debt service reserve for mortgage notes receivable and also deposits required in connection with debt service, payment of real estate taxes and capital improvements.

**Share-Based Compensation**
Share-based compensation is issued to employees of the Company pursuant to the Annual Incentive Program and the Long-Term Incentive Plan, and to Trustees for their service to the Company. Prior to May 9, 2007, all common shares and options to purchase common shares (share options) were issued under the 1997 Share Incentive Plan. The 2007 Equity Incentive Plan was approved by shareholders at the May 9, 2007 annual meeting and this plan replaces the 1997

Share Incentive Plan. Accordingly, all common shares and options to purchase common shares granted on or after May 9, 2007 are issued under the 2007 Equity Incentive Plan.

The Company accounts for share based compensation under the Financial Accounting Standard (SFAS) No. 123R "Share-Based Payment." In compliance with this standard, the Company has recorded share-based compensation expense for the years ended December 31, 2006 and 2007 related to all options for employees and trustees. Prior to 2006, the Company accounted for share options granted under the 1997 Share Incentive Plan using the fair value recognition provisions of SFAS No. 123 for all awards granted, modified, or settled after January 1, 2003. Share based compensation expense consists of share option expense, amortization of nonvested share grants and shares issued to Trustees for payment of their annual retainers. Share based compensation is included in general and administrative expense in the accompanying consolidated statements of income, and totaled $3.2 million, $4.9 million and $2.0 million for the years ended December 31, 2007, 2006 and 2005, respectively.

***Share Options***

Share options are granted to employees pursuant to the Long-Term Incentive Plan and to Trustees for their service to the Company. The fair value of share options granted is estimated at the date of grant using the Black-Scholes option pricing model and vest either immediately or up to a period of 5 years. Share option expense for all options is recognized on a straight-line basis over the vesting period, except for those unvested options held by a retired executive which were fully expensed as of June 30, 2006.

The expense related to share options included in the determination of net income for the years ended December 31, 2007, 2006 and 2005 was $422 thousand, $829 thousand (including $522 thousand in expense recognized related to unvested share options held by a retired executive at the time of his retirement) and $145 thousand, respectively. The expense related to share options included in the determination of net income for the year ended December 31, 2005 was less than that which would have been recognized if the fair value based method had been applied to all awards (as required in SFAS No. 123R). If the fair value based method had been applied to all outstanding and unvested awards for the year ended December 31, 2005, total share option expense would have been $221 thousand. This difference in expense had no material impact on either reported basic or reported diluted earnings per share for the year ended December 31, 2005.

The following assumptions were used in applying the Black-Scholes option pricing model at the grant dates: risk-free interest rate of 4.8% , 4.8% to 5.0% and 4.0% in 2007, 2006 and 2005, respectively, dividend yield of 5.2% to 5.4%, 5.8% and 6.0 in 2007, 2006 and 2005, respectively, volatility factors in the expected market price of the Company's common shares of 19.5% to 19.8%, 21.1% and 20.7% in 2007, 2006 and 2005, respectively, no expected forfeitures and an expected life of eight years. The Company uses historical data to estimate the expected life of the option and the risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant. Additionally, expected volatility is computed based on the average historical volatility of the Company's publicly traded shares.

*Nonvested Shares*
The Company grants nonvested shares to employees pursuant to both the Annual Incentive Program and the Long-Term Incentive Plan. The Company amortizes the expense related to the nonvested shares awarded to employees under the Long-Term Incentive Plan and the premium awarded under the nonvested share alternative of the Annual Incentive Program on a straight-line basis over the future vesting period (usually three to five years), except for those nonvested shares held by a retired executive which were fully expensed as of June 30, 2006.

Total expense recognized related to all nonvested shares was $2.5 million, $3.9 million and $1.7 million for the years ended December 31, 2007, 2006 and 2005, respectively. The expense of $3.9 million for the year ended December 31, 2006 includes $852 thousand in expense related to nonvested shares held by a retired executive at the time of his retirement, and $1.7 million in expense related to nonvested shares from prior years related to the Annual Incentive Program.

*Shares Issued to Trustees*
The Company issues shares to Trustees for payment of their annual retainers. This expense is amortized by the Company on a straight-line basis over the year of service by the Trustees. Total expense recognized related to shares issued to Trustees was $290 thousand, $161 thousand and $119 thousand for the years ended December 31, 2007, 2006 and 2005, respectively.

**Foreign Currency Translation**
The Company accounts for the operations of its Canadian properties and mortgage note in Canadian dollars. The assets and liabilities related to the Company's Canadian properties and mortgage note are translated into U.S. dollars at current exchange rates; revenues and expenses are translated at average exchange rates. Resulting translation adjustments are recorded as a separate component of comprehensive income.

**Derivatives Instruments**
The Company acquired certain derivative instruments during 2006 and 2007 to reduce exposure to fluctuations in foreign currency exchange rates and variable rate interest rates. The Company has established policies and procedures for risk assessment and the approval, reporting and monitoring of derivative financial instrument activities. These derivatives consist of foreign currency forward contracts, cross currency swaps and interest rate swaps.

The Company measures its derivative instruments at fair value and records them in the Consolidated Balance Sheets as assets or liabilities. The effective portions of changes in fair value of cash flow hedges are reported in Other Comprehensive Income (OCI) and subsequently reclassified into earnings when the hedged item affects earnings. Changes in the fair value of foreign currency hedges that are designated and effective as net investment hedges are included in the cumulative translation component of OCI to the extent they are economically effective and subsequently reclassified to earnings when the hedged investments are sold or otherwise disposed of.

**Reclassifications**

Certain reclassifications have been made to the prior period amounts to conform to the current period presentation.

**3. Rental Properties**

The following table summarizes the carrying amounts of rental properties as of December 31, 2007 and 2006 (in thousands):

| | | 2007 | 2006 |
|---|---|---|---|
| Buildings and improvements | $ | 1,408,934 | 1,189,676 |
| Furniture, fixtures & equipment | | 22,901 | 8,147 |
| Land | | 396,084 | 339,716 |
| | | 1,827,919 | 1,537,539 |
| Accumulated depreciation | | (177,607) | (141,636) |
| Total | $ | 1,650,312 | 1,395,903 |

Depreciation expense on rental properties was $34.8 million, $29.1 million and $25.9 million for the years ended December 31, 2007, 2006 and 2005, respectively.

## 4. Investment in Mortgage Notes

Investment in mortgage notes, including related accrued interest receivable, at December 31, 2007 and 2006 consists of the following (in thousands):

| | | 2007 | 2006 |
|---|---|---|---|
| (1) Mortgage note and related accrued interest receivable, 15.00%, due June 2, 2010 - November 15, 2012 | $ | 103,661 | 59,966 |
| (2) Mortgage note and related accrued interest receivable, 9.39%, due March 10, 2027 | | 8,000 | 8,062 |
| (3) Mortgage note and related accrued interest receivable, LIBOR plus 3.5%, due November 9, 2007 | | — | 8,065 |
| (4) Mortgage note and related accrued interest receivable, LIBOR plus 3.5%, due September 30, 2012 | | 95,718 | — |
| (5) Mortgage notes, 10.00%, due April 3, 2027 | | 56,600 | — |
| (6) Mortgage note and related accrued interest receivable, 10.00%, due April 2, 2010 | | 26,916 | — |
| (7) Mortgage note, 9.25%, due October 30, 2027 | | 31,000 | — |
| (8) Mortgage note and related accrued interest receivable, LIBOR plus 3.5%, due June 1, 2029 | | 3,515 | — |
| (9) Accrued interest receivable related to guarantee | | 32 | — |
| Total | $ | 325,442 | 76,093 |

(1) The Company's mortgage note and related accrued interest receivable is denominated in Canadian dollars (CAD) and during the year ended December 31, 2007, a wholly-owned subsidiary of the Company invested an additional CAD $19.7 million ($19.6 million U.S.) in the mortgage note receivable from Metropolis Limited Partnership (the Partnership) related to the construction of Toronto Life Square, a 13 level entertainment retail center in downtown Toronto. Consistent with the previous advances on this project, each advance has a five year stated term and bears interest at 15%. A bank has agreed to provide the Partnership first mortgage construction financing of up to CAD $122 million, and it is anticipated that the project will be completed in 2008 at a total cost of approximately CAD $315 million.

Additionally, during the year ended December 31, 2007, the Company posted additional irrevocable stand-by letters of credit related to the Toronto Life Square project. As of December 31, 2007, the letters of credit related to this project totaled $13.2 million, of which at least $5 million is expected to be drawn upon and added to the mortgage note receivable by May 31, 2008. The remaining letters of credit are expected to be cancelled or drawn upon during 2008 in conjunction with the completion and permanent financing of the Toronto Life Square project. Interest accrues on these outstanding letters of credit at a rate of 12% (15% if drawn upon).

The loan agreement provides that no principal or interest payments are due prior to May 31, 2008, at which time a 25% principal payment is due along with all accrued interest to date. The loan agreement also provides that the Partnership has an option on May 31, 2008 to either pay off the note in full including all accrued interest, without penalty, or to extend by six months the amount due on May 31, 2008 to November 30, 2008. Also on November 30, 2008, the Partnership again has the option to pay off the note in full including accrued interest, without penalty. The Partnership can also prepay the note (in full only, including all accrued interest) at any time other than May 31, 2008 or November 30, 2008 with prepayment penalties as defined in the agreement.

On the maturity date or any other date that the Partnership elects to prepay the note in full, the Company has the option to purchase a 50% equity interest in the Partnership or alternative joint venture vehicle that is established. The purchase price stipulated in the option is based on estimated fair market value of the entertainment retail center at the time of exercise, defined as the then existing stabilized net operating income capitalized at a pre-determined rate. A subscription agreement governs the terms of the cash flow sharing with the other partners should the Company elect to become an owner.

The Company received origination fees of CAD $250 thousand ($237 thousand U.S.) and CAD $400 thousand ($353 thousand U.S.) for the years ended December 31, 2007 and 2006, respectively, in connection with this mortgage note receivable and the fees are being amortized through May 31, 2008.

(2) On March 10, 2006, a wholly-owned subsidiary of the Company provided a secured mortgage loan of $8.0 million to SNH Development, Inc. The secured property is the Crotched Mountain Ski Resort located in Bennington, New Hampshire. The property serves the Boston and Southern New Hampshire markets and has approximately 308 acres. This loan is guaranteed by Peak Resorts, Inc. (Peak), which operates the property. Monthly interest payments are made to the Company and the unpaid principal balance currently bears interest at 9.39%. These notes currently require Peak to fund debt service reserves that must maintain a minimum balance of four months of debt service payments. Monthly interest payments are transferred to the Company from these debt service reserves. Annually, this interest rate increases based on a formula dependent in part on increases in the CPI.

(3) During the year ended December 31, 2006, a wholly-owned subsidiary of the Company provided a secured construction mortgage loan of $8.0 million to Boardwalk Ventures, LLC, Grand Slidell, LLC and Esplanade Theatres, LLC for the purpose of constructing a megaplex theatre property in Louisiana. The carrying value of this mortgage note receivable at December 31, 2006 was $8.1 million, including related accrued interest receivable of $65 thousand. This loan was paid in full in October of 2007.

(4) On March 13, 2007, a wholly-owned subsidiary of the Company entered into a secured mortgage loan agreement for $93.0 million with a maturity date of March 12, 2008, which was subsequently amended to $175.0 million with a maturity date of September 30, 2012, with SVV I, LLC for the development of a water-park anchored entertainment village. The Company advanced $95.0 million during the year ended December 31, 2007 under this agreement. The

secured property is approximately 368 acres of development land located in Kansas City, Kansas. The carrying value of this mortgage note receivable at December 31, 2007 was $95.7 million, including related accrued interest receivable of $671 thousand. This loan is guaranteed by the Schlitterbahn New Braunfels Group (Bad-Schloss, Inc., Waterpark Management, Inc., Golden Seal Investments, Inc., Liberty Partnership, Ltd., Henry Condo I, Ltd., and Henry-Walnut, Ltd.). Monthly interest payments are made to the Company. SVV I, LLC is a VIE, but it was determined that the Company was not the primary beneficiary of this VIE. The Company's maximum exposure to loss associated with SVVI, LLC is limited to the Company's outstanding mortgage note and related accrued interest receivable.

(5) On April 4, 2007, a wholly-owned subsidiary of the Company entered into two secured first mortgage loan agreements totaling $73.5 million with Peak. The Company advanced $56.6 million during the year ended December 31, 2007 under these agreements. The loans are secured by two ski resorts located in Vermont and New Hampshire. Mount Snow is approximately 2,378 acres and is located in both West Dover and Wilmington, Vermont. Mount Attitash is approximately 1,250 acres and is located in Bartlett, New Hampshire. These notes currently require Peak to fund debt service reserves that must maintain a minimum balance of four months of debt service payments. Monthly interest payments are transferred to the Company from these debt service reserves. Annually, this interest rate increases based on a formula dependent in part on increases in the CPI.

(6) On April 4, 2007, a wholly-owned subsidiary of the Company entered into a secured first mortgage loan agreement for $25.0 million with Peak for the further development of Mount Snow. The loan is secured by approximately 696 acres of development land. The carrying value of this mortgage note receivable at December 31, 2007 was $26.9 million, including related accrued interest receivable of $1.9 million.

(7) On October 30, 2007, a wholly-owned subsidiary of the Company entered into a secured first mortgage loan agreement for $31.0 million with Peak. The loan is secured by seven ski resorts located in Missouri, Indiana, Ohio and Pennsylvania with a total of approximately 1,431 acres. Monthly interest payments are made by the Company and the unpaid principal initially bears interest at 9.25%. These notes currently require Peak to fund debt service reserves that must maintain a minimum balance of four months of debt service payments. Monthly interest payments are transferred to the Company from these debt service reserves. Annually, this interest rate increases based on a formula dependent in part on increases in the CPI.

(8) On December 28, 2007, a wholly-owned subsidiary of the Company entered into a secured first mortgage loan agreement for $27.0 million with Prairie Creek Properties, LLC for the development of an approximately 9,000 seat amphitheatre in Hoffman Estates, Illinois. The Company advanced $3.5 million during December of 2007 under this agreement. The secured property is approximately 10 acres of development land located in Hoffman Estates, Illinois. The carrying value of this mortgage note receivable at December 31, 2007, was $3.5 million, including related accrued interest receivable of $3 thousand. This loan is guaranteed by certain individuals associated with Prairie Creek Properties, LLC and has a maturity date that will be 20 years subsequent to the completion of the project. The Company anticipates the maturity date

will be approximately June 1, 2029. Prairie Creek Properties, LLC is a VIE, but it was determined that the Company was not the primary beneficiary of this VIE. The Company's maximum exposure to loss associated with Prairie Creek Properties, LLC is limited to the Company's outstanding mortgage note and related accrued interest receivable.

(9) On October 31, 2007, a wholly-owned subsidiary of the Company entered into an agreement to guarantee the payment of certain economic development revenue bonds with a total principal amount of $22.0 million, maturing on October 31, 2037 and issued to Southern Theatres for the purpose of financing the development and construction of three megaplex theatres in Louisiana. The Company earns a fee at an annual rate of 1.75% of the principal amount of the bonds, and the fee is payable by Southern Theatres on a monthly basis.

**5. Unconsolidated Real Estate Joint Ventures**

At December 31, 2007, the Company had a 20.8%, 21.2% and 50.0% investment interest in three unconsolidated real estate joint ventures, Atlantic-EPR I, Atlantic-EPR II and CS Fund I, respectively. The Company accounts for its investment in these joint ventures under the equity method of accounting.

The Company recognized income of $491, $464 and $437 (in thousands) from its investment in the Atlantic-EPR I joint venture during 2007, 2006 and 2005, respectively. The Company also received distributions from Atlantic-EPR I of $556, $533 and $511 (in thousands) during 2007, 2006 and 2005, respectively. Condensed financial information for Atlantic-EPR I is as follows as of and for the years ended December 31, 2007, 2006 and 2005 (in thousands):

| | | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| Rental properties, net | $ | 28,501 | 29,245 | 29,889 |
| Cash | | 141 | 141 | 141 |
| Long-term debt | | 15,795 | 16,146 | 16,470 |
| Partners' equity | | 12,844 | 13,134 | 13,452 |
| Rental revenue | | 4,323 | 4,239 | 4,156 |
| Net income | | 2,280 | 2,170 | 2,063 |

The Company recognized income of $301, $295 and $291 (in thousands) from its investment in the Atlantic-EPR II joint venture during 2007, 2006 and 2005, respectively. The Company also received distributions from Atlantic-EPR II of $345, $341 and $344 (in thousands) during 2007, 2006 and 2005, respectively. Condensed financial information for Atlantic-EPR II is as follows as of and for the years ended December 31, 2007, 2006 and 2005 (in thousands):

| | | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| Rental properties, net | $ | 22,419 | 22,880 | 23,341 |
| Cash | | 99 | 68 | 114 |
| Long-term debt | | 13,587 | 13,877 | 14,149 |
| Note payable to EPR | | 117 | 117 | 117 |
| Partners' equity | | 8,613 | 8,789 | 8,984 |
| Rental revenue | | 2,778 | 2,778 | 2,778 |
| Net income | | 1,304 | 1,287 | 1,280 |

The joint venture agreements for Atlantic-EPR I and Atlantic-EPR II allow the Company's partner, Atlantic of Hamburg, Germany (Atlantic), to exchange up to a maximum of 10% of its ownership interest per year in each of the joint ventures for common shares of the Company or, at the discretion of the Company, the cash value of those shares as defined in each of the joint venture agreements. Atlantic gave the Company notice that effective September 28, 2007 and December 31, 2007 they wanted to exchange a portion of their ownership in Atlantic-EPR I and Atlantic-EPR II. In October of 2007, the Company paid Atlantic cash of $71 and $137 (in thousands) in exchange for additional ownership of .3% and 1.2 % for Atlantic-EPR I and Atlantic-EPR II, respectively. In January of 2008, the Company paid Atlantic cash of $95 (in thousands) in exchange for additional ownership of .5% for Atlantic-EPR I. These exchanges did not impact total partners' equity in either Atlantic-EPR I or Atlantic-EPR II.

The Company acquired a 50.0% ownership interest in the CS Fund I joint venture on October 30, 2007 in exchange for $39.5 million. The Company recognized income of $791 (in thousands) from its investment in this joint venture and received distributions from CS Fund I of $338 (in thousands) during 2007. Condensed financial information for CS Fund I is as follows as of December 31, 2007 and for the period from October 30, 2007 to December 31, 2007 (in thousands):

| | | 2007 |
|---|---|---|
| Rental properties, net | $ | 76,252 |
| Straight line rent receivable | | 2,504 |
| Cash | | 646 |
| Long-term debt | | — |
| Partners' equity | | 79,390 |
| Rental revenue | | 1,892 |
| Net income | | 1,582 |

**6. Consolidated Real Estate Joint Ventures**

The Company acquired a 71.4% ownership interest in New Roc Associates, LP (New Roc) on October 27, 2003 in exchange for cash of $25 million. New Roc owns an entertainment retail center encompassing 446 thousand square feet located in New Rochelle, New York. The results of New Roc's operations have been included in the consolidated financial statements since the date of acquisition.

As detailed in the limited partnership agreement, income or loss is allocated as follows: first, to the Company to allow its capital account to equal its cumulative preferred return of 10.142% of its original limited partnership investment, or $2.5 million per year; second, to the Company's partner in New Roc, LRC Industries L.T.D. (LRC), to allow its capital account to equal its cumulative preferred return of 8% of its original limited partnership investment, or $800 thousand per year; third, as necessary to cause the capital account balance of the Company to equal the sum of its cumulative preference amount plus its invested capital; fourth, as necessary to cause the capital account balance of LRC to equal the sum of its cumulative preference amount plus its invested capital; fifth, after giving effect to the above, among the partners as necessary to cause the portion of each partner's capital account balance exceeding such partner's total preference amount to be in proportion to the partners' then respective ownership interests; and sixth, any balance among the partners in proportion to their then respective ownership interests. The Company's consolidated statements of income include net income related to New Roc of $1.5, $1.9 and $2.5 (in millions) for the years ended December 31, 2007, 2006 and 2005, respectively. As described in Note 7, the Company also had a $10 million note receivable from LRC at December 31, 2007 and a $5 million note receivable from LRC at both December 31, 2006 and 2005.

As detailed in the limited partnership agreement, cash flow is distributed as follows: first, to the Company to allow for a preferred return of 10.142% of its original limited partnership investment, or $2.5 million per year, less a prorata share of capital expenditures; second, to LRC to allow for a preferred return of 8% of its original limited partnership investment, or $800 thousand per year, less a prorata share of capital expenditures; third, in proportion to the partners' ownership interests for any undistributed capital expenditures; and fourth, until all current year distributions and the amount of debt service payments equals $8.9 million (the Trigger Level), cash flow shall be distributed 85% to the Company and 15% to LRC. After the Trigger Level has been reached for the applicable fiscal year, cash flow shall be distributed 60% to the Company and 40% to LRC. The Company received distributions from New Roc of $2.5 million, $2.3 million and $2.7 million during 2007, 2006 and 2005, respectively.

At any time after March 8, 2007, LRC has the right to exchange its interest in New Roc for common shares of the Company or the cash value of those shares, at the Company's option, as long as the net operating income (NOI) of New Roc during the preceding 12 months exceeds $8.9 million, and certain other conditions are met. The number of common shares of the Company issuable to LRC would equal 75% of LRC's capital in New Roc (up to 100% if New Roc's NOI is between $8.9 million and $10.0 million), divided by the greater of the Company's book value per share or the average closing price of the Company's common shares. New Roc's NOI was approximately $7.9 million for the year ended December 31, 2007 and LRC's capital in New Roc was approximately $4.0 million.

On May 8, 2007, the Company acquired Class A shares in both LC White Plains Retail LLC and LC White Plains Recreation LLC in exchange for $10.5 million. These two entities (together "the White Plains LLCs") own City Center at White Plains, a 390 thousand square foot entertainment retail center in White Plains, New York that is anchored by a 15 screen megaplex theatre operated by National Amusements. The Class A shares have an initial capital account balance of $10.5 million, a 66.67% voting interest and a 10% preferred return, as further described below.

Cappelli Group, LLC holds the Class B shares in the White Plains LLCs. The Class B shares have an initial capital account balance of $25 million and a 9% preferred return as further described below. City Center Group LLC holds the Class C and Class D shares in the White Plains LLCs. The Class C and Class D shares each have an initial capital account balance of $5 million, the Class C shares have a 33.33% voting interest and preferred returns for each of these classes are further described below.

As detailed in the operating agreements of the White Plains LLCs, cash flow is distributed as follows: first to the Company to allow for a preferred return of 10% on the original capital account of its Class A shares, or $1.05 million, second to Cappelli Group to allow for a preferred return of 9% on the original capital account of its Class B shares, or $2.25 million, third to City Center Group LLC to allow for a preferred return of 10% on the original capital account of its Class C shares, or $0.5 million, fourth to City Center Group LLC to allow for a preferred return of 10% on the original capital account of its Class D shares, or $0.5 million. The operating agreements provide several other priorities of cash flow related to return on and return of subsequent capital contributions that rank below the above four preferred returns. The final priority calls for the remaining cash flow to be distributed 66.67% to the Company's Class A shares and 33.33% to City Center Group LLC's Class C shares. If the cash flow of the White Plains LLCs is not sufficient to pay any of the preferred returns described above, the preferred returns remain undistributed, but are due upon a liquidation or refinancing event. Upon liquidation or refinancing, after all undistributed preferred returns and return of capital accounts are paid, any remaining cash is distributed 66.67% to the Company and 33.33% to City Center Group LLC.

Additionally, the Company loaned $20 million to Cappelli Group, LLC which is secured by the Cappelli Group, LLC's Class B shares of the White Plains LLCs. The note has a stated maturity of May 8, 2027 and bears interest at the rate of 10%. Cappelli Group, LLC is only required to make cash interest payments on the $20 million note payable to the extent that they have received cash distributions on their Class B shares of the White Plains LLCs. The White Plains LLC's are required to pay Cappelli Group, LLC's Class B distributions directly to the Company to the extent there is accrued interest receivable on the $20 million note.

The Cappelli Group, LLC as well as the White Plains LLCs are VIEs and the Company has been determined to be the primary beneficiary of each of these VIEs. As further discussed below, the financial statements of these VIEs have been consolidated into the Company's December 31, 2007 financial statements. The $20 million note between the Company and Cappelli Group, LLC and the related interest income and expense have been eliminated. Cappelli Group's income statement for the year ended December 31, 2007 is presented below (in thousands):

| | |
|---|---|
| Equity in losses of White Plains LLCs | $ 113 |
| Interest expense | 1,322 |
| Net loss | $ 1,435 |

Pursuant to FIN 46R, the Company consolidated Cappelli Group LLC's net loss of $1.4 million and recognized a corresponding amount of minority interest income for the year ended December 31, 2007 since the Company's only variable interest in Cappelli Group LLC is debt and Cappelli Group LLC has sufficient equity to cover its cumulative net loss subsequent to the May 8, 2007 loan transaction with the Company. The Cappelli Group LLC's equity, after the current year loss allocation, is $3.6 million and is reflected as minority interest in the Company's consolidated balance sheet at December 31, 2007.

The Company also consolidated the net loss of the White Plains LLCs of $164 thousand for the year ended December 31, 2007 of which $51 thousand and $113 thousand was allocated to the Company and to Cappelli Group, LLC, respectively, based on relative cash distributions received from the White Plains LLCs. The $113 thousand of net loss allocated to Cappelli Group LLC has been eliminated in consolidation against Cappelli Group LLC's corresponding equity in losses of the White Plains LLCs.

The following table shows the details of the Company's investment and a detail of the net assets recorded in the consolidated balance sheet as of the May 8, 2007 acquisition date:

| | | |
|---|---|---|
| Cash paid for Class A Shares of the White Plains LLCs | $ | 10,475 |
| Cash advanced to Capelli Group, LLC | | 20,000 |
| Other cash acquistion related costs | | 816 |
| Total investment | $ | 31,291 |
| Rental properties | $ | 158,221 |
| In-place leases | | 7,595 |
| Other assets | | 1,504 |
| Mortgage notes payable | | (119,740) |
| Unearned rents | | (1,032) |
| Accounts payable and accrued liabilities | | (14) |
| Minority interest | | (15,243) |
| Total net assets acquired | $ | 31,291 |

As of the May 8, 2007 acquisition date, the White Plains LLCs had real estate assets with a fair value of approximately $166.0 million (per a third party appraisal) which included $7.6 million of in-place leases and $0.5 million of net other assets. Amortization expense related to these in-place leases is computed using the straight-line method and was $660 thousand for the year ended December 31, 2007. The weighted average remaining life of these in-place leases at December 31, 2007 was 10.0 years.

The outstanding mortgage debt on the property at the date of the acquisition totaled $119.7 million and consisted of two mortgage notes payable which approximated their fair values. The mortgage note payable to Union Labor Life Insurance Company had a balance of $114.7 million at the date of the acquisition. This note bears interest at 5.6% and requires monthly principal payments of $42 thousand plus interest through October 2009, and $83 thousand plus interest from November 2009 through the maturity date, with a final principal payment due at maturity on October 7, 2010 of $113.5 million. This note can be extended for an additional two to four years at the option of the borrower upon meeting certain conditions outlined in the loan agreement. The mortgage note payable to Empire State Department Corporation (ESDC) had a balance of $5.0 million at the date of the acquisition. This note bears interest at 5.0%, requires monthly payments of interest only and provides for the conversion from construction loan to a ten year permanent loan upon completion of construction. However, as of December 31, 2007, ESDC had not yet completed such conversion.

During the year ended December 31, 2007, the Company also has provided a $10.0 million revolving line of credit to City Center Group LLC. This note bears interest at 10%, requires monthly interest payments, and matures on May 8, 2017. The note is secured by rights to the economic interest of the Class C and Class D interests in the White Plains LLCs, and is personally guaranteed by the two shareholders of City Center Group LLC. The Company had advanced the entire $10.0 million against this note at December 31, 2007.

As of December 31, 2007, the Company held a 50% ownership interest in Suffolk. Suffolk owns 25 acres of development land and is in process of developing additional retail square footage adjacent to one of the Company's megaplex theatres in Suffolk, Virginia. Additionally, as of December 31, 2007, the Company has loaned $7.2 million to Suffolk including related accrued interest receivable of $574 thousand. The note bears interest at a rate of 10%. Suffolk is a VIE and it was determined that the Company is the primary beneficiary of this VIE. Accordingly, the Company consolidates the financial statements of Suffolk and eliminates the note, related accrued interest receivable and payable, as well as related interest income and expense.

As detailed in the operating agreement of Suffolk, cash flow is first disbursed to the Company to reduce the balance owed on the accrued interest receivable and principal on the loan. Once the interest and principal on the loan are paid in full, available cash is allocated to the partners in accordance with their ownership percentages. Net income of the partnership is also allocated to the partners in accordance with their ownership percentages.

**7. Notes Receivable**

The Company loaned $5 million to its New Roc minority joint venture partner in 2003 in connection with the acquisition of its interest in New Roc. This note is included in accounts and notes receivable, bears interest at 10%, requires monthly interest payments and matures on March 1, 2009. The note is secured by the minority partner's interest in the partnership. In April 2007, the Company loaned an additional $5 million to the minority partner under this same note agreement. Interest income from these loans was $996 thousand for the year ended December 31, 2007 and $500 thousand for each of the years ended December 31, 2006 and 2005.

The Company loaned $10 million to City Center Group, LLC, a minority joint venture partner of the White Plains LLC's. This note is included in accounts and notes receivable, bears interest at 10%, requires monthly interest payments, and matures on May 8, 2017. The note is secured by rights to the economic interest of the Class C and Class D interests in the White Plains LLCs, and is personally guaranteed by two of the shareholders of City Center Group LLC. The Company had advanced the entire $10.0 million against this note at December 31, 2007. Interest income from this loan was $261 thousand for the year ended December 31, 2007.

The Company has a note receivable from Mosaica Education, Inc. of $3.5 million at December 31, 2007. This note is included in accounts and notes receivable, bears interest at 9.23%, requires monthly principal and interest payments of approximately $35 thousand and matures on August 1, 2010. The note is secured by certain pledge agreements and other collateral. The Company also has the right to call the note and 120 days after such notice to the borrower, the note becomes due and payable, including all related accrued interest. Interest income from this loan was $351 thousand and $314 thousand for the years ended December 31, 2007 and December 31, 2006, respectively.

The Company has a note receivable from a tenant, Sapphire Wines, LLC, of $5.0 million at December 31, 2007. This note is included in accounts and notes receivable, bears interest at 9.0%, requires monthly interest payments and matures on April 1, 2008. This note is secured by certain pledge agreements and other collateral. Interest income from this loan was $187 thousand for the year ended December 31, 2007.

The Company has other notes receivable totaling $1.4 million with interest rates ranging from 6.33% to 9.50% at December 31, 2007.

## 8. Long-Term Debt

Long term debt at December 31, 2007 and 2006 consists of the following (in thousands):

| | | 2007 | 2006 |
|---|---|---|---|
| (1) Unsecured revolving variable rate credit facility, due January 31, 2009 | $ | — | 25,000 |
| (2) Mortgage note payable, 5.60%, due October 7, 2010 | | 114,417 | — |
| (3) Term loan payable, variable rate, due October 26, 2011 | | 120,000 | — |
| (4) Mortgage note payable, 6.57%-6.73%, due October 1, 2012 | | 48,214 | — |
| (5) Mortgage note payable, 6.63%, due November 1, 2012 | | 26,946 | — |
| (6) Mortgage notes payable, 4.26%-9.012%, due February 10, 2013 | | 131,151 | 137,267 |
| (7) Mortgage note payable, 6.84%, due March 1, 2014 | | 116,619 | 102,450 |
| (8) Mortgage note payable, 5.58%, due April 1, 2014 | | 62,745 | 63,703 |
| (9) Mortgage note payable, 5.56%, due June 5, 2015 | | 34,825 | 35,316 |
| (10) Mortgage notes payable, 5.77%, due November 6, 2015 | | 76,002 | 77,484 |
| (11) Mortgage notes payable, 5.84%, due March 6, 2016 | | 42,639 | 43,435 |
| (12) Mortgage notes payable, 6.37%, due June 30, 2016 | | 30,250 | 30,760 |
| (13) Mortgage notes payable, 6.10%, due October 1, 2016 | | 27,208 | 27,676 |
| (14) Mortgage notes payable, 6.02%, due October 6, 2016 | | 20,526 | 20,883 |
| (15) Mortgage note payable, 6.06%, due March 1, 2017 | | 11,408 | — |
| (16) Mortgage note payable, 6.07%, due April 6, 2017 | | 11,735 | — |
| (17) Mortgage notes payable, 5.73%-5.95%, due May 1, 2017 | | 54,480 | — |
| (18) Mortgage notes payable, 5.86%, due August 1, 2017 | | 27,843 | — |
| (19) Mortgage note payable, 7.37%, due July 15, 2018 | | 13,518 | 14,286 |
| (20) Mortgage note payable, 6.77%, due July 11, 2028 | | 91,103 | 93,045 |
| (21) Bond payable, variable rate, due October 1, 2037 | | 10,635 | — |
| (22) Mortgage note payable, 5.50% | | 4,000 | 4,000 |
| (23) Mortgage note payable, 5.00% | | 5,000 | — |
| Total | $ | 1,081,264 | 675,305 |

**ENTERTAINMENT PROPERTIES TRUST**
**Notes to Consolidated Financial Statements**
**December 31, 2007, 2006 and 2005**

(1) The Company's $235 million unsecured revolving credit facility is due January 31, 2009, with an extension available at the Company's option for one additional year. The note requires monthly payments of interest at LIBOR plus 130-175 basis points, depending on the Company's leverage, as defined, with the outstanding principal due at maturity. The amount that the Company is able to borrow on their unsecured revolving credit facility is a function of the values and advance rates, as defined by the credit agreement, assigned to the assets included in the borrowing base less outstanding letters of credit and less other liabilities that are recourse obligations of the Company. As of December 31, 2007, the Company's total availability under the revolving credit facility was $104.4 million of which none was drawn.

(2) The Company's mortgage note payable is due October 7, 2010 and can be extended for an additional two to four years at the Company's option upon meeting certain conditions. The note payable is secured by one theatre and retail mix property, which had a net book value of approximately $156.1 million at December 31, 2007. The note had an initial balance of $115.0 million and requires monthly principal payments of $42 thousand plus interest through October 2009, and $83 thousand plus interest from November 2009 through the maturity date, with a final principal payment due at maturity of $113.5 million.

(3) The Company's term loan is due October 26, 2011 with a one year extension available at the Company's option. The term loan has a stated interest rate of LIBOR plus 175 basis points and is secured by one theatre, four wineries, four vineyards, and one ski resort, which had a total net book value of approximately $76.4 million at December 31, 2007. In addition, the loan is secured by five mortgage notes receivable, which had a carrying value of approximately $191.3 million including accrued interest receivable at December 31, 2007. The loan had an initial balance of $120.0 million and bears interest at LIBOR plus 175 basis points (6.63% at December 31, 2007). Due to interest rate swaps entered into on November 26, 2007, $114.0 million of the principal amount bears interest at an effective rate of 5.81%. Interest is payable monthly. Principal payments of $300 thousand are required quarterly with a final principal payment at maturity of $115.2 million.

(4) The Company's mortgage notes payable due October 1, 2012 are secured by two theatre properties, which had a net book value of approximately $38.9 million at December 31, 2007. The notes had an initial balance of $48.4 million and the monthly payments are based on a 20 year amortization schedule. The notes require monthly principal and interest payments of approximately $365 thousand with a final principal payment at maturity of approximately $42.0 million.

(5) The Company's mortgage note payable due November 1, 2012 is secured by one theatre property, which had a net book value of approximately $27.6 million at December 31, 2007. The note had an initial balance of $27.0 million and the monthly payments are based on a 20 year amortization schedule. The note requires monthly principal and interest payments of approximately $203 thousand with a final principal payment at maturity of approximately $23.4 million.

(6) The Company's mortgage notes payable due February 10, 2013 are secured by thirteen theatre properties and one theatre and retail mix property, which had a net book value of approximately $220.2 million at December 31, 2007. The notes had an initial balance of $155.5 million of which approximately $98.6 million has monthly payments that are interest only and $56.9 million has monthly payments based on a 10 year amortization schedule. The notes require monthly principal and interest payments of approximately $1.1 million with a final principal payment at maturity of approximately $99.2 million. The weighted average interest rate on these notes is 5.63%.

(7) The Company's mortgage note payable due March 1, 2014 is secured by four theatre and retail mix properties in Ontario, Canada, which had a net book value of approximately $214.1 million at December 31, 2007. The mortgage note payable is denominated in Canadian dollars (CAD). The note had an initial balance of CAD $128.6 million and the monthly payments are based on a 20 year amortization schedule. The note requires monthly principal and interest payments of approximately CAD $977 thousand with a final principal payment at maturity of approximately CAD $85.6 million. At December 31, 2007 and 2006, the outstanding balance in Canadian dollars was CAD $115.6 million and CAD $119.4 million, respectively.

(8) The Company's mortgage note payable due April 1, 2014 is secured by one theatre and retail mix property, which had a net book value of approximately $90.8 million at December 31, 2007. The note had an initial balance of $66.0 million and the monthly payments are based on a 30 year amortization schedule. The note requires monthly principal and interest payments of approximately $378 thousand with a final principal payment at maturity of approximately $55.3 million.

(9) The Company's mortgage note payable due June 5, 2015 is secured by one theatre and retail mix property, which had a net book value of approximately $49.3 million at December 31, 2007. The note had an initial balance of $36.0 million and the monthly payments are based on a 30 year amortization schedule. The note requires monthly principal and interest payments of approximately $206 thousand with a final principal payment at maturity of approximately $30.1 million.

(10) The Company's mortgage notes payable due November 6, 2015 are secured by six theatre properties, which had a net book value of approximately $86.2 million at December 31, 2007. The notes had an initial balance of $79.0 million and the monthly payments are based on a 25 year amortization schedule. The notes require monthly principal and interest payments of approximately $498 thousand with a final principal payment at maturity of approximately $60.7 million.

(11) The Company's mortgage notes payable due March 6, 2016 are secured by two theatre properties, which had a net book value of approximately $37.6 million at December 31, 2007. The notes had an initial balance of $44.0 million and the monthly payments are based on a 25 year amortization schedule. The notes require monthly principal and interest payments of approximately $279 thousand with a final principal payment at maturity of approximately $33.9 million.

(12) The Company's mortgage notes payable due June 30, 2016 are secured by two theatre properties, which had a net book value of approximately $36.2 million at December 31, 2007. The notes had an initial balance of $31.0 million and the monthly payments are based on a 25 year amortization schedule. The notes require monthly principal and interest payments of approximately $207 thousand with a final principal payment at maturity of approximately $24.4 million.

(13) The Company's mortgage notes payable due October 1, 2016 are secured by four theatre properties, which had a net book value of approximately $30.7 million at December 31, 2007. The notes had an initial balance of $27.8 million and the monthly payments are based on a 25 year amortization schedule. The notes require monthly principal and interest payments of approximately $180 thousand with a final principal payment at maturity of approximately $21.6 million.

(14) The Company's mortgage notes payable due October 6, 2016 are secured by three theatre properties, which had a net book value of approximately $22.3 million at December 31, 2007. The notes had an initial balance of $20.9 million and the monthly payments are based on a 25 year amortization schedule. The notes require monthly principal and interest payments of approximately $135 thousand with a final principal payment at maturity of approximately $16.2 million.

(15) The Company's mortgage note payable due March 1, 2017 is secured by one theatre property, which had a net book value of approximately $11.8 million at December 31, 2007. The note had an initial balance of $11.6 million and the monthly payments are based on a 25 year amortization schedule. The note requires monthly principal and interest payments of approximately $75 thousand with a final principal payment at maturity of approximately $9.0 million.

(16) The Company's mortgage note payable due April 6, 2017 is secured by one theatre property, which had a net book value of approximately $10.9 million at December 31, 2007. The note had an initial balance of $11.9 million and the monthly payments are based on a 30 year amortization schedule. The note requires monthly principal and interest payments of approximately $77 thousand with a final principal payment at maturity of approximately $9.2 million.

(17) The Company's mortgage notes payable due May 1, 2017 are secured by five theatre properties, which had a net book value of approximately $48.9 million at December 31, 2007. The notes had an initial balance of $55.0 million and the monthly payments are based on a 25 year amortization schedule. The notes require monthly principal and interest payments of approximately $348 thousand with a final principal payment at maturity of approximately $42.4 million. The weighted average interest rate on these notes is 5.81%.

(18) The Company's mortgage notes payable due August 1, 2017 are secured by two theatre properties, which had a net book value of approximately $26.3 million at December 31, 2007. The notes had an initial balance of $28.0 million and the monthly payments are based on a 25 year amortization schedule. The notes require monthly principal and interest payments of

approximately $178 thousand with a final principal payment at maturity of approximately $21.7 million.

(19) The Company's mortgage note payable due July 15, 2018 is secured by one theatre property, which had a net book value of approximately $20.5 million at December 31, 2007. The note had an initial balance of $18.9 million and the monthly payments are based on a 20 year amortization schedule. The notes require monthly principal and interest payments of approximately $151 thousand with a final principal payment at maturity of approximately $843 thousand.

(20) The Company's mortgage note payable due July 11, 2028 is secured by eight theatre properties, which had a net book value of approximately $129.2 million at December 31, 2007. The note had an initial balance of $105.0 million and the monthly payments are based on a 30 year amortization schedule. The note requires monthly principal and interest payments of approximately $689 thousand. This mortgage agreement contains a "hyper-amortization" feature, in which the principal payment schedule is rapidly accelerated, and our principal payments are substantially increased, if we fail to pay the balance of approximately $89.9 million on the anticipated prepayment date of July 11, 2008.

(21) The Company's bond payable due October 1, 2037 is secured by one theatre, which had a net book value of approximately $11.2 million at December 31, 2007, and bears interest at a variable rate which resets on a weekly basis and was 3.43% at December 31, 2007. The bond requires monthly interest payments with a final principal payment at maturity of approximately $10.6 million.

(22) The Company's mortgage note payable is secured by one theatre and retail mix property, which had a net book value of approximately $90.8 million at December 31, 2007, and bears interest at 5.50%. The note requires monthly payments of interest only and provides for the conversion from construction loan to a ten year permanent loan upon completion of construction. However, as of December 31, 2007, this conversion had not yet been completed.

(23) The Company's mortgage note payable is secured by one theatre and retail mix property, which had a net book value of approximately $156.1 million at December 31, 2007, and bears interest at 5.00%. The note requires monthly payments of interest only and provides for the conversion from construction loan to a ten year permanent loan upon completion of construction. However, as of December 31, 2007, this conversion had not yet been completed.

Certain of the Company's long-term debt agreements contain customary restrictive covenants related to financial and operating performance. At December 31, 2007, the Company was in compliance with all restrictive covenants.

Principal payments due on long-term debt obligations subsequent to December 31, 2007 are as follows (in thousands):

| | | Amount |
|---|---|---|
| Year: | | |
| 2008 | $ | 112,456 |
| 2009 | | 22,756 |
| 2010 | | 136,825 |
| 2011 | | 140,095 |
| 2012 | | 89,865 |
| Thereafter | | 579,267 |
| Total | $ | 1,081,264 |

The Company capitalizes a portion of interest costs as a component of property under development. The following is a summary of interest expense, net for the years ended December 31, 2007, 2006 and 2005 (in thousands):

| | | 2007 | 2006 | 2005 |
|---|---|---|---|---|
| Interest on credit facilty and mortgage loans | $ | 58,018 | 46,176 | 40,159 |
| Amortization of deferred financing costs | | 2,905 | 2,713 | 3,345 |
| Credit facility and letter of credit fees | | 453 | 203 | 699 |
| Interest cost capitalized | | (494) | (100) | (160) |
| Interest income | | (377) | (126) | (294) |
| Interest expense, net | $ | 60,505 | 48,866 | 43,749 |

## 9. Amendment of Unsecured Revolving Credit Facility

On April 18, 2007, the Company amended its unsecured revolving credit facility. The amendment allows additional assets, subject to certain limitations, to be included in the Company's borrowing base, and provides a more favorable valuation of the Company's megaplex theatres and entertainment related retail assets in the calculation of the borrowing base and the leverage ratio. Additionally, the amendment relaxes the covenants that limit the Company's investment in certain types of assets, raises its capacity to issue letters of credit and provides the Company with the flexibility to incur other unsecured recourse indebtedness, subject to certain limitations, beyond the unsecured revolving credit facility. The size, term and pricing of the unsecured revolving credit facility were not impacted by the amendment.

## 10. Derivative Instruments

The Company is exposed to the effect of changes in foreign currency exchange rates and interest rates on its LIBOR based borrowings. The Company limits this risk by following established risk management policies and procedures including the use of derivatives. The Company's objective in using derivatives is to add stability to reported earnings and to manage its exposure to foreign exchange and interest rate movements or other identified risks. To accomplish this objective, the Company primarily uses foreign currency forwards, cross currency swaps and interest rate swaps.

In 1998, the Company entered into a forward contract in connection with a mortgage note payable due July 2028 to essentially fix the base rate of interest on a notional amount of $105 million. Because of a hyper-amortization feature on this note, as further described in Note 8, it is anticipated that this note will be paid in full prior to maturity in July, 2008, the optional prepayment date. The forward contract settled on June 29, 1998, the closing date of the long-term debt issuance, and the Company incurred a loss of $1.4 million, which is being amortized as an increase to interest expense over the anticipated ten year term of the long-term debt resulting in an effective interest rate of 6.84%. The remaining unamortized amount of $91 thousand and $263 thousand is included in other assets in the accompanying consolidated balance sheets at December 31, 2007 and 2006, respectively.

Additionally, on November 26, 2007, the Company entered into two interest rate swap agreements to fix the interest rate on $114.0 million of the outstanding term loan. These agreements each have a notional amount of $57.0 million, a termination date of October 26, 2012 and a fixed rate of 5.81%.

On June 1, 2007, the Company entered into a cross currency swap with a notional value of $76.0 million Canadian dollars (CAD) and $71.5 million U.S. The swap calls for monthly exchanges from January 2008 through February 2014 with the Company paying CAD based on an annual rate of 17.16% of the notional amount and receiving U.S. dollars based on an annual rate of 17.4% of the notional amount. There is no initial or final exchange of the notional amounts. The net effect of this swap is to lock in an exchange rate of $1.05 CAD per U.S. dollar on approximately $13 million of annual CAD denominated cash flows. The Company had previously entered into forward contracts with monthly settlement dates ranging from January 2008 through March 2008. These contracts have a notional value of $2.2 million CAD and an average exchange rate of 1.13 CAD per U.S. dollar. The Company designated both the cross currency swap and the forward contracts as cash flow hedges.

Additionally, on June 1, 2007, the Company entered into a forward contract with a notional amount of $100 million CAD and a February 2014 settlement date. The exchange rate of this forward contract is approximately $1.04 CAD per U.S. dollar. The Company designated this forward contract as a net investment hedge.

At December 31, 2007, derivatives with a fair value of ($6.5) million were included in other liabilities. The unrealized gain (loss) on derivatives of ($6.5) million and $.01 million is recorded in the consolidated statements of changes in shareholders' equity and comprehensive income for the years ended December 31, 2007 and 2006, respectively. No hedge ineffectiveness was recognized for the years ended December 31, 2007, 2006 and 2005.

Amounts reported in accumulated other comprehensive income related to derivatives will be reclassified to earnings as monthly payments are made and received on the foreign currency forwards, cross currency swap and interest rate swaps. As of December 31, 2007, the Company estimates that during 2008 $971 thousand will be reclassified from other comprehensive income to earnings. Other expense for the year ended December 31, 2007 includes $1.7 million of net realized losses resulting from regular monthly settlements of foreign currency forward contracts. No such expense was recorded for the years ended December 31, 2006 and 2005.

**11. Fair Value of Financial Instruments**

Management compares the carrying value and the estimated fair value of our financial instruments. The following methods and assumptions were used by the Company to estimate the fair value of each class of financial instruments at December 31, 2007 and 2006:

**Mortgage notes receivable and related accrued interest receivable:**
At December 31, 2007 and 2006, the Company had mortgage notes receivable with a carrying value, including related accrued interest, of $325.4 million and $76.1 million, respectively. The variable mortgage notes bear interest rates of LIBOR plus 350 basis points and the fixed rate mortgage notes bear interest at rates of 9.25% to 15.00%, and their carrying value approximates fair value.

**Cash and cash equivalents, restricted cash:**
Due to the highly liquid nature of our short term investments, the carrying values of our cash and cash equivalents and restricted cash approximate the fair market values.

**Accounts and notes receivable:**
The carrying values of our accounts and notes receivable approximate the fair market value.

**Derivative Instruments:**
Derivative instruments are carried at their fair market value.

**Debt Instruments:**
The fair value of the Company's debt as of December 31, 2007 and 2006 is estimated by discounting the future cash flows of each instrument using current market rates. At December 31, 2007 and 2006, the Company had a carrying value of $130.6 million and $25.0 million, respectively, in variable rate debt outstanding, which management believes represents fair value. As described in Note 10, $114.0 million of variable rate debt outstanding at December 31, 2007 has been converted to a fixed rate by interest rate swap agreements.

At December 31, 2007, the Company had a carrying value of $950.7 million in fixed rate long-term debt outstanding with an average weighted interest rate of approximately 6.04%. Discounting the future cash flows for fixed rate debt using an estimated market rate of 5.92%, management estimates the fixed rate debt's fair value to be approximately $954.0 million at December 31, 2007.

At December 31, 2006, the Company had a carrying value of $650.3 million in fixed rate long-term debt outstanding with an average weighted interest rate of approximately 6.1%. Discounting the future cash flows for fixed rate debt using an estimated market rate of 5.91%, management estimates the fixed rate debt's fair value to be approximately $655.0 million at December 31, 2006.

**Accounts payable and accrued liabilities:**
The carrying value of accounts payable and accrued liabilities approximates fair value due to the short term maturities of these amounts.

**Common and preferred dividends payable:**
The carrying values of common and preferred dividends payable approximate fair value due to the short term maturities of these amounts.

## 12. Common and Preferred Shares

### Common Shares

The Board of Trustees declared cash dividends totaling $3.04 per common share for the year ended December 31, 2007 and $2.75 per common share for the year ended December 31, 2006.

Of the total dividends calculated for tax purposes, the amounts characterized as ordinary income, return of capital and long-term capital gain for 2007 and 2006 are as follows:

Cash dividends paid per common share for the year ended December 31, 2007:

| Record date | Cash payment date | | Cash distribution per share | Taxable ordinary income | Return of capital | Long-term capital gain | Unrecaptured Sec. 1250 gain |
|---|---|---|---|---|---|---|---|
| 12-29-06 | 01-15-07 | $ | 0.6875 | 0.6482 | 0.0010 | 0.0382 | 0.0091 |
| 03-30-07 | 04-16-07 | | 0.7600 | 0.7166 | 0.0012 | 0.0423 | 0.0101 |
| 06-29-07 | 07-16-07 | | 0.7600 | 0.7166 | 0.0012 | 0.0423 | 0.0101 |
| 09-28-07 | 10-15-07 | | 0.7600 | 0.7166 | 0.0012 | 0.0423 | 0.0101 |
| Total for 2007 [(1)] | | $ | 2.9675 | 2.7980 | 0.0045 | 0.1650 | 0.0394 |
| | | | 100.0% | 94.3% | 0.1% | 5.6% | |

Cash dividends paid per common share for the year ended December 31, 2006:

| Record date | Cash payment date | | Cash distribution per share | Taxable ordinary income | Return of capital | Long-term capital gain | Unrecaptured Sec. 1250 gain |
|---|---|---|---|---|---|---|---|
| 12-30-05 | 01-17-06 | $ | 0.6250 | 0.5989 | 0.0261 | — | — |
| 03-31-06 | 04-17-06 | | 0.6875 | 0.6588 | 0.0287 | — | — |
| 06-30-06 | 07-14-06 | | 0.6875 | 0.6588 | 0.0287 | — | — |
| 09-29-06 | 10-13-06 | | 0.6875 | 0.6588 | 0.0287 | — | — |
| Total for 2006 [(1)] | | $ | 2.6875 | 2.5753 | 0.1122 | — | — |
| | | | 100.0% | 95.8% | 4.2% | — | |

[(1)] Differences between totals and details relate to rounding.

On October 15, 2007, the Company issued 1.4 million common shares at $54.00 per share in a registered public offering. Total net proceeds to the Company after expenses were approximately $73.9 million and were used to pay down the Company's unsecured revolving credit facility.

**Series A Preferred Shares**
On May 29, 2002, the Company issued 2.3 million 9.50% Series A cumulative redeemable preferred shares ("Series A preferred shares") in a registered public offering On May 29, 2007, the Company completed the redemption of all 2.3 million outstanding 9.50% Series A preferred shares. The shares were redeemed at a redemption price of $25.39 per share. This price is the sum of the $25.00 per share liquidation preference and a quarterly dividend per share of $0.59375 prorated through the redemption date. In conjunction with the redemption, the Company recognized both a non-cash charge representing the original issuance costs that were paid in 2002 and also other redemption related expenses. The aggregate reduction to net income available to common shareholders was approximately $2.1 million ($0.08 per fully diluted common share) for year ended December 31, 2007.

The Board of Trustees declared cash dividends totaling $.9830 and $2.3750 per Series A preferred share for the years ended December 31, 2007 and 2006, respectively.

Of the total dividends calculated for tax purposes, the amounts characterized as ordinary income, return of capital and long-term capital gain for 2007 and 2006 are as follows:

Cash dividends paid per Series A preferred share for the year ended December 31, 2007:

| Record date | Cash payment date | Cash distribution per share | Taxable ordinary income | Return of capital | Long-term capital gain |
|---|---|---|---|---|---|
| 12-29-06 | 01-15-07 | $ 0.5938 | 0.5938 | — | — |
| 03-30-07 | 04-16-07 | 0.5938 | 0.5938 | — | — |
| 05-29-07 | 05-29-07 | 0.3892 | 0.3892 | — | — |
| Total for 2007 (1) | | $ 1.5767 | 1.5767 | — | — |
| | | 100.0% | 100.0% | — | — |

Cash dividends paid per Series A preferred share for the year ended December 31, 2006:

| Record date | Cash payment date | Cash distribution per share | Taxable ordinary income | Return of capital | Long-term capital gain |
|---|---|---|---|---|---|
| 12-30-05 | 01-17-06 | $ 0.5938 | 0.5938 | — | — |
| 03-31-06 | 04-17-06 | 0.5938 | 0.5938 | — | — |
| 06-30-06 | 07-14-06 | 0.5938 | 0.5938 | — | — |
| 09-29-06 | 10-13-06 | 0.5938 | 0.5938 | — | — |
| Total for 2006 (1) | | $ 2.3750 | 2.3750 | — | — |
| | | 100.0% | 100.0% | — | — |

(1) Differences between totals and details relate to rounding.

**Series B Preferred Shares**

On January 19, 2005, the Company issued 3.2 million 7.75% Series B cumulative redeemable preferred shares ("Series B preferred shares") in a registered public offering for net proceeds of $77.5 million, before expenses. The Company pays cumulative dividends on the Series B preferred shares from (and including) the date of original issuance in the amount of $1.9375 per share each year, which is equivalent to 7.75% of the $25 liquidation preference per share. Dividends on the Series B preferred shares are payable quarterly in arrears, and began on April 15, 2005. The Company may not redeem the Series B preferred shares before January 19, 2010, except in limited circumstances to preserve the Company's REIT status. On or after January 19, 2010, the Company may, at its option, redeem the Series B preferred shares in whole at any time or in part from time to time, by paying $25 per share, plus any accrued and unpaid dividends up to and including the date of redemption. The Series B preferred shares generally have no stated maturity, will not be subject to any sinking fund or mandatory redemption, and are not convertible into any of the Company's other securities. Owners of the Series B preferred shares generally have no voting rights, except under certain dividend defaults. The Board of Trustees declared cash dividends totaling $1.9375 per Series B preferred share for each of the years ended December 31, 2007 and 2006.

Of the total dividends calculated for tax purposes, the amounts characterized as ordinary income, return of capital and long-term capital gain for 2007 and 2006 are as follows:

Cash dividends paid per Series B preferred share for the year ended December 31, 2007:

| Record date | Cash payment date | Cash distribution per share | Taxable ordinary income | Return of capital | Long-term capital gain |
|---|---|---|---|---|---|
| 12-29-06 | 01-15-07 | $ 0.4844 | 0.4844 | — | — |
| 03-30-07 | 04-16-07 | 0.4844 | 0.4844 | — | — |
| 06-29-07 | 07-16-07 | 0.4844 | 0.4844 | — | — |
| 09-28-07 | 10-15-07 | 0.4844 | 0.4844 | — | — |
| Total for 2007 [1] | | $ 1.9375 | 1.9375 | — | — |
| | | 100.0% | 100.0% | — | — |

Cash dividends paid per Series B preferred share for the year ended December 31, 2006:

| Record date | Cash payment date | Cash distribution per share | Taxable ordinary income | Return of capital | Long-term capital gain |
|---|---|---|---|---|---|
| 12-30-05 | 01-17-06 | $ 0.4844 | 0.4844 | — | — |
| 03-31-06 | 04-17-06 | 0.4844 | 0.4844 | — | — |
| 06-30-06 | 07-14-06 | 0.4844 | 0.4844 | — | — |
| 09-29-06 | 10-13-06 | 0.4844 | 0.4844 | — | — |
| Total for 2006 [1] | | $ 1.9375 | 1.9375 | — | — |
| | | 100.0% | 100.0% | — | — |

[1] Differences between totals and details relate to rounding.

**Series C Convertible Preferred Shares**

On December 22, 2006, the Company issued 5.4 million 5.75% Series C cumulative convertible preferred shares ("Series C preferred shares") in a registered public offering for net proceeds of approximately $130.8 million, after expenses. The Company will pay cumulative dividends on the Series C preferred shares from the date of original issuance in the amount of $1.4375 per share each year, which is equivalent to 5.75% of the $25 liquidation preference per share. Dividends on the Series C preferred shares are payable quarterly in arrears, and began on January 15, 2007 with a pro-rated quarterly payment of $0.0359 per share. The Company does not have the right to redeem the Series C preferred shares except in limited circumstances to preserve the Company's REIT status. The Series C preferred shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption. As of December 31, 2007, the Series C preferred shares are convertible, at the holder's option, into the Company's common shares at a conversion rate of 0.3523 common shares per Series C preferred share, which is equivalent to a conversion price of $70.96 per common share. This conversion ratio may increase over time upon certain specified triggering events including if the Company's common dividend per share exceeds a quarterly threshold of $0.6875.

Upon the occurrence of certain fundamental changes, the Company will under certain circumstances increase the conversion rate by a number of additional common shares or, in lieu thereof, may in certain circumstances elect to adjust the conversion rate upon the Series C preferred shares becoming convertible into shares of the public acquiring or surviving company.

On or after January 15, 2012, the Company may, at its option, cause the Series C preferred shares to be automatically converted into that number of common shares that are issuable at the then prevailing conversion rate. The Company may exercise its conversion right only if, at certain times, the closing price of the Company's common shares equals or exceeds 135% of the then prevailing conversion price of the Series C preferred shares.

Owners of the Series C preferred shares generally have no voting rights, except under certain dividend defaults. Upon conversion, the Company may choose to deliver the conversion value to the owners in cash, common shares, or a combination of cash and common shares.

The Board of Trustees declared cash dividends totaling $1.4375 and $.0359 per Series C preferred share for the year ended December 31, 2007 and 2006, respectively. No cash dividends were paid on Series C preferred shares during the year ended December 31, 2006.

Of the total dividends calculated for tax purposes, the amounts characterized as ordinary income, return of capital and long-term capital gain for 2007 are as follows:

Cash dividends paid per Series C preferred share for the year ended December 31, 2007:

| Record date | Cash payment date | Cash distribution per share | Taxable ordinary income | Return of capital | Long-term capital gain |
|---|---|---|---|---|---|
| 12-29-06 | 01-15-07 | 0.0359 | 0.0359 | | |
| 03-30-07 | 04-16-07 | 0.3594 | 0.3594 | — | — |
| 06-29-07 | 07-16-07 | 0.3594 | 0.3594 | — | — |
| 09-28-07 | 10-15-07 | 0.3594 | 0.3594 | — | — |
| Total for 2007 [1] | | $ 1.1141 | 1.1141 | — | — |
| | | 100.0% | 100.0% | — | — |

[1] Differences between totals and details relate to rounding.

**Series D Preferred Shares**

On May 25, 2007, the Company issued 4.6 million 7.375% Series D cumulative redeemable preferred shares ("Series D preferred shares") in a registered public offering for net proceeds of approximately $111.1 million, after expenses. The Company pays cumulative dividends on the Series D preferred shares from the date of original issuance in the amount of $1.844 per share each year, which is equivalent to 7.375% of the $25 liquidation preference per share. Dividends on the Series D preferred shares are payable quarterly in arrears, and were first payable on July 16, 2007 with a pro-rated quarterly payment of $0.1844 per share. The Company may not redeem the Series D preferred shares before May 25, 2012, except in limited circumstances to preserve the Company's REIT status. On or after May 25, 2012, the Company may, at its option, redeem the Series D preferred shares in whole at any time or in part from time to time, by paying $25 per share, plus any accrued and unpaid dividends up to and including the date of redemption. The Series D preferred shares generally have no stated maturity, will not be subject to any sinking fund or mandatory redemption, and are not convertible into any of the Company's other securities. Owners of the Series D preferred shares generally have no voting rights, except under certain dividend defaults. The net proceeds from this offering were used to redeem the Company's 9.50% Series A preferred shares and to pay down the Company's unsecured revolving credit facility.

The Board of Trustees declared cash dividends totaling $1.1062 per Series D preferred share for the year ended December 31, 2007. No cash dividends were paid on Series D preferred shares during the year ended December 31, 2006.

**ENTERTAINMENT PROPERTIES TRUST**
**Notes to Consolidated Financial Statements**
**December 31, 2007, 2006 and 2005**

Of the total dividends calculated for tax purposes, the amounts characterized as ordinary income, return of capital and long-term capital gain for 2007 are as follows:

Cash dividends paid per Series D preferred share for the year ended December 31, 2007:

| Record date | Cash payment date | Cash distribution per share | Taxable ordinary income | Return of capital | Long-term capital gain |
|---|---|---|---|---|---|
| 06-29-07 | 07-16-07 | 0.1844 | 0.1844 | — | — |
| 09-28-07 | 10-15-07 | 0.4609 | 0.4609 | — | — |
| Total for 2007 [(1)] | | $ 0.6453 | 0.6453 | — | — |
| | | 100.0% | 100.0% | — | — |

(1) Differences between totals and details relate to rounding

### 13. Earnings Per Share

The following table summarizes the Company's common shares used for computation of basic and diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 (amounts in thousands except per share information):

| | Year Ended December 31, 2007 | | |
|---|---|---|---|
| | Income (numerator) | Shares (denominator) | Per Share Amount |
| Basic earnings: | | | |
| Income from continuing operations | $ 100,647 | 26,690 | $ 3.77 |
| Preferred dividend requirements | (21,312) | - | (0.80) |
| Series A preferred share redemption costs | (2,101) | - | (0.08) |
| Income from continuing operations available to common shareholders | 77,234 | 26,690 | 2.89 |
| Effect of dilutive securities: | | | |
| Share options | - | 375 | (0.04) |
| Nonvested common share grants | - | 106 | (0.01) |
| Diluted earnings: Income from continuing operations | $ 77,234 | 27,171 | $ 2.84 |
| Income from continuing operations available to common shareholders | $ 77,234 | 26,690 | $ 2.89 |
| Income from discontinued operations | 4,017 | - | 0.15 |
| Income available to common shareholders | 81,251 | 26,690 | 3.04 |
| Effect of dilutive securities: | | | |
| Share options | - | 375 | (0.04) |
| Nonvested common share grants | - | 106 | (0.01) |
| Diluted earnings | $ 81,251 | 27,171 | $ 2.99 |

# ENTERTAINMENT PROPERTIES TRUST
## Notes to Consolidated Financial Statements
## December 31, 2007, 2006 and 2005

| | Year Ended December 31, 2006 | | |
|---|---|---|---|
| | Income (numerator) | Shares (denominator) | Per Share Amount |
| Basic earnings: | | | |
| Income from continuing operations | $ 81.751 | 26.147 | $ 3.13 |
| Preferred dividend requirements | (11.857) | - | (0.46) |
| Income from continuing operations available to common shareholders | 69.894 | 26.147 | 2.67 |
| Effect of dilutive securities: | | | |
| Share options | - | 372 | (0.03) |
| Nonvested common share grants | - | 108 | (0.01) |
| Diluted earnings: Income from continuing operations | $ 69.894 | 26.627 | $ 2.63 |
| Income from continuing operations available to common shareholders | $ 69.894 | 26.147 | $ 2.67 |
| Income from discontinued operations | 538 | - | 0.02 |
| Income available to common shareholders | 70.432 | 26.147 | 2.69 |
| Effect of dilutive securities: | | | |
| Share options | - | 372 | (0.03) |
| Nonvested common share grants | - | 108 | (0.01) |
| Diluted earnings | $ 70.432 | 26.627 | $ 2.65 |

| | Year Ended December 31, 2005 | | |
|---|---|---|---|
| | Income (numerator) | Shares (denominator) | Per Share Amount |
| Basic earnings: | | | |
| Income from continuing operations | $ 68.994 | 25.019 | $ 2.76 |
| Preferred dividend requirements | (11.353) | - | (0.45) |
| Income from continuing operations available to common shareholders | 57.641 | 25.019 | 2.31 |
| Effect of dilutive securities: | | | |
| Share options | - | 345 | (0.03) |
| Nonvested common share grants | - | 140 | (0.02) |
| Diluted earnings: Income from continuing operations | $ 57.641 | 25.504 | $ 2.26 |
| Income from continuing operations available to common shareholders | $ 57.641 | 25.019 | $ 2.31 |
| Income from discontinued operations | 66 | - | 0.00 |
| Income available to common shareholders | 57.707 | 25.019 | 2.31 |
| Effect of dilutive securities: | | | |
| Share options | - | 345 | (0.03) |
| Nonvested common share grants | - | 140 | (0.02) |
| Diluted earnings | $ 57.707 | 25.504 | $ 2.26 |

The additional 1.9 million common shares that would result from the conversion of the Company's Series C convertible preferred shares and the corresponding add-back of the preferred dividends declared on those shares are not included in the calculation of diluted earnings per share because the effect is antidilutive.

**14. Equity Incentive Plan**

All grants of common shares and options to purchase common shares were issued under the 1997 Share Incentive Plan prior to May 9, 2007, and under the 2007 Equity Incentive Plan on and after May 9, 2007. Under the 2007 Equity Incentive Plan, an aggregate of 950,000 common shares and options to purchase common shares, subject to adjustment in the event of certain capital events, may be granted. At December 31, 2007, there were 934,240 shares available for grant under the 2007 Equity Incentive Plan.

**Share Options**

Share options granted under both the 1997 Share Incentive Plan and the 2007 Equity Incentive Plan have exercise prices equal to the fair market value of a common share at the date of grant. The options may be granted for any reasonable term, not to exceed 10 years, and for employees typically become exercisable at a rate of 20% per year over a five-year period. For Trustees, share options become exercisable upon issuance, however, the underlying shares cannot be sold within a one year period subsequent to exercise. The Company generally issues new common shares upon option exercise. A summary of the Company's share option activity and related information is as follows:

| | Number of shares | Option price per share | Weighted avg. exercise price |
|---|---|---|---|
| Outstanding at | | | |
| December 31, 2004 | 980,677 | $ 14.00 - $ 39.80 | $ 22.99 |
| Exercised | (215,137) | 14.13 - 34.26 | 19.57 |
| Granted | 124,636 | 41.65 - 43.75 | 42.27 |
| Outstanding at | | | |
| December 31, 2005 | 890,176 | $ 14.00 - $ 43.75 | $ 26.52 |
| Exercised | (16,326) | 16.05 - 41.65 | 18.77 |
| Granted | 107,823 | 40.55 - 42.46 | 41.86 |
| Outstanding at | | | |
| December 31, 2006 | 981,673 | $ 14.00 - $ 43.75 | $ 28.33 |
| Exercised | (181,620) | 16.05 - 41.65 | 28.68 |
| Granted | 106,945 | 60.03 - 65.50 | 64.15 |
| Outstanding at | | | |
| December 31, 2007 | 906,998 | $ 14.00 - $ 65.50 | $ 32.49 |

The weighted average fair value of options granted was $7.91, 5.19 and $3.47 during 2007, 2006 and 2005, respectively. The intrinsic value of stock options exercised was $6.1 million, $0.4 million and $5.6 million during the years ended December 31, 2007, 2006 and 2005, respectively.

At December 31, 2007, stock-option expense to be recognized in future periods was $1.1 million as follows (in thousands):

| | Amount |
|---|---|
| Year: | |
| 2008 | $ 357 |
| 2009 | 319 |
| 2010 | 241 |
| 2011 | 157 |
| 2012 | 5 |
| Total | $ 1,079 |

The following table summarizes outstanding options at December 31, 2007:

| Exercise price range | Options outstanding | Weighted avg. life remaining | Weighted avg. exercise price | Aggregate intrinsic value (in thousands) |
|---|---|---|---|---|
| $ 14.00 - 19.99 | 190,141 | 2.6 | | |
| 20.00 - 29.99 | 310,377 | 5.0 | | |
| 30.00 - 39.99 | 96,628 | 6.3 | | |
| 40.00 - 49.99 | 202,907 | 7.9 | | |
| 50.00 - 59.99 | - | - | | |
| 60.00 - 65.50 | 106,945 | 9.1 | | |
| | 906,998 | 5.8 | $ 32.49 | $ 14,997 |

The following table summarizes exercisable options at December 31, 2007:

| Exercise price range | Options outstanding | Weighted avg. life remaining | Weighted avg. exercise price | Aggregate intrinsic value (in thousands) |
|---|---|---|---|---|
| $ 14.00 - 19.99 | 190,141 | 2.6 | | |
| 20.00 - 29.99 | 244,837 | 4.9 | | |
| 30.00 - 39.99 | 55,195 | 6.3 | | |
| 40.00 - 49.99 | 50,237 | 7.9 | | |
| | 540,410 | 4.5 | $ 24.01 | $ 12,422 |

**Nonvested Shares**

A summary of the Company's nonvested share activity and related information is as follows:

| | Number of shares | | Weighted avg. grant date fair value | Weighted avg. life remaining |
|---|---|---|---|---|
| Outstanding at | | | | |
| December 31, 2006 | 169,554 | $ | 39.50 | |
| Granted | 128,563 | | 65.17 | |
| Vested | (59,564) | | 37.61 | |
| Outstanding at | | | | |
| December 31, 2007 | 238,553 | | 53.80 | 1.3 |

The holders of nonvested shares have voting rights and receive dividends from the date of grant. These shares vest ratably over a period of three to five years. The fair value of the nonvested shares that vested was $3.5 million, $2.2 million and $2.2 million for the years ended December 31, 2007, 2006 and 2005, respectively. At December 31, 2007, unamortized share-based compensation expense related to nonvested shares was $7.4 million and will be recognized in future periods as follows (in thousands):

| | | Amount |
|---|---|---|
| Year: | | |
| 2008 | $ | 2,369 |
| 2009 | | 2,111 |
| 2010 | | 1,654 |
| 2011 | | 1,290 |
| Total | $ | 7,424 |

**15. Related Party Transactions**

In 2000, the Company loaned an aggregate of $3.5 million to Company executives. The loans were made in order for the executives to purchase common shares of the Company at the market value of the shares on the date of the loan, as well as to repay borrowings on certain amounts previously loaned. The loans are recourse to the executives' assets and bear interest at 6.24%, are due on January 1, 2011 and interest is payable at maturity. Interest income from these loans totaled $369 thousand, $347 thousand and $327 thousand for the years ended December 31, 2007, 2006 and 2005, respectively. These loans were issued with terms that include a Loan Forgiveness Program, under which the compensation committee of the Board of Trustees may forgive a portion of the above referenced indebtedness after application of proceeds from the sale of shares, following a change in control of the Company. The compensation committee may also forgive the debt incurred upon termination of employment by reason of death, disability, normal retirement or without cause. At December 31, 2007 and 2006, accrued interest receivable on these loans, included in other assets in the accompanying consolidated balance sheets, was $2.7 million and $2.4 million, respectively.

The Company loaned $5 million to its New Roc minority joint venture partner in 2003 in connection with the acquisition of its interest in New Roc. During 2007, the Company loaned an additional $5 million to the same partner. See Note 7 for additional information on this note.

The Company loaned $10 million to a minority joint venture partner of the White Plains entities in 2007 in connection with the acquisition of its interest in these entities. See Note 7 for additional information on this note.

**16. Operating Leases**

The Company's rental properties are leased under operating leases with expiration dates ranging from 3 to 25 years. Future minimum rentals on non-cancelable tenant leases at December 31, 2007 are as follows (in thousands):

| | | Amount |
|---|---|---|
| Year: | | |
| 2008 | $ | 189,011 |
| 2009 | | 189,370 |
| 2010 | | 188,800 |
| 2011 | | 174,639 |
| 2012 | | 163,591 |
| Thereafter | | 1,201,143 |
| Total | $ | 2,106,554 |

The Company leases its executive office from an unrelated landlord and such lease expires in December, 2009. Rental expense for this lease totaled approximately $212 thousand, $206 thousand and $200 thousand in 2007, 2006 and 2005, respectively, and is included as a component of general and administrative expense in the accompanying consolidated statements of income. Future minimum lease payments under this lease at December 31, 2007 are as follows (in thousands):

| | | Amount |
|---|---|---|
| Year: | | |
| 2008 | $ | 317 |
| 2009 | | 322 |
| Total | $ | 639 |

**17. Quarterly Financial Information (unaudited)**

Summarized quarterly financial data for the years ended December 31. 2007 and 2006 are as follows (in thousands, except per share data):

| | | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|---|
| 2007: | | | | | |
| Total revenue | $ | 50,773 | 57,616 | 61,598 | 65,716 |
| Net income | | 22,911 | 28,275 | 26,350 | 27,128 |
| Net income available to common shareholders | | 18,054 | 20,939 | 20,740 | 21,518 |
| Basic net income per per common share | | 0.69 | 0.79 | 0.79 | 0.78 |
| Diluted net income per common share | | 0.67 | 0.78 | 0.77 | 0.77 |

| | | March 31 | June 30 | September 30 | December 31 |
|---|---|---|---|---|---|
| 2006: | | | | | |
| Total revenue | $ | 46,116 | 51,701 | 48,861 | 49,315 |
| Net income | | 19,041 | 21,138 | 20,716 | 21,394 |
| Net income available to common shareholders | | 16,125 | 18,222 | 17,800 | 18,285 |
| Basic net income per common share | | 0.63 | 0.69 | 0.68 | 0.70 |
| Diluted net income per common share | | 0.62 | 0.68 | 0.66 | 0.68 |

All periods have been adjusted to reflect the impact of the operating property sold during 2007, which is reflected as discontinued operations on the accompanying consolidated statements of income for the years ended December 31, 2007, 2006 and 2005.

The quarterly financial information for the periods ended March 31, June 30, and September 30, 2006 are different than as previously presented in the Company's interim financial statements due to the implementation of SAB 108 as described in Note 19. Such implementation increased previously reported total revenue and net income by $343 thousand ($0.01 per share) for each of the periods then ended. Additionally, certain reclassifications have been made to the prior period amounts to conform to the current period presentation.

## 18. Discontinued Operations

Included in discontinued operations for the years ended December 31, 2007, 2006 and 2005 is one parcel including two leased properties sold in 2007, aggregating 107 thousand square feet.

The operating results relating to assets sold are as follows (in thousands):

| | Year ended December 31, | | |
|---|---|---|---|
| | 2007 | 2006 | 2005 |
| Rental revenue | $ 186 | $ 411 | $ 276 |
| Tenant reimbursements | 64 | 167 | 3 |
| Other income | 700 | 357 | - |
| Total revenue | 950 | 935 | 279 |
| Property operating expense | 115 | 263 | 89 |
| Depreciation and amortization | 58 | 134 | 124 |
| Income before gain on sale of real estate | 777 | 538 | 66 |
| Gain on sale of real estate | 3,240 | - | - |
| Net income | $ 4,017 | $ 538 | $ 66 |

## 19. Staff Accounting Bulletin No. 108 (SAB 108)

In September 2006, the SEC released SAB 108. SAB 108 permits the Company to adjust for the cumulative effect of errors relating to prior years previously considered to be immaterial by adjusting the opening balance of retained earnings in the year of adoption. SAB 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not require previously filed reports with the SEC to be amended.

Effective January 1, 2006, the Company adopted SAB 108. In accordance with SAB 108, the Company increased distributions in excess of net income as of January 1, 2006, and its rental revenue and net income for the first three quarters of 2006 for the recognition of straight-line rental revenues and net receivables as further described below. The Company considers these adjustments to be immaterial to prior years on both a qualitative and quantitative basis.

SFAS No. 13 "Accounting for Leases" requires rental income that is fixed and determinable to be recognized on a straight-line basis over the minimum term of the lease. Certain leases executed or acquired between 1998 and 2003 contain rental income provisions that are fixed and determinable yet straight line revenue recognition in accordance with SFAS No. 13 was not applied. Accordingly, the implementation of SAB 108 corrects the revenue recognition related to such leases. The cumulative effect of implementing SAB 108 is to increase shareholders' equity as of January 1, 2006 by $7.7 million.

**20. Commitments and Contingencies**

As of December 31, 2007, the Company had one theatre development project under construction for which it has agreed to finance the development costs. The theatre is expected to have a total of 12 screens and the development costs are expected to be approximately $13.2 million. Through December 31, 2007, the Company had not yet invested any funds in this project, but has commitments to fund the $13.2 million in improvements. Development costs will be advanced by the Company in periodic draws. If the Company determines that construction is not being completed in accordance with the terms of the development agreement, the Company can discontinue funding construction draws. The Company has agreed to lease the theatre to the operator at a pre-determined rate.

As discussed in Note 6, the Company held a 50% ownership interest in Suffolk which is developing additional retail square footage adjacent to one of the Company's megaplex theatres in Suffolk, Virginia. The Company's joint venture partner is the developer of the project and Suffolk has committed to pay the developer a development fee of $1.2 million of which $.7 million has been paid through December 31, 2007.

As further described in Note 4, the Company has provided a guarantee of the payment of certain economic development revenue bonds totaling $22.0 million for which the Company earns a fee at an annual rate of 1.75% over the 30 year term of the bond. The Company evaluated this guarantee in connection with the provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements, Including Indirect Guarantees of Indebtedness of Others" (FIN 45). Based on certain criteria, FIN 45 requires a guarantor to record an asset and a liability at inception. Accordingly, the Company has recorded $4.0 million as a deferred asset included in accounts receivable and $4.0 million included in other liabilities in the accompanying consolidated balance sheet as of December 31, 2007 which represents management's best estimate of the fair value of the guarantee at inception which will be realized over the term of the guarantee. No amounts have been accrued as a loss contingency related to this guarantee because payment by the Company is not probable.

The Company has certain unfunded commitments related to its mortgage note investments that it may be required to fund in the future. The Company is generally obligated to fund these commitments at the request of the borrower or upon the occurrence of events outside of its direct control. As of December 31, 2007, the Company had four mortgage notes receivable with unfunded commitments totaling approximately $99.9 million. If such commitments are funded in the future, interest will be charged at rates consistent with the existing investments.

**21. Subsequent Events**

On January 11, 2008, a wholly-owned subsidiary of the Company obtained a non-recourse mortgage loan of $17.5 million. This mortgage is secured by a theatre property located in Garland, Texas. The mortgage loan bears interest at 6.19%, matures on February 1, 2018, and requires monthly principal and interest payments of $127 thousand with a final principal payment at maturity of $11.6 million.

**Entertainment Properties Trust**
Schedule II - Valuation and Qualifying Accounts
December 31, 2007

| Description | Balance at December 31, 2006 | Additions During 2007 | Deductions During 2007 | Balance at December 31, 2007 |
|---|---|---|---|---|
| Reserve for Doubtful Accounts | 1,123,000 | 1,301,000 | (1,341,000) | 1,083,000 |

See accompanying report of independent registered public accounting firm.

**Entertainment Properties Trust**
Schedule II - Valuation and Qualifying Accounts
December 31, 2006

| Description | Balance at December 31, 2005 | Additions During 2006 | Deductions During 2006 | Balance at December 31, 2006 |
|---|---|---|---|---|
| Reserve for Doubtful Accounts | 244,000 | 1,127,000 * | (248,000) | 1,123,000 |

* Additions during 2006 include $877,000 in bad debt expense and $250,000 recorded in conjunction with the Company's implementation of SAB 108.

See accompanying report of independent registered public accounting firm.

**Entertainment Properties Trust**
Schedule II - Valuation and Qualifying Accounts
December 31, 2005

| Description | Balance at December 31, 2004 | Additions During 2005 | Deductions During 2005 | Balance at December 31, 2005 |
|---|---|---|---|---|
| Reserve for Doubtful Accounts | 93,000 | 482,000 | (331,000) | 244,000 |

See accompanying report of independent registered public accounting firm.

**Entertainment Properties Trust**

Schedule III - Real Estate and Accumulated Depreciation

December 31, 2007

(Dollars in thousands)

| | | | Initial cost | | | Gross Amount at December 31, 2007 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Description | Market | Encumbrance | Land | Buildings, Equipment & improvements | Additions (Sales) Subsequent to acquisition | Land | Buildings, Equipment & improvements | Total | Accumulated depreciation | Date acquired | Depreciation life |
| Grand 24 | Dallas, TX | $ 10,413 | 3,060 | 15,281 | — | 3,060 | 15,281 | 18,341 | 3,629 | 11/97 | 40 years |
| Mission Valley 20 | San Diego, CA | 9,100 | — | 16,028 | — | — | 16,028 | 16,028 | 3,807 | 11/97 | 40 years |
| Promenade 16 | Los Angeles, CA | 15,967 | 6,021 | 22,104 | — | 6,021 | 22,104 | 28,125 | 5,250 | 11/97 | 40 years |
| Ontario Mills 30 | Los Angeles, CA | 14,177 | 5,521 | 19,450 | — | 5,521 | 19,450 | 24,971 | 4,619 | 11/97 | 40 years |
| Lennox 24 | Columbus, OH | 7,202 | — | 12,685 | — | — | 12,685 | 12,685 | 3,013 | 11/97 | 40 years |
| West Olive 16 | St. Louis, MO | 9,985 | 4,985 | 12,602 | — | 4,985 | 12,602 | 17,587 | 2,993 | 11/97 | 40 years |
| Studio 30 | Houston, TX | 14,796 | 6,023 | 20,037 | — | 6,023 | 20,037 | 26,060 | 4,759 | 11/97 | 40 years |
| Huebner Oaks 24 | San Antonio, TX | 9,463 | 3,006 | 13,662 | — | 3,006 | 13,662 | 16,668 | 3,245 | 11/97 | 40 years |
| First Colony 24 | Houston, TX | 18,413 | — | 19,100 | 67 | — | 19,167 | 19,167 | 4,792 | 11/97 | 40 years |
| Oakview 24 | Omaha, NE | 19,212 | 5,215 | 16,700 | 59 | 5,215 | 16,759 | 21,974 | 4,190 | 11/97 | 40 years |
| Leawood 20 | Kansas City, MO | 15,264 | 3,714 | 12,086 | 43 | 3,714 | 12,129 | 15,843 | 3,032 | 11/97 | 40 years |
| On The Border | Dallas, TX | — | 879 | — | — | 879 | — | 879 | — | 11/97 | n/a |
| Bennigans | Dallas, TX | — | 565 | — | 1,000 | 565 | 1,000 | 1,565 | 383 | 11/97 | 20 years |
| Bennigans | Houston, TX | — | 652 | — | 750 | 652 | 750 | 1,402 | 287 | 11/97 | 20 years |
| Texas Land & Cattle | Dallas, TX | — | 1,519 | — | — | 1,519 | — | 1,519 | — | 11/97 | n/a |
| Gulf Pointe 30 | Houston, TX | 26,099 | 4,304 | 21,496 | 76 | 4,304 | 21,572 | 25,876 | 5,348 | 2/98 | 40 years |
| South Barrington 30 | Chicago, IL | 26,946 | 6,577 | 27,723 | 98 | 6,577 | 27,821 | 34,398 | 6,839 | 3/98 | 40 years |
| Mesquite 30 | Dallas, TX | 22,116 | 2,912 | 20,288 | 72 | 2,912 | 20,360 | 23,272 | 4,920 | 4/98 | 40 years |
| Hampton Town Center 24 | Norfolk, VA | 14,121 | 3,822 | 24,678 | 88 | 3,822 | 24,766 | 28,588 | 5,882 | 6/98 | 40 years |
| Pompano 18 | Pompano Beach, FL | 10,583 | 6,771 | 9,899 | 2,425 | 6,771 | 12,324 | 19,095 | 2,901 | 8/98 | 40 years |
| Raleigh Grand 16 | Raleigh, NC | 6,831 | 2,919 | 5,559 | — | 2,919 | 5,559 | 8,478 | 1,297 | 8/98 | 40 years |
| Paradise 24 | Miami, FL | 21,320 | 2,000 | 13,000 | 8,512 | 2,000 | 21,512 | 23,512 | 4,751 | 11/98 | 40 years |
| Aliso Viejo 20 | Los Angeles, CA | 21,320 | 8,000 | 14,000 | — | 8,000 | 14,000 | 22,000 | 3,150 | 12/98 | 40 years |
| Bosie Stadium 20 | Boise, ID | 15,297 | — | 16,003 | — | — | 16,003 | 16,003 | 3,601 | 12/98 | 40 years |
| Texas Roadhouse Grill | Atlanta, GA | — | 886 | — | — | 886 | — | 886 | — | 3/99 | n/a |
| Roadhouse Grill | Atlanta, GA | — | 868 | — | — | 868 | — | 868 | — | 3/99 | n/a |
| Woodridge 18 | Chicago, IL | 7,497 | 9,926 | 8,968 | — | 9,926 | 8,968 | 18,894 | 1,906 | 6/99 | 40 years |
| Cary Crossroads 20 | Cary, NC | 8,025 | 3,352 | 11,653 | 155 | 3,352 | 11,808 | 15,160 | 2,362 | 6/99 | 40 years |
| Tampa Palms 20 | Tampa, FL | 9,504 | 6,000 | 12,809 | — | 6,000 | 12,809 | 18,809 | 2,588 | 6/99 | 40 years |
| Palms Promenade | San Diego, CA | 12,619 | 7,500 | 17,750 | — | 7,500 | 17,750 | 25,250 | 3,513 | 6/99 | 40 years |
| Westminster 24 | Denver, CO | 13,518 | 5,850 | 17,314 | — | 5,850 | 17,314 | 23,164 | 2,633 | 12/01 | 40 years |
| Westminster Promenade | Denver, CO | — | 6,204 | 12,600 | 5,483 | 6,204 | 18,083 | 24,287 | 2,462 | 12/01 | 40 years |
| Westbank Palace 10 | Westbank, LA | 8,448 | 4,378 | 12,330 | — | 4,378 | 12,330 | 16,708 | 1,798 | 3/02 | 40 years |
| Houma Palace 10 | Houma, LA | 4,752 | 2,404 | 6,780 | — | 2,404 | 6,780 | 9,184 | 989 | 3/02 | 40 years |
| Hammond Palace 10 | Hammond, LA | 4,620 | 2,404 | 6,780 | (565) | 1,839 | 6,780 | 8,619 | 989 | 3/02 | 40 years |
| Elmwood Palace 10 | Elmwood, LA | 12,144 | 5,264 | 14,820 | — | 5,264 | 14,820 | 20,084 | 2,161 | 3/02 | 40 years |
| Clearview Palace 12 | Clearview, LA | 6,336 | — | 11,740 | — | — | 11,740 | 11,740 | 1,712 | 3/02 | 40 years |
| Sterling Forum 30 | Sterling Heights, MI | 14,784 | 5,975 | 17,956 | 3,400 | 5,975 | 21,356 | 27,331 | 3,462 | 6/02 | 40 years |
| Olathe Studio 30 | Olathe, KS | 10,560 | 4,000 | 15,935 | — | 4,000 | 15,935 | 19,935 | 2,191 | 6/02 | 40 years |
| Cherrydale 16 | Greenville, SC | 4,356 | 1,600 | 6,400 | — | 1,600 | 6,400 | 8,000 | 880 | 6/02 | 40 years |
| Cherrydale Shops | Greenville, SC | — | 60 | 1,170 | — | 60 | 1,170 | 1,230 | 161 | 6/02 | 40 years |
| Livonia | Livonia, MI | 12,091 | 4,500 | 17,525 | — | 4,500 | 17,525 | 22,025 | 2,373 | 8/02 | 40 years |
| Hoffman 22 | Alexandria, VA | 12,144 | — | 22,035 | — | — | 22,035 | 22,035 | 2,892 | 10/02 | 40 years |
| Little Rock Rave | Little Rock, AR | 10,486 | 3,858 | 7,990 | — | 3,858 | 7,990 | 11,848 | 1,015 | 12/02 | 40 years |
| Subtotals carried over to next page | | $ 460,504 | 153,494 | 554,936 | 21,663 | 152,929 | 577,164 | 730,093 | 118,772 | | |

**Entertainment Properties Trust**

Continued Schedule III - Real Estate and Accumulated Depreciation

December 31, 2007

(Dollars in thousands)

| Description | Market | Encumbrance | Initial cost: Land | Initial cost: Buildings, Equipment & improvements | Additions (Sales) Subsequent to acquisition | Gross Amount at December 31, 2007: Land | Gross Amount at December 31, 2007: Buildings, Equipment & improvements | Gross Amount at December 31, 2007: Total | Accumulated depreciation | Date acquired | Depreciation life |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Subtotal from previous page | n/a | $ 460,504 | 153,494 | 554,936 | 21,663 | 152,929 | 577,164 | 730,093 | 118,772 | n/a | n/a |
| AmStar Cinema 16 | Macon, GA | 6,450 | 1,982 | 5,056 | — | 1,982 | 5,056 | 7,038 | 600 | 3/03 | 40 years |
| Johnny Carino's | Mesquite, TX | — | 789 | 990 | — | 789 | 990 | 1,779 | 120 | 3/03 | 40 years |
| Star Southfield Center | Southfield, MI | — | 8,000 | 20,518 | 2,799 | 8,000 | 23,317 | 31,317 | 3,697 | 5/03 | 40 years |
| Southwind 12 | Lawrence, KS | 4,754 | 1,500 | 3,526 | — | 1,500 | 3,526 | 5,026 | 404 | 6/03 | 40 years |
| New Roc City | New Rochelle, NY | 66,745 | 6,100 | 97,601 | 226 | 6,100 | 97,827 | 103,927 | 13,088 | 10/03 | 40 years |
| Harbour View Station | Suffolk, VA | — | 3,256 | 9,206 | — | 3,256 | 9,206 | 12,462 | 959 | 11/03 | 40 years |
| Columbiana Grande 14 | Columbiana, SC | 8,177 | 1,000 | 10,534 | (2,447) | 1,000 | 8,087 | 9,087 | 877 | 11/03 | 40 years |
| The Grande 18 | Hialeah, FL | — | 7,985 | — | — | 7,985 | — | 7,985 | — | 12/03 | n/a |
| Kanata Centrum | Toronto, Ontario | 38,630 | 12,711 | 46,357 | 19,893 | 12,711 | 66,250 | 78,961 | 5,805 | 3/04 | 40 years |
| Oakville Centrum | Toronto, Ontario | 31,570 | 12,711 | 29,951 | 4,820 | 12,711 | 34,771 | 47,482 | 3,007 | 3/04 | 40 years |
| Mississauga Centrum | Toronto, Ontario | 21,106 | 11,701 | 22,283 | 11,445 | 11,701 | 33,728 | 45,429 | 2,833 | 3/04 | 40 years |
| Whitby Centrum | Toronto, Ontario | 25,313 | 12,912 | 27,815 | 17,446 | 12,912 | 45,261 | 58,173 | 4,307 | 3/04 | 40 years |
| Deer Valley 30 | Phoenix, AZ | 15,489 | 4,276 | 15,934 | — | 4,276 | 15,934 | 20,210 | 1,494 | 3/04 | 40 years |
| Mesa Grand 24 | Phoenix, AZ | 15,613 | 4,446 | 16,565 | — | 4,446 | 16,565 | 21,011 | 1,553 | 3/04 | 40 years |
| Hamilton 24 | Hamilton, NJ | 17,317 | 4,869 | 18,143 | — | 4,869 | 18,143 | 23,012 | 1,701 | 3/04 | 40 years |
| Conroe Grande Theatre | Conroe, TX | — | 1,836 | 8,230 | — | 1,836 | 8,230 | 10,066 | 513 | 7/04 | 40 years |
| Grand Prairie 18 | Peoria, IL | — | 2,948 | 11,177 | — | 2,948 | 11,177 | 14,125 | 955 | 7/04 | 40 years |
| Lafayette Grand 16 | Lafayette, LA | 9,077 | 1,935 | 8,383 | — | 1,935 | 8,383 | 10,318 | 716 | 7/04 | 40 years |
| Vland Multi-tenant Retail | Chicago, IL | — | 1,936 | — | 114 | 2,050 | — | 2,050 | — | 7/04 | n/a |
| Stir Crazy | Chicago, IL | — | 1,983 | 900 | — | 1,983 | 900 | 2,883 | 195 | 10/04 | 15 years |
| Northeast Mall 18 | Hurst, TX | 14,637 | 5,000 | 11,729 | 1,015 | 5,000 | 12,744 | 17,744 | 989 | 11/04 | 40 years |
| The Grand D'Iberville 14 | Biloxi, MS | 11,408 | 2,001 | 8,043 | 2,432 | 2,001 | 10,475 | 12,476 | 686 | 12/04 | 40 years |
| Melbourne 16 | Melbourne, FL | — | 3,817 | 8,830 | 320 | 3,817 | 9,150 | 12,967 | 686 | 12/04 | 40 years |
| Splitz | Westminster, CO | — | — | 2,213 | 335 | — | 2,548 | 2,548 | 184 | 12/04 | 40 years |
| Mayfaire Cinema 16 Plex | Wilmington, NC | 7,716 | 1,650 | 7,047 | — | 1,650 | 7,047 | 8,697 | 514 | 2/05 | 40 years |
| RMP Chatanooga 18 | Chatanooga, TN | 12,579 | 2,798 | 11,467 | — | 2,798 | 11,467 | 14,265 | 812 | 3/05 | 40 years |
| Burbank Village | Burbank, CA | 34,825 | 16,584 | 35,016 | 109 | 16,584 | 35,125 | 51,709 | 2,433 | 3/05 | 40 years |
| Savannah Land | Savannah, GA | — | 2,783 | — | 5 | 2,788 | — | 2,788 | — | 5/05 | n/a |
| Washington Square | Indianapolis, IN | 5,075 | 1,481 | 4,565 | — | 1,481 | 4,565 | 6,046 | 285 | 6/05 | 40 years |
| Etouffee | Southfield, MI | — | — | 1,200 | 54 | — | 1,254 | 1,254 | 71 | 8/05 | 40 years |
| Asahi Sushi Bar | Houston, TX | — | 1,482 | 1,365 | (170) | 1,237 | 1,440 | 2,677 | 229 | 8/05 | 15 years |
| Hattiesburg Theatre | Hattiesburg, MS | 10,300 | 1,978 | 7,733 | 2,432 | 1,978 | 10,165 | 12,143 | 496 | 9/05 | 40 years |
| Mad River Mountain | Bellefontaine, OH | 6,225 | 5,108 | 5,994 | 1,500 | 5,251 | 7,351 | 12,602 | 571 | 11/05 | 40 years |
| Manchester Stadium 16 | Fresno, CA | 11,735 | 7,600 | 11,613 | — | 7,600 | 11,613 | 19,213 | 682 | 12/05 | 40 years |
| Modesto Stadium 10 | Modesto, CA | 4,844 | 2,542 | 3,910 | — | 2,542 | 3,910 | 6,452 | 204 | 12/05 | 40 years |
| Sizzler | Arroyo Grande, CA | — | 444 | 534 | — | 444 | 534 | 978 | 28 | 12/05 | 40 years |
| Arroyo Grande Stadium 10 | Arroyo Grande, CA | 4,999 | 2,641 | 3,810 | — | 2,641 | 3,810 | 6,451 | 198 | 12/05 | 40 years |
| Auburn Stadium 10 | Auburn, CA | 6,471 | 2,178 | 6,185 | — | 2,178 | 6,185 | 8,363 | 322 | 12/05 | 40 years |
| Columbia 14 | Columbia, MD | — | — | 12,204 | — | — | 12,204 | 12,204 | 534 | 3/06 | 40 years |
| Firewheel 18 | Garland TX | — | 8,028 | 14,825 | — | 8,028 | 14,825 | 22,853 | 649 | 3/06 | 40 years |
| Oak Village Cinema 14 | Garner, NC | — | 1,305 | 6,899 | — | 1,305 | 6,899 | 8,204 | 287 | 4/06 | 40 years |
| Grand 18 | Winston-Salem, NC | — | 3,616 | 12,153 | — | 3,616 | 12,153 | 15,769 | 456 | 7/06 | 40 years |
| Subtotals carried over to next page | | $ 851,559 | 331,406 | 1,085,440 | 83,991 | 330,858 | 1,169,979 | 1,500,837 | 172,910 | | |

**Entertainment Properties Trust**

Continued Schedule III - Real Estate and Accumulated Depreciation

December 31, 2007

(Dollars in thousands)

| | | | Initial cost | | | Gross Amount at December 31, 2007 | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Description | Market | Encumbrance | Land | Buildings, Equipment & improvements | Additions (Sales) Subsequent to acquisition | Land | Buildings, Equipment & improvements | Total | Accumulated depreciation | Date acquired | Depreciation life |
| Subtotal from previous page | n/a | $ 851,559 | 331,406 | 1,085,440 | 83,991 | 330,858 | 1,169,979 | 1,500,837 | 172,910 | n/a | n/a |
| Huntsville 18 | Huntsville, AL | — | 3,508 | 14,802 | — | 3,508 | 14,802 | 18,310 | 493 | 8/06 | 40 years |
| Cityplace 14 | Kalamazoo, MI | — | 5,125 | 12,216 | — | 5,125 | 12,216 | 17,341 | 331 | 12/06 | 40 years |
| Bayou 15 | Pensacola, FL | — | 5,316 | 15,099 | — | 5,316 | 15,099 | 20,415 | 378 | 12/06 | 40 years |
| Havens Wine Cellars | Yountville, CA | — | 2,527 | 4,873 | 400 | 2,527 | 5,273 | 7,800 | 204 | 12/06 | 40 years |
| Grand Theatre 16 | Slidell, LA | 10,635 | — | 11,499 | — | — | 11,499 | 11,499 | 287 | 12/06 | 40 years |
| Duncan Peak Winery | Hopland, CA | — | 1,015 | 5,724 | 2,980 | 1,015 | 8,704 | 9,719 | 159 | 04/07 | 40 years |
| City Center | White Plains, NY | 119,417 | 28,201 | 130,022 | — | 28,201 | 130,022 | 158,223 | 2,170 | 05/07 | 40 years |
| Pier Park Grand 16 | Panama City Beach, FL | — | 6,486 | 11,156 | — | 6,486 | 11,156 | 17,642 | 163 | 05/07 | 40 years |
| Kalispell Stadium 14 | Kalispell, MT | — | 2,505 | 7,323 | — | 2,505 | 7,323 | 9,828 | 61 | 07/07 | 40 years |
| Austell Promenade | Austell, GA | — | 1,596 | — | — | 1,596 | — | 1,596 | — | 08/07 | n/a |
| EOS Estate Winery | Pasa Robles, CA | 10,521 | 1,576 | 19,725 | — | 1,576 | 19,725 | 21,301 | 228 | 08/07 | 40 years |
| Cosentino Wineries | Pope Valley, Lockeford, and Clements, CA | 10,275 | 7,371 | 13,431 | — | 7,371 | 13,431 | 20,802 | 197 | 08/07 | 40 years |
| Four Seasons Station Grand 18 | Greensboro, NC | — | — | 12,606 | — | — | 12,606 | 12,606 | 26 | 11/07 | 40 years |
| Mortgage Note Related Encumbrances | | 78,857 | — | — | — | — | — | — | — | | |
| Development Property | Various | — | 23,001 | — | — | 23,001 | — | 23,001 | — | various | n/a |
| Total | | $ 1,081,264 | 419,633 | 1,343,916 | 87,371 | 419,085 | 1,431,835 | 1,850,920 | 177,607 | | |

**Entertainment Properties Trust**

Schedule III - Real Estate and Accumulated Depreciation (continued)

Reconciliation

(Dollars in thousands)

December 31, 2007

| | | |
|---|---|---|
| Real Estate: | | |
| Reconciliation: | | |
| Balance at beginning of the year | $ | 1,556,811 |
| Acquisition and development of rental properties during the year | | 299,235 |
| Disposition of rental properties during the year | | (5,126) |
| Balance at close of year | $ | 1,850,920 |
| | | |
| Accumulated Depreciation | | |
| Reconciliation: | | |
| Balance at beginning of the year | $ | 141,636 |
| Depreciation during the year | | 35,971 |
| Balance at close of year | $ | 177,607 |

See accompanying report of independent registered public accounting firm.

**Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None

**Item 9A. Controls and Procedures**

As of the end of the period covered by this report, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in reports we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Our disclosure controls were designed to provide reasonable assurance that the controls and procedures would meet their objectives. Our management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls will prevent all error and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance of achieving the designed control objectives and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusions of two or more people, or by management override of the control. Because of the inherent limitations in a cost-effective, maturing control system, misstatements due to error or fraud may occur and not be detected.

There have not been any changes in the Company's internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of the fiscal year to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

**Management's Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control - Integrated Framework*, our management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, errors or fraud. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of or compliance with the policies or procedures may deteriorate.

**Report of Independent Registered Public Accounting Firm**
The Board of Trustees
Entertainment Properties Trust:

We have audited Entertainment Properties Trust's (the Company) internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control Over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control -*

*Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, changes is shareholders' equity, comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007, and our report dated February 25, 2008 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

Kansas City, Missouri
February 25, 2008

**Item 9B. Other Information**

None

**PART III**

**Item 10. Directors, Executive Officers and Corporate Governance**

The Company's definitive Proxy Statement for its Annual Meeting of Shareholders to be held on May 7, 2008 (the "Proxy Statement"), contains under the captions "Election of Trustees", "Company Governance", "Executive Officers", and "Section 16(a) Beneficial Ownership Reporting Compliance" the information required by Item 10 of this Annual Report on Form 10-K, which information is incorporated herein by this reference.

We have adopted a Code of Business Conduct and Ethics that applies to our Chief Executive Officer, Chief Financial Officer, and all other officers, employees and trustees. The Code may be viewed on our website at www.eprkc.com and is available in print to any person who requests it.

**Item 11. Executive Compensation**

The Proxy Statement contains under the captions "Election of Trustees", "Executive Compensation", and "Compensation Committee Report", the information required by Item 11 of this Annual Report on Form 10-K, which information is incorporated herein by this reference.

**Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters**

The Proxy Statement contains under the captions "Share Ownership" and "Equity Compensation Plan Information" the information required by Item 12 of this Annual Report on Form 10-K, which information is incorporated herein by this reference.

**Item 13. Certain Relationships and Related Transactions, and Director Independence**

The Proxy Statement contains under the caption "Transactions Between the Company and Trustees, Officers or their Affiliates" the information required by Item 13 of this Annual Report on Form 10-K, which information is incorporated herein by this reference.

**Item 14. Principal Accountant Fees and Services**

The Proxy Statement contains under the caption "Ratification of Appointment of Independent Registered Public Accounting Firm" the information required by Item 14 of this Annual Report on Form 10-K, which information is incorporated herein by this reference.

**PART IV**

**Item 15. Exhibits and Financial Statement Schedules**

(1) *Financial Statements:*
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2007 and 2006
Consolidated Statements of Income for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Changes in Shareholders' Equity for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Comprehensive Income for the years ended December 31, 2007, 2006 and 2005
Consolidated Statements of Cash Flows for the years ended December 31, 2007, 2006, and 2005.
Notes to Consolidated Financial Statements

(2) *Financial Statement Schedules*:
Schedule II – Valuation and Qualifying Accounts
Schedule III – Real Estate and Accumulated Depreciation

(3) *Exhibits*
The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Annual Report on Form 10-K or incorporated by reference as indicated below.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTERTAINMENT PROPERTIES TRUST

Dated: February 25, 2008

By /s/ David M. Brain
David M. Brain, President – Chief Executive Officer
(Principal Executive Officer)

Dated: February 25, 2008

By /s/ Mark A. Peterson
Mark A. Peterson, Vice President – Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated:

| Signature and Title | Date |
|---|---|
| /s/ Robert J. Druten<br>Robert J. Druten, Chairman of the Board | February 25, 2008 |
| /s/ David M. Brain<br>David M. Brain, President, Chief Executive Officer (Principal Executive Officer) and Trustee | February 25, 2008 |
| /s/ Mark A. Peterson<br>Mark A. Peterson, Vice-President and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer) | February 25, 2008 |
| /s/ Morgan G. Earnest, II<br>Morgan G. Earnest, II, Trustee | February 25, 2008 |
| /s/ James A. Olson<br>James A. Olson, Trustee | February 25, 2008 |
| /s/ Barrett Brady<br>Barrett Brady, Trustee | February 25, 2008 |

Subsidiaries of the Company

| Subsidiary | Jurisdiction of Incorporation |
|---|---|
| 3 Theatres, Inc. | Missouri |
| 30 West Pershing, LLC | Missouri |
| Atlantic - EPR I | Delaware |
| Atlantic - EPR II | Delaware |
| Burbank Village, Inc. | Delaware |
| Burbank Village, LP | Delaware |
| Cantera 30 Theatre, LP | Delaware |
| Cantera 30, Inc. | Delaware |
| Crotched Mountain Properties, LLC | New Hampshire |
| Domus Communities, LLC | Delaware |
| Duncan Peak VinREIT, LLC | Delaware |
| EPR Canada, Inc. | Missouri |
| EPR Hialeah, Inc. | Missouri |
| EPR Metropolis Trust | Delaware |
| EPR North Trust | Delaware |
| EPR TRS Holdings, Inc. | Missouri |
| EPR TRS I, Inc. | Missouri |
| EPR TRS II, Inc. | Missouri |
| EPT 301, LLC | Missouri |
| EPT Aliso Viejo, Inc. | Delaware |
| EPT Arroyo, Inc. | Delaware |
| EPT Auburn, Inc. | Delaware |
| EPT Biloxi, Inc. | Delaware |
| EPT Boise, Inc. | Delaware |
| EPT Chattanooga, Inc. | Delaware |
| EPT Columbiana, Inc. | Delaware |
| EPT Crotched Mountain, Inc. | Missouri |
| EPT Davie, Inc. | Delaware |
| EPT Deer Valley, Inc. | Delaware |
| EPT DownREIT II, Inc. | Missouri |
| EPT DownREIT, Inc. | Missouri |
| EPT East, Inc. | Missouri |
| EPT Firewheel, Inc. | Delaware |
| EPT First Colony, Inc. | Delaware |
| EPT Fresno, Inc. | Delaware |
| EPT GCC, LLC | Delaware |
| EPT Gulf Pointe, Inc. | Delaware |
| EPT Hamilton, Inc. | Delaware |
| EPT Hattiesburg, Inc. | Delaware |
| EPT Hoffman Estates, Inc. | Delaware |
| EPT Huntsville, Inc. | Delaware |
| EPT Hurst, Inc. | Delaware |
| EPT Indianapolis, Inc. | Delaware |

| | |
|---|---|
| EPT Kalamazoo, Inc. | Missouri |
| EPT Lafayette, Inc. | Delaware |
| EPT Lawrence, Inc. | Delaware |
| EPT Leawood, Inc. | Delaware |
| EPT Little Rock, Inc. | Delaware |
| EPT Macon, Inc. | Delaware |
| EPT Mad River, Inc. | Missouri |
| EPT Manchester, Inc. | Delaware |
| EPT Melbourne, Inc. | Missouri |
| EPT Mesa, Inc. | Delaware |
| EPT Mesquite, Inc. | Delaware |
| EPT Modesto, Inc. | Delaware |
| EPT Mount Attitash, Inc. | Delaware |
| EPT Mount Snow, Inc. | Delaware |
| EPT New Roc GP, Inc. | Delaware |
| EPT New Roc, LLC | Delaware |
| EPT Oakview, Inc. | Delaware |
| EPT Pensacola, Inc. | Missouri |
| EPT Pompano, Inc. | Delaware |
| EPT Raleigh Theatres, Inc. | Delaware |
| EPT Schoolhouse, LLC | Delaware |
| EPT Slidell, Inc. | Delaware |
| EPT Ski Properties, Inc. | Delaware |
| EPT South Barrington, Inc. | Delaware |
| EPT Spartanburg, Inc. | Delaware |
| EPT Waterparks, Inc. | Delaware |
| EPT White Plains, LLC | Delaware |
| EPT Wilmington, Inc. | Delaware |
| Exit 108 Entertainment, LLC | Alabama |
| Flik Depositor, Inc. | Delaware |
| Flik, Inc. | Delaware |
| JERIT CS Fund I, LLC | Delaware |
| Kanata Entertainment Holdings, Inc. | New Brunswick |
| LC White Plains Recreation, LLC | New York |
| LC White Plains Retail, LLC | New York |
| LCPV VinREIT, Inc. | Delaware |
| Megaplex Four, Inc. | Missouri |
| Megaplex Nine, Inc. | Missouri |
| Metropolis Entertainment Holdings, Inc. | New Brunswick |
| Mississauga Entertainment Holdings, Inc. | New Brunswick |
| New Roc Associates, LP | New York |
| Oakville Entertainment Holdings, Inc. | New Brunswick |
| Paso Robles VinREIT, LLC | Missouri |
| PGCC, LLC | Delaware |
| Suffolk Retail, LLC | Delaware |
| Tampa Veterans 24, Inc. | Delaware |
| Tampa Veterans 24, LP | Delaware |
| Theatre Sub, Inc. | Missouri |
| VinREIT, LLC | Delaware |
| WestCol Center, LLC | Delaware |

| | |
|---|---|
| WestCol Corp. | Delaware |
| WestCol Holdings, LLC | Delaware |
| WestCol Theatre, LLC | Delaware |
| Westminster Promenade Owner's Association, LLC | Colorado |
| Whitby Entertainment Holdings, Inc. | New Brunswick |

EXHIBIT 23

**Consent of Independent Registered Public Accounting Firm**

The Board of Trustees
Entertainment Properties Trust:

We consent to the incorporation by reference in the Registration Statements (Form S-3 No. 333-72021 pertaining to the Dividend Reinvestment and Direct Shares Purchase Plan, Form S-8 No. 333-76625 pertaining to the 1997 Share Incentive Plan, Form S-8 No. 333-142831 pertaining to the 2007 Equity Incentive Plan, Form S-4 No. 333-78803, as amended, pertaining to the shelf registration of 5,000,000 common shares and Form S-3 No. 333-140978 for an undetermined amount of securities) of Entertainment Properties Trust of our reports dated February 25, 2008, with respect to the consolidated balance sheets of Entertainment Properties Trust as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in shareholders' equity, comprehensive income, and cash flows, for each of the years in the three-year period ended December 31, 2007, and all related financial statement schedules and the effectiveness of internal control over financial reporting as of December 31, 2007, which reports appear in the December 31, 2007 Annual Report on Form 10-K of Entertainment Properties Trust. Our report refers to a change in the method of quantifying errors in 2006.

KPMG LLP

Kansas City, Missouri
February 25, 2008

EXHIBIT 31.1

**CERTIFICATION**

I, David M. Brain, certify that:

1. I have reviewed this annual report on Form 10-K of Entertainment Properties Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of trustees:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2008

/s/ David M. Brain
David M. Brain
President and Chief Executive Officer

EXHIBIT 31.2

**CERTIFICATION**

I, Mark A. Peterson, certify that:

1. I have reviewed this annual report on Form 10-K of Entertainment Properties Trust;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the registrant and we have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of trustees:

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 25, 2008

/s/ Mark A. Peterson
Mark A. Peterson
Vice President and Chief Financial Officer

EXHIBIT 32.1

**CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER**

**PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT**

I, David M. Brain, President and Chief Executive Officer of Entertainment Properties Trust (the "Issuer"), have executed this certification for furnishing to the Securities and Exchange Commission in connection with the filing with the Commission of the registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (the "Report"). I hereby certify that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

/s/ David M. Brain
David M. Brain
President and Chief Executive Officer

Date: February 25, 2008

EXHIBIT 32.2

**CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER**

**PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT**

I, Mark A. Peterson, Vice President and Chief Financial Officer of Entertainment Properties Trust (the "Issuer"), have executed this certification for furnishing to the Securities and Exchange Commission in connection with the filing with the Commission of the registrant's Annual Report on Form 10-K for the year ended December 31, 2007 (the "Report"). I hereby certify that:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Issuer.

/s/ Mark A. Peterson
Mark A. Peterson
Vice President and Chief Financial Officer

Date: February 25, 2008

ENTERTAINMENT
PROPERTIES TRUST

Union Station
30 West Pershing Road, Suite 201
Kansas City, Missouri 64108
**816-472-1700**
[illegible]

**END**